General Mills

Annual Report 2008
Continuing Growth


OLD EL PASO
Fajita
FIBER ONE

Welcome to General Mills



Net Sales by U.S. Retail Division
$9.1 billion in total

- 22% Big G Cereals
- 22% Meals
- 19% Pillsbury USA
- 14% Yoplait
- 13% Snacks
- 8% Baking Products
- 2% Small Planet Foods/Other

U.S. RETAIL

Our U.S. Retail business segment includes the major marketing divisions listed to the left. We market our products in a variety of domestic retail outlets including traditional grocery stores, natural food chains, mass merchandisers and membership stores. This segment accounts for 66 percent of total company sales.



Net Sales by International Region
$2.6 billion in total

- 35% Europe
- 27% Canada
- 23% Asia/Pacific
- 15% Latin America and South Africa

INTERNATIONAL

We market our products in more than 100 countries outside of the United States. Our largest international brands are *Häagen-Dazs* ice cream, *Old El Paso* Mexican foods and *Nature Valley* granola bars. This business segment accounts for 19 percent of total company sales.



Net Sales by Foodservice Customer Segment
$2.0 billion in total

- 46% Bakery Channels
- 45% Distributors/Restaurants
- 9% Convenience Stores/Vending

BAKERIES AND FOODSERVICE

We customize packaging of our retail products and market them to convenience stores and foodservice outlets such as schools, restaurants and hotels. We sell baking mixes and frozen dough-based products to supermarket, retail and wholesale bakeries. We also sell branded food products to foodservice operators, wholesale distributors and bakeries. This segment accounts for 15 percent of total company sales.



Net Sales by Joint Venture (not consolidated)
$1.2 billion proportionate share

- 84% Cereal Partners Worldwide (CPW)
- 16% Häagen-Dazs

ONGOING JOINT VENTURES

We are partners in several joint ventures. Cereal Partners Worldwide is our 50/50 joint venture with Nestlé and markets breakfast cereals in 130 countries around the globe. We also participate in Häagen-Dazs joint ventures in Japan and Korea.



WHEATIES
Chex Mix
Cheerios
Nestlé
Fitness
Totino's
Pizza Rolls
Hamburger Helper

Financial Highlights

In Millions, Except per Share Data	Fiscal Year Ended May 25, 2008	Fiscal Year Ended May 27, 2007	Change
Net Sales	$13,652	$12,442	+10%
Segment Operating Profit[a]	2,406	2,260	+ 6
Net Earnings	1,295	1,144	+13
Diluted Earnings per Share	3.71	3.18	+17
Diluted Earnings per Share Excluding Certain Commodity and Tax Items[a]	3.52	3.18	+11
Average Diluted Shares Outstanding	347	360	- 4
Dividends per Share	$ 1.57	$ 1.44	+ 9

Net Sales
(dollars in millions)



11,122
11,308
11,711
12,442
13,652
04 05 06 07 08

Segment Operating Profit[a]
(dollars in millions)



2,053
2,016
2,112
2,260
2,406
04 05 06 07 08

Diluted Earnings per Share
(dollars)



2.60
3.08
2.90
3.18
3.52
3.71
c
04 05[b] 06 07 08

Return on Average Total Capital[a]
(percent)



10.0
11.4
10.5
11.1
11.6
12.1
c
04 05[b] 06 07 08

a See page 89 for discussion of non-GAAP measures.
b Results include $197 million net gain after tax from divestitures and debt repurchase costs.
c Results exclude certain commodity and tax items. See page 89 for discussion of non-GAAP measures.

TABLE OF CONTENTS

To Our Shareholders,

Fiscal 2008 was a strong year for General Mills. We generated broad-based sales and earnings growth, and strengthened our position in markets around the globe. We're pleased to give you this report on our progress in 2008, and our plans for continuing growth in fiscal 2009 and beyond.

Our results in 2008 reflect particularly good sales performance. Net sales for the year ended May 25, 2008, increased 10 percent to $13.7 billion. This was strong growth on top of a 6 percent sales increase the previous year. And each of our major operating divisions contributed to this year's sales gain, as shown in the table below.

Broad-based Sales Growth

Operating Division/Segment	2008 Net Sales % Change
Big G Cereals	+ 5
Meals	+ 5
Pillsbury USA	+ 5
Small Planet Foods	+ 6
Baking Products	+ 9
Yoplait	+10
Bakeries and Foodservice	+11
Snacks	+12
International	+21
Total General Mills	+10

Costs for food ingredients, packaging and energy were significantly higher in 2008. We worked to offset this inflation with comprehensive cost-saving efforts and price increases where necessary. We also increased our spending on advertising and other consumer marketing programs, which help generate consumer awareness and purchase of our brands. Companywide, consumer marketing investment grew 13 percent in 2008. Even with this increased marketing spending and the higher input costs, operating profits from our business segments grew 6 percent to exceed $2.4 billion.

Diluted earnings per share grew 17 percent to reach $3.71. This figure includes non-cash gains totaling 19 cents per share from mark-to-market valuation of certain commodity positions and a favorable court decision related to a tax matter. Excluding these non-cash items from fiscal 2008 results, diluted earnings per share would total $3.52, up 11 percent from $3.18 per share last year.

These sales and profit results exceeded our original financial targets for fiscal 2008. They also measure up very well against the goals we established three years ago for General Mills' long-term growth. Our model calls for low single-digit compound growth in net sales, mid single-digit growth in segment operating profits and high single-digit growth in diluted earnings per share. We believe that this sales and profit growth, coupled with a dividend yield of between 2 and 3 percent of our stock price, should result in returns to our shareholders that meet or exceed the broader market's return over time.

General Mills Long-term Growth Model

	Compound Annual Growth Target
Net Sales	Low single-digit
Segment Operating Profit	Mid single-digit
Earnings per Share	High single-digit
+ Dividend Yield	
Total Return to Shareholders	Double-digit

For the three-year period through fiscal 2008, total return to General Mills shareholders (stock price appreciation plus reinvested dividends) averaged 10.1 percent. The average annual return by the S&P 500 stock index over that same time period was 6.7 percent, and the return for our food company peer group averaged 4.4 percent.



Steve Sanger (left) and Ken Powell (right).

Our long-term performance goals also include a commitment to increase the return we generate on capital invested in the business. Specifically, our goal is to increase return on average total capital (ROC) by 50 basis points per year. We've kept pace with that goal in recent years. For 2008, reported results exceeded that goal, and excluding the benefits of our non-cash commodity and tax gains, we met our 50-basis point improvement target.

The key to our improving return on capital is strong earnings growth. But we're also improving ROC by taking a disciplined approach to how much capital we invest in the business. In 2008, we invested $522 million (3.8 percent of net sales) in fixed assets that will support business growth or productivity projects. We expect capital investments to average just under 4 percent of net sales in the years ahead.

Superior Returns to Shareholders
(percent growth, stock price appreciation plus dividends)



Fiscal 2008
Last 3 Years (compound growth)
+4.4
-7.4
-3.0
+10.1
+6.7
+4.4
GIS
S&P 500 Index
S&P Packaged Foods Index

Beyond this capital investment, we return a significant portion of the cash our businesses generate to shareholders. Dividends in fiscal 2008 totaled $1.57 per share, up 9 percent for the year. Our ongoing share repurchase program has a goal of reducing the number of shares outstanding by an average of 2 percent per year. In fiscal 2008 we exceeded that target: Average shares outstanding were 347 million, down nearly 4 percent from 360 million shares the previous year.

In summary, fiscal 2008 was a year of strong performance and progress at General Mills. And we believe our prospects for continued good growth and increasing returns are excellent.

The Drivers of our Continuing Growth

We're building strong brands. Our brands are generating increasing sales in markets all around the world. In the United States, we hold the No. 1 or No. 2 market position in a wide variety of shelf-stable, refrigerated and frozen food categories.

We work continuously to improve our established brands and to create successful new products. We ask consumers to regularly taste test our products, head-to-head with competitive offerings including private label. Our goal is to have at least 60 percent of consumers prefer our brand, and we work to improve those brands that fall short. We're also improving the nutritional profile of our products by reducing fat, sodium or sugar, and adding ingredients such as fiber and whole grains. Since 2005, we have improved the nutritional attributes for products representing 40 percent of our U.S. Retail business.

U.S. RETAIL LEADING MARKET POSITIONS

Category	2008 Dollar Share %	Rank
Dry Dinner Mixes	78	1
Refrigerated Dough	70	1
Fruit Snacks	54	1
Dessert Mixes	42	1
Refrigerated Yogurt	36	2
Ready-to-serve Soup	34	2
Ready-to-eat Cereal	30	2
Granola Bars/Grain Snacks	27	2
Frozen Hot Snacks	26	2
Microwave Popcorn	25	2
Frozen Vegetables	20	2
Mexican Products	18	2

ACNielsen measured outlets

International Net Sales
(dollars in millions)

Net sales for our wholly owned international businesses combined with our proportionate share of ongoing joint venture net sales exceeded $3.7 billion in 2008.

Our Share of CPW and Häagen-Dazs Joint Ventures*

Wholly Owned Businesses



2,321
2,584
2,710
3,109
3,761
04
05
06
07
08

*Not consolidated. See page 89 for discussion of non-GAAP measures.

New products are an important contributor to our growth. We're working to identify bigger ideas, and new items whose sales will be largely incremental to our existing business. In 2008, we had several standout new products, including *Progresso* Light soups and *Fiber One* snack bars in the U.S. and *Dolce* frozen desserts in Japan. In total, new products accounted for more than 5 percent of U.S. Retail net sales in 2008, and we estimate that over half of those sales were incremental to our existing business. For our International business segment, new products contributed 8 percent of net sales in 2008.

We're supporting our new and established brands with increased levels of consumer marketing investment. Consumer-directed marketing reinforces those key attributes that distinguish our brands from competitors' products. This investment also supports growth in sales for our brands at everyday prices, rather than at promotional discounts. In 2008, baseline (or non-promoted) sales for our major U.S. Retail product lines grew 4 percent overall, with stronger increases in categories such as yogurt, grain snacks and ready-to-serve soup.

We're partnering with our retail and foodservice customers more effectively than ever before. In 2008, we generated mid single-digit sales growth in traditional U.S. grocery store accounts. Our sales grew at double-digit rates in retail channels such as supercenters, drug and discount stores, and dollar format stores. In addition, we are a major supplier to foodservice operators such as schools, hotels, bakeries, restaurants and health care facilities. Creating winning strategies that generate profitable sales growth across these different channels and retail formats is a key growth driver for us.

We're rapidly growing sales for our brands in international markets. Just five years ago, our sales outside the U.S. totaled $1.3 billion. In 2008, net sales for our International business segment reached nearly $2.6 billion. And these businesses generated more than one-third of our total sales and operating profit *growth* for the year. General Mills brands such as *Häagen-Dazs*, *Old El Paso*, *Nature Valley* and *Betty Crocker* can be found throughout Europe, Asia and South America — we currently compete in more than 100 markets worldwide. That's without including our international joint ventures, Cereal Partners Worldwide and Häagen-Dazs JVs in Japan and Korea, which together contributed $112 million in *after-tax* earnings to General Mills this past year. And we're really just getting going when it comes to building our business outside the U.S. We expect continuing international expansion to be a key driver of sales and profit increases for us in the years ahead.

Our companywide focus on protecting margins is generating industry-leading results. We concluded several years ago that the trend of rising commodity and energy costs was likely to continue for some time, given growing world demand for food and fuel. That meant we would need to generate a higher level of productivity and cost savings than we'd done in the past in order to protect our margins. Our companywide approach to this challenge, which we call holistic margin management (HMM), engages people from marketing to R&D to the plant floor in identifying costs in our products that don't add value for consumers. We eliminate those costs, and use the savings to offset higher input costs and reinvest in our brands. This HMM focus is our first line of defense for our margins, and we believe this approach should continue to help us keep price increases moderate.

PROTECTING MARGINS AND BUILDING BRANDS

Over the last four fiscal years, we've experienced sustained pressure from rising input costs, including 7 percent inflation in 2008. We've also steadily increased our consumer marketing spending to support our brands. Yet we've largely maintained our segment profit margin since 2005.

Fiscal Year	05	06	07	08
Input Cost Inflation	+6%	+5%	+4%	+ 7%
Consumer Marketing Expense	-5%	+5%	+8%	+13%
Segment Operating Profit Margin* (% of net sales)	17.8	18.0	18.2	17.6



17.8
18.0
18.2
17.6
05
06
07
08

*See page 89 for discussion of non-GAAP measures.

On-trend Product Portfolio
(General Mills Fiscal 2008 Worldwide Net Sales of $14.9 Billion*)



39% **Inherently Nutritious Foods**
Ready-to-eat Cereal, Yogurt, Vegetables and Organic Foods

14% **Better-for-you Choices**
Ready-to-serve Soup and Snacks

47% **Quick and Convenient Options**
Refrigerated Dough, Dinner Mixes, Dessert Mixes, Mexican Products, Super-premium Ice Cream, Frozen Pizza and Snacks

*Includes $1.2 billion proportionate share of joint venture net sales. See page 89 for discussion of non-GAAP measures.

We compete in growing categories. Consumers today want food choices that offer great taste and convenience, along with health and wellness benefits. That makes categories like ready-to-eat cereal, ready-to-serve soup, frozen vegetables, yogurt, grain snack bars and organic foods advantaged places to compete. We believe our global business portfolio is a true strategic advantage, because these on-trend categories are great places to innovate.

We hold ourselves to high standards of corporate citizenship and corporate governance. These two dimensions of corporate performance are every bit as critical to our continuing growth as the business drivers outlined above. We are actively engaged in the communities where we operate, and we have established sustainability initiatives designed to minimize our environmental footprint. Our corporate governance practices have evolved over many years and are reviewed regularly to ensure they support an empowered and independent board of directors working with management for the benefit of all shareholders.

The following pages of this report will tell you more about the growth drivers we've just highlighted, and show you some of the 29,500 talented General Mills people who are building our brands around the world. Our people are our most powerful competitive advantage, and we thank them all for their contributions to the company. We also thank Mike Spence, who is retiring from the General Mills Board of Directors after 16 years, for his valued counsel, and we welcome to the board both Lois Quam and Brad Anderson. In addition, we want to acknowledge the lasting contributions of Ken Thome, Siri Marshall and Randy Darcy, who announced their retirements from the company in recent months. You'll find each of these individuals pictured along with current members of the board and our senior leadership team on pages 21 to 23.

We're excited about the future growth prospects for General Mills in markets around the world. We look forward to reporting on our continuing progress, and we thank you for your investment in General Mills.

Sincerely,

Stephen W. Sanger
Chairman of the Board
Retired May 23, 2008

Kendall J. Powell
Chairman of the Board and
Chief Executive Officer

July 28, 2008



OUR THANKS TO STEVE

Steve Sanger joined General Mills in 1974 as an assistant product manager for *Wheaties* cereal. By 1995, he was chairman and chief executive officer. Over the next 13 years, Steve fostered a company culture that attracted and developed great people. He sharpened our focus on superior product quality and innovation. He extended General Mills' legacy of dedicated corporate citizenship. And he drove financial performance that resulted in 13 consecutive years of positive total returns to shareholders. We'll miss Steve's insight, warmth and wit, and we thank him very much for his important and lasting contributions to General Mills.

A Note from Steve

It's been an honor for me to be part of General Mills for 34 years, and to lead this tremendous organization over the last 13 years. I've passed the baton to Ken and his team with great confidence in our company's future. General Mills is in a new phase of its long-term growth, and I think this might be the best one yet.

There have been several different growth phases in General Mills' 80-year history. When I joined the company in the 1970s, we were operating in 13 different industry areas, ranging from fashion to furniture. By 1995, when I became chairman and chief executive officer, we were back to a singular focus on our oldest and best business—consumer foods. We were competing in large and growing categories of the U.S. grocery industry, and our brands held leading market positions there. But we were generating less than $200 million in sales outside the U.S., and the bulk of that was in Canada. It was clear that to be a top-tier performer in the 21st century food industry, we needed to unlock the opportunity for our brands to grow in markets beyond North America.

We created a winning international growth vehicle for our cereal business. Cereal Partners Worldwide, our 50/50 joint venture with Nestlé, began operations in four European countries in 1991. Today, CPW generates $2 billion in sales and operates in more than 130 international markets. Our share of CPW's after-tax profit is a meaningful part of General Mills' earnings today, and it will be an even bigger part of our future results.

Beyond cereal, it was the acquisition of Pillsbury in 2001 that opened the door for our international growth. Today, our International business segment generates $2.6 billion in net sales. Those sales are growing at a double-digit rate, and operating profits are growing even faster. One of the last business functions I attended this spring was a dinner held at our headquarters for the directors and officers who lead our International organization. Just 13 years ago, that would have been an intimate gathering of people from Canada and our export operations. This was a dinner for 250 men and women headquartered across the globe in cities ranging from Caracas to Paris to Shanghai. And it's just the beginning—the vast majority of our international growth still lies ahead.

General Mills has a great many strengths to leverage in this new phase of growth. None is more powerful than the collective talent, passion and commitment of General Mills people. Ken and his team have tremendous abilities, and they lead a Company of Champions. I spent my career working with remarkable people every day, and it was a joy and a privilege. I look forward to watching General Mills' continuing growth and success in the years ahead.



Steve Sanger

More Than Before: Building a Multinational Food Company

	1995	2008
Net Sales (as reported)	$5 billion	$14 billion
Net Earnings	$0.3 billion	$1.3 billion
Assets	$3 billion	$19 billion
Employees	9,900	29,500
Equity Market Value	$8 billion	$21 billion


NATURE VALLEY
GOOD TO GO!
Cream Crisp

Our Plans for Continuing Growth

All across the company, General Mills people are building on our record of continuing growth. We're developing innovative new products, increasing our productivity, and expanding into new outlets and markets around the world. The following pages highlight some of these efforts.


Honey Nut
Cheerios
Lowering
Cholesterol!

Investing In Our Brands

We market some of the best-selling brands in the food business. We're building those brands with new varieties that attract new consumers to our categories, or extend our brands to new eating occasions. And we're investing behind our products with more advertising, sampling and other consumer marketing programs. | For example, we are rapidly extending the *Fiber One* brand. Consumers know instantly that this brand stands for high-fiber products that taste great. Original *Fiber One* cereal was introduced in 1985. In recent years, we've added new varieties, and in 2008 retail sales for this cereal line grew more than 40 percent. In 2007, we launched *Fiber One* snack bars, and they generated more than $100 million in year-one retail sales. This January, we launched *Fiber One* yogurt. It's creamy smooth, but contains 20 percent of your recommended daily fiber intake. We have more new *Fiber One* products coming in 2009, including toaster pastries. | We're building our *Progresso* brand with strong new product innovation. In 2008, we created a light segment in the ready-to-serve soup category. Endorsed by Weight Watchers®, *Progresso* Light zero POINTS® value per serving soups are on pace to generate more than $100 million in first-year retail sales. We just launched a line of one POINTS® value per serving soups that contain meat. Nearly 75 percent of the soup eaten in the U.S. contains meat, so this extends our Light flavors into a bigger part of the soup category. These new products will build on *Progresso* soup's 13 percent retail sales growth in 2008. | Some of our new products extend brands to new eating occasions. For example, *Warm Delights* Minis, a microwaveable single-serving dessert with just 150 calories, makes a great afternoon snack.


Toaster Strudel
Warm Delights Minis
Yoplait

WATCHING YOUR WEIGHT WITH PROGRESSO SOUP

What could be better than zero when you're tracking Weight Watchers® POINTS® values? New *Progresso* Light soups were a hit with consumers and contributed to nearly three points in market share gain for *Progresso* ready-to-serve soups in 2008.

General Mills Consumer Marketing Spending
(percent growth)


5
8
13
7–9
06
07
08
09 Target

Progresso Ready-to-serve Soup Market Share
(percent of category sales)


28.1
30.0
31.3
31.4
34.0
04
05
06
07
08

ACNielsen measured outlets




Weight Watchers

Investing In Our Brands

Warm Delights Minis contributed to 9 percent net sales growth for our Baking Products division in 2008. *Cheerios* Snack Mix introduced an iconic brand to the snack aisle and generated nearly $20 million in retail sales last year. We're now adding a *Honey Nut Cheerios* variety to the line. | Consumer-directed marketing programs increase awareness of our brands and drive sales growth. We raised worldwide consumer marketing spending behind our brands 13 percent in 2008. And we increased spending on advertising alone by 16 percent to $628 million, which helped stimulate sales gains for many of our brands. For example, television advertising for *Pillsbury Toaster Strudel* pastries and *MultiGrain Cheerios* contributed to double-digit retail sales growth for each of these brands in 2008. Advertising also is contributing to good growth on many of our international brands, including *Old El Paso* dinner kits and *Nature Valley* granola bars. | We're reaching consumers in new and different ways today. Through Web sites, such as eatbetteramerica.com and bettycrocker.com, our products are reaching consumers online. We're also increasing our advertising on television programs and in magazines and publications that appeal to Hispanic and African-American consumers. | In 2009, we plan to introduce more than 300 new products companywide. Our plans call for a high single-digit increase in consumer marketing spending to support these new introductions as well as our established brands.

APPEALING TO A MULTICULTURAL AUDIENCE

We've increased our resources dedicated to multicultural marketing. For example, our Hispanic marketing program, *Que Rica Vida*™, means "what a rich, wonderful life." Through our quarterly magazine and Web site, we provide Hispanic mothers with advice about nutrition and health.






Rica Vida
Grands!
Yoplait
Original

THE 1 AND ONLY CHEERIOS

Cheerios is the best-selling ready-to-eat cereal brand in the U.S. Together, our *Cheerios* varieties account for 12 percent of the category's $8 billion in retail sales. We reinforced the cholesterol-lowering benefits of these whole-grain cereals in television advertising and on packaging, driving 8 percent retail sales growth for this franchise in fiscal 2008.

2008 *Cheerios* Retail Sales Growth

Yellow Box	+ 7%
Honey Nut	+12%
MultiGrain	+14%
Total *Cheerios* Franchise (9 Varieties)	+ 8%

ACNielsen measured outlets plus Wal-Mart


Honey Nut
Cheerios
Cheerios
MultiGrain
Cheerios

MORE WAYS TO GET YOUR FIBER

We've expanded the *Fiber One* brand from cereal to snack bars, muffin mixes and now yogurt. Our television advertising reminds consumers that they can enjoy fiber-rich products that taste great, too.


FIBER ONE
NEW!
FIBER ONE
35%
FIBER ONE
20



Leading Customer Growth

We build our business when we help our customers grow. About 60 percent of our U.S. Retail sales are generated through traditional grocery stores. In 2008, our sales in this channel grew at a mid single-digit rate. The remaining 40 percent of our sales are in other retail formats, including supercenters, club and drug stores, and mass merchandisers. Our sales in these outlets grew at double-digit rates last year. | We partner with retailers to create innovative promotions that appeal to their shoppers, and we develop products that meet different consumer needs. For example, we customized an Earth Day promotion with some of our retailers, giving away reusable shopping bags with product purchases. Asian varieties of *Bowl Appétit!* microwaveable rice bowls appeal to customers who want food with an ethnic flavor. | *Cascadian Farm* and *Muir Glen* are leading brands in natural and organic food stores. Net sales for these brands in all outlets grew 6 percent in 2008. We recently added the *Lärabar* brand to our portfolio. These fruit-and-nut-based energy bars are a leader in the $100 million nutrition bar segment in natural and organic outlets. | We're also expanding our branded products in a variety of foodservice outlets. More than $500 billion is spent on food eaten away from home in the U.S., so foodservice channels represent a good growth opportunity for us. Our cereals are now available in more health care and lodging facilities. Our yogurt products can be found in schools and cafeterias. And our snacks continue to be popular with convenience store customers. In total, sales for our Bakeries and Foodservice segment grew 11 percent in 2008. | So whether you're shopping in a retail store or eating away from home, you'll find more of our products.

General Mills 2008 Net Sales Growth in Select Channels
(percent)


Club Stores
+DD
Drug, Dollar and Discount Stores
+DD
Supercenters
+DD
C-Stores/Vending
+MSD
Traditional Grocery
+MSD

DD = Double-digit
MSD = Mid Single-digit

MORE OF WHAT'S IN STORES

Our sales in non-traditional grocery outlets are growing at strong rates. Whether it's the ethnic flare of *Bowl Appétit!* Asian bowls, the health benefits of *Yoplait* yogurt, or the wholesomeness of *Cheerios*, our products appeal to consumers at a variety of retailers.


Smoothie
Bowl Appétit!
INSPIRE READING!
Whole Grain
Cheerios

MORE OUTLETS FOR OUR BRANDS

By focusing on key customer segments within the foodservice industry, we're increasing sales and profits for our brands. Our products can be found in a variety of outlets where consumers eat away from home, ranging from school cafeterias to hospitals to convenience stores.


Chex Mix


CEREAL
COFFEE
TEA
FRUIT SNACKS
HOT CEREAL
Cheerios
NEW!
FIBER ONE
Rice Chex
OATMEAL CRISP



Growing around the Globe

We compete in more than 100 countries outside of the U.S. In 2008, sales for our International business segment grew 21 percent to $2.6 billion. Operating profit grew even faster. In fact, our International segment generated 36 percent of our sales growth and 37 percent of our operating profit growth last year. And we still see plenty of growth ahead. | We market *Häagen-Dazs*, our largest international brand, in 60 countries. Through sales in grocery stores, foodservice channels and *Häagen-Dazs* cafés, we're expanding the reach of this super-premium ice cream brand every year. In 2008, we increased our presence in Germany, Turkey and China. We're planning to open more shops in these countries in 2009, including entering five new cities in China. | Consumers around the world are interested in better-for-you snacks. We've launched *Nature Valley* crunchy granola bars in 54 markets, and they've been a hit everywhere. In 2008, we added the United Kingdom to the list. In 2009, we'll expand further in Europe and Latin America, and we'll introduce *Nature Valley* chewy Trail Mix bars into select international markets. | We're also expanding our brands of world cuisine. *Old El Paso* Mexican products are available in 20 countries around the world. In China, sales for *Wanchai Ferry* dumplings grew 30 percent in 2008 as we entered 10 new cities and regions across the country. | With these global brands and a number of strong regional brands throughout Europe, Asia and Latin America, we have built a strong foundation for international growth. We see great opportunities to expand our international business in the years ahead.



WHERE'S YOUR NATURE VALLEY?

Nature Valley granola bars are a wholesome, all-natural snack that appeals to active consumers everywhere. In Canada, we launched *Fibre Source* bars in 2008. These bars are high in fiber, contain omega-3 and contributed to 11 percent net sales growth for our Canadian grain snacks business in 2008.

International Segment Operating Profit
(dollars in millions)


164
194
216
269
05
06
07
08

Net Sales Growth by Geographic Region

	Fiscal 2008 % Change
Canada	+14
Europe	+19
Asia/Pacific	+25
Latin America and South Africa	+31
Total International	+21


Where's your Nature Valley?


NATURE VALLEY
SWEET & SALTY
ALMOND
VAL NATURE
FibreSource
NATURE VALLEY
CRUNCHY
NATURE VALLEY

Partnering for International Growth

We're partners in several international joint ventures that generated $112 million in after-tax earnings for General Mills in 2008. Cereal Partners Worldwide (CPW), our partnership with Nestlé, began operating in just four countries in 1991. Today, CPW is in 130 markets around the world with total net sales topping $2 billion. | CPW is the clear No. 2 cereal company outside of North America. We have strong share positions in many established markets, including the United Kingdom, France, Australia and Mexico. CPW also has a strong presence in several emerging markets, with leading share positions in Southeast Asia, Russia and Poland. Per capita cereal consumption is still quite low in many international markets, so we see great growth opportunities ahead for CPW. | We participate in two *Häagen-Dazs* ice cream joint ventures in Asia, the largest of which is in Japan. Our super-premium ice cream is available in grocery stores and more than 60 *Häagen-Dazs* cafés across Japan. Total joint-venture sales in Japan grew to nearly $400 million in 2008 as consumers enjoyed new ice cream flavors and confections, including our successful *Dolce* line of frozen desserts. We'll be adding new flavors to this line in 2009. | As these joint ventures continue to grow, they will be increasingly important contributors to General Mills' growth in the years ahead.

After-tax Earnings from Ongoing Joint Ventures*
(dollars in millions)


69
73
76
112
05 06 07 08

CPW Net Sales
(our proportionate share, dollars in millions)


666
694
818
1,009
05 06 07 08

*See page 89 for discussion of non-GAAP measures.

CEREAL AROUND THE WORLD

Net sales for Cereal Partners Worldwide have grown at a 15 percent compound rate over the past three years. Health news has been driving growth on some of our biggest brands. For example, our "School Fuel" program in Europe and Asia promoted the benefits of whole grains on many cereal brands, such as Nesquik, and contributed to 23 percent sales growth for CPW in 2008.




Nestlé
Fitness
Nestlé
Nesquik
DUO
UNCLE TOBYS
NEW
OATBRITS

THE SCOOP ON *HÄAGEN-DAZS*

Many of the most successful *Häagen-Dazs* ice cream confections originated in Japan, where the brand is synonymous with affordable luxury. Our newest offering is the *Dolce* line of frozen desserts in flavors such as Tiramisu and Millefeuille, which are well-known European desserts. The *Dolce* line contributed to 16 percent sales growth for our ice cream joint ventures in 2008.


Dolce



Focusing on Quality and Innovation

Consumers want great-tasting foods that also offer health and wellness benefits. We're continually improving our products to provide more nutritional benefits. Four years ago, we set a goal to make meaningful health improvements on 20 percent of our U.S. Retail portfolio by the end of fiscal 2007. We met that goal a full year ahead of schedule. And we've set a new goal: 45 percent of our product lines will have health improvements by the end of fiscal 2010. | We're also making health improvements on our International products, such as introducing whole-wheat *Old El Paso* tortillas in Europe. And in Canada we launched *Nature Valley Fibre Source* bars that contain 5 grams of fiber per serving. | We want to provide high-quality products that consumers prefer over competitive offerings, including private label. So we regularly test our products to ensure they are preferred by at least 60 percent of consumers. | When developing new products, we are looking for bigger and better ideas, and we measure each new item against a series of criteria. For example, we consider the product's likely contribution to ongoing sales, and we also consider whether the product will bring new users to a brand or extend an existing product to new eating occasions. *Cheerios* Snack Mix is a great example. It extends our leading breakfast cereal brand to a snacking occasion, generating additional sales. | In 2008, our new products accounted for more than 5 percent of U.S. Retail net sales, and 8 percent of International net sales. We'll build on this good performance with our lineup of more than 300 new products planned around the world in 2009.

A HEALTHIER PRODUCT MIX

Green Giant Valley Fresh Steamers make it even easier to prepare frozen vegetables with natural sauces. You can improve your digestive health with *Green Giant* vegetables or *Yo-Plus* yogurt. *Bisquick Heart Smart* is low in fat and naturally cholesterol-free. And we added omega-3 DHA to *Yoplait Kids* yogurt to support healthy brain development.



digestive health
Valley Fresh
Steamers
Heart Smart
Bisquick
Yoplait
Kids
DHA
DIGESTIVE

U.S. Retail Health Improvement Progress
(percent of products improved)

Since 2005, we've made health improvements on 40 percent of our U.S. Retail products, and we're not stopping there. Our goal is to improve the health attributes of 45 percent of our product portfolio by the end of fiscal 2010.



16
21
30
40
45
05
06
07
08
2010 Goal



Holistic Margin Management

Holistic Margin Management, or HMM, is our approach to identifying non-value added costs in our business. We eliminate them and use the savings to offset input cost inflation and fuel growth through investment in our brands. | HMM is a broad, cross-functional effort with employees in our plants working together with people in product development, marketing, finance and consumer insights. These teams use a number of tools to identify HMM opportunities. Continuous improvement, for example, examines our processes — from plant lines to new product introductions — and encourages ongoing improvements in the way we do things. Together, these tools help us identify cost savings opportunities and stay focused on what our consumers value. | HMM is an integral part of how we do business, especially in this time of rising ingredient and energy prices. Raw materials make up slightly more than half of General Mills' total cost of sales. And energy prices impact our cost to manufacture and distribute our products. In total, inflation drove supply chain costs up 7 percent in 2008, and we expect these costs will increase another 9 percent in 2009. | HMM is our first line of defense to offset these rising costs. When combined with price increases as needed and improved product mix, we believe HMM will help keep our business healthy. It has helped us hold our gross margin relatively steady despite more than four years of rising costs. | HMM protects our bottom line, and it also helps drive sales growth by generating resources we can invest in brand-building initiatives.



AN EXAMPLE OF HMM

Our *Yoplait* cups used to have different color foil lids — red for Original *Yoplait*, blue for Light and gold for Thick & Creamy. Consumers told us the lid color didn't matter to them. So we simplified to one color and saved $2 million last year. We invested this savings, helping to fuel Yoplait division sales growth of more than 10 percent in 2008.

SNACKS PRODUCTIVITY

Our Snacks division brought several cross-functional teams together to identify cost-savings opportunities on everything from raw materials to getting product to store shelves. In total, Snacks HMM initiatives generated more than $40 million in cost savings last year.



Chex Mix
Cheerios
3 Feet!
Fruit Roll-Ups

General Mills Gross Margin Trend
(percent of net sales)



35.2
35.6
36.1
35.7
05
06
07
08

General Mills 2008 Cost of Sales
(percent of total)



Raw Materials
Manufacturing
Logistics



CAUTION
LOW OVERHEAD
CAUTION
LOW OVERHEAD

Corporate Citizenship

In addition to providing good returns for our shareholders, we're also committed to making a positive impact on our communities and the world. Our *Box Tops for Education* program is in its 12th year and has raised more than $250 million for K-8 schools across the U.S. Over the past 10 years, Yoplait and General Mills have donated more than $19 million to promote breast cancer research, including the *Save Lids to Save Lives* program. | The General Mills Foundation provides grants targeting youth nutrition and fitness, education, social services, and arts and culture. In 2008, these grants totaled $21 million. And we made $18 million in product donations last year. | In 2008, the Foundation expanded its international grants, helping people in countries from Brazil to India. We also began a new initiative to aid in the battle against hunger in Africa. We have committed $5 million over the next three years to help women as farmers, food processors and providers in Malawi and Tanzania. | We are committed to sustaining a healthy environment and have set measurable goals to reduce energy usage, greenhouse gas emissions and solid waste generation rates by 2010. We also have a goal to reduce our water usage rate by 5 percent by 2011, and have implemented water conservation programs in many of our manufacturing facilities. For example, at our plant in Covington, Ga., we installed a water purifying system that reduced the plant's water usage by more than 40 percent annually. | Our Corporate Social Responsibility Report, available online, has more details on these and other aspects of our corporate citizenship.

Fiscal 2008 General Mills Contributions
(dollars in millions)


$18
Product Donations
$48
Corporate Contributions
$21
Foundation Grants

DOING WELL WHILE DOING GOOD

Through our *Box Tops for Education* program, we've donated to 90,000 U.S. K-8 schools over the past 12 years. Our *Spoonfuls of Stories* initiative has been promoting childhood literacy for the past six years by distributing 30 million free books inside *Cheerios* boxes. And in 2008, the *Yoplait Save Lids to Save Lives* initiative to raise breast cancer awareness was expanded to a Pink for the Cure promotion that included 15 General Mills brands.

REVIEW OUR CORPORATE SOCIAL RESPONSIBILITY REPORT

Our 2008 Corporate Social Responsibility Report provides an update on our corporate citizenship initiatives, including our environmental efforts. You can read more about how we're serving the needs of our consumers, our shareholders and our employees. This report is available online at www.generalmills.com.


Corporate
Social
Responsibility

Board of Directors


1


7


2


8


3


9


4


10


5


11


6


12


13

1 **Bradbury H. Anderson**
Vice Chairman and
Chief Executive Officer
Best Buy Co., Inc.
(electronics retailer)
Minneapolis, Minnesota

2 **Paul Danos**
Dean, Tuck School of Business and
Laurence F. Whittemore Professor
of Business Administration,
Dartmouth College
Hanover, New Hampshire

3 **William T. Esrey**
Chairman Emeritus,
Sprint Corporation
(telecommunication systems)
Vail, Colorado

4 **Raymond V. Gilmartin**
Professor of Management
Practice, Harvard Business School;
Retired Chairman, President and
Chief Executive Officer,
Merck & Company, Inc.
(pharmaceuticals)
Woodcliff Lake, New Jersey

5 **Judith Richards Hope**
Distinguished Visitor from
Practice, Georgetown University
Law Center
Washington, D.C.

6 **Heidi G. Miller**
Executive Vice President and chief
executive officer, Treasury &
Security Services, J.P. Morgan
Chase & Co.
(banking and financial services)
New York, New York

7 **Hilda Ochoa-Brillembourg**
Founder, President and
Chief Executive Officer,
Strategic Investment Group
(investment management)
Arlington, Virginia

8 **Steve Odland**
Chairman and
Chief Executive Officer,
Office Depot, Inc.
(office products retailer)
Delray Beach, Florida

9 **Kendall J. Powell**
Chairman of the Board and
Chief Executive Officer,
General Mills, Inc.

10 **Lois E. Quam**
Managing Director of
Alternative Investments,
Piper Jaffray
(financial services)
Minneapolis, Minnesota

11 **Michael D. Rose**
Chairman of the Board,
First Horizon National Corporation
(banking and financial services)
Memphis, Tennessee

12 **Robert L. Ryan**
Retired Senior Vice President and
Chief Financial Officer,
Medtronic, Inc.
(medical technology)
Minneapolis, Minnesota

13 **Dorothy A. Terrell**
Limited Partner,
First Light Capital
(venture capital)
Boston, Massachusetts

RETIRING FROM OUR BOARD

Mike Spence is retiring from our board, where he served with distinction over the past 16 years. We thank him for his valuable advice and counsel.

A. Michael Spence
Partner, Oak Hill Investment
Management Partners;
Professor Emeritus and Former Dean,
Graduate School of Business,
Stanford University, *Stanford, California*



Senior Management


1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33

1 **Mark W. Addicks**
Senior Vice President,
Chief Marketing Officer

2 **Y. Marc Belton**
Executive Vice President,
Worldwide Health,
Brand and New Business
Development

3 **Peter J. Capell**
Senior Vice President,
International Marketing
and Sales

4 **Gary Chu**
Senior Vice President;
President, Greater China

5 **Juliana L. Chugg**
Senior Vice President;
President, Pillsbury USA

6 **John R. Church**
Senior Vice President,
Supply Chain

7 **Giuseppe A. D'Angelo**
Senior Vice President;
President, Europe, Latin
America and Africa

8 **Michael L. Davis**
Senior Vice President,
Global Human Resources

9 **David E. Dudick Sr.**
Vice President,
U.S. Channels Sales

10 **Peter C. Erickson**
Senior Vice President,
Innovation, Technology
and Quality

11 **Ian R. Friendly**
Executive Vice President;
Chief Operating Officer,
U.S. Retail

12 **Jeffrey L. Harmening**
Vice President;
President, Big G Cereals

13 **David P. Homer**
Senior Vice President;
President, Canada

14 **Richard O. Lund**
Vice President,
Controller

15 **John T. Machuzick**
Senior Vice President;
President, Bakeries and
Foodservice

16 **Luis Gabriel Merizalde**
Vice President;
Managing Director,
Australasia

17 **Michele S. Meyer**
Vice President;
President, Small Planet
Foods

18 **Maria S. Morgan**
Vice President;
President, Foodservice

19 **Donal L. Mulligan**
Executive Vice President,
Chief Financial Officer

20 **James H. Murphy**
Vice President;
President, Meals

21 **Kimberly A. Nelson**
Senior Vice President;
President, Snacks Unlimited

22 **Shawn P. O'Grady**
Vice President;
President, U.S. Retail Sales

23 **Christopher D. O'Leary**
Executive Vice President;
Chief Operating Officer,
International

24 **Roderick A. Palmore**
Executive Vice President,
General Counsel, Chief
Corporate and Risk
Management Officer
and Secretary

25 **Michael A. Peel**
Executive Vice President,
Human Resources and
Business Services

26 **Daralyn B. Peifer**
Vice President, Treasurer

27 **Kendall J. Powell**
Chairman of the Board and
Chief Executive Officer

28 **Jeffrey J. Rotsch**
Executive Vice President,
Worldwide Sales and
Channel Development

29 **Christina L. Shea**
Senior Vice President,
External Relations and
President, General Mills
Foundation

30 **Ann W.H. Simonds**
Vice President;
President, Baking Products

31 **Christi L. Strauss**
Senior Vice President;
Chief Executive Officer,
Cereal Partners Worldwide

32 **Robert F. Waldron**
Senior Vice President;
President, Yoplait

33 **Keith A. Woodward**
Senior Vice President,
Financial Operations

RETIRING FROM GENERAL MILLS

Randy Darcy, Siri Marshall and Ken Thome announced their retirements from General Mills in recent months. They have been invaluable members of our senior management team, and we appreciate the many contributions they have made to our company.



Randy G. Darcy
Executive Vice President,
Worldwide Operations
and Technology



Siri S. Marshall
Senior Vice President,
General Counsel,
Chief Governance and
Compliance Officer and
Secretary



Kenneth L. Thome
Senior Vice President,
Deputy Chief Financial
Officer

Uses of Cash

In fiscal 2008, our cash flow from operations totaled more than $1.7 billion. We reinvested a portion of this cash in capital projects to support the growth of our business worldwide and increase productivity. And we returned $2 billion in cash to General Mills shareholders through dividends and share repurchases.

Our investments in capital projects totaled $522 million in 2008, or 3.8 percent of sales. In 2009, our plans call for capital expenditures of $550 million and include projects to add capacity for our rapidly growing yogurt and grain snacks businesses. Over any three-year period, we expect our capital investments to average just under 4 percent of sales.

General Mills has a strong tradition of returning cash to shareholders through dividends. In fact, General Mills and its predecessor firm have paid regular dividends without interruption or reduction for 110 years. During 2008, dividends per share increased 9 percent to $1.57. As 2009 began, our board of directors approved an additional 3-cent increase in the quarterly rate to 43 cents per share, effective with the Aug. 1, 2008, payment. With the new annualized rate of $1.72 per share, we will have grown dividends at a 9 percent compound rate since 2005. Our goal is to continue paying dividends roughly in line with the payout ratios of our peer group, and to increase dividends over time as our earnings grow.

In 2008, we repurchased 25 million shares of General Mills stock. Our goal is to reduce shares outstanding by an average of 2 percent per year. We've exceeded this target over the past three years, with average diluted shares outstanding down 9 percent from 2005, excluding shares related to convertible debentures. We plan to continue our share repurchase activity in fiscal 2009 with a goal of reducing average shares outstanding by a net 1 percent in 2009.

Capital Expenditures
(dollars in millions)


434
360
460
522
550
05 06 07 08 09 Estimate

Dividends per Share
(dollars)


1.24
1.34
1.44
1.57
1.72
05 06 07 08 09 Annualized Rate

Average Diluted Shares Outstanding
(shares in millions)

Fiscal 2005 and 2006 exclude shares related to convertible debentures. See page 89 for discussion of non-GAAP measures.


380
366
360
347
345
05 06 07 08 09 Target

Celebrating 80 Years

CONTINUING GROWTH

In 2008, we're celebrating our 80th year as a publicly traded company, and we're proud of our history of strong performance and returns for shareholders. Since we first traded on the New York Stock Exchange on Nov. 30, 1928, our stock price appreciation has averaged 7.5 percent per year, significantly outpacing the broader market, as represented by the Dow Jones Industrial Average index (DJIA). General Mills and its predecessor firm have paid regular dividends without interruption or reduction for 110 years. We remain committed to delivering superior growth and returns for shareholders in the years ahead.


Price Performance 1928–2008
Indexed: November 30, 1928 = 1.0
80-Year Compound Growth
GIS: 7.5%*
DJIA: 4.8%
GIS
DJIA
48
1928
1948
1968
1988
2008

*Adjusted for Stock Splits and Spin-offs
Dow Jones & Company, Inc.

Financial Review

TABLE OF CONTENTS

Financial Summary

In Millions, Except per Share Data, Percentages and Ratios	Fiscal Year 2008	2007	2006	2005	2004
Operating data:					
Net sales	$13,652.1	$12,441.5	$11,711.3	$11,307.8	$11,122.2
Gross margin[a]	4,873.8	4,486.4	4,166.5	3,982.6	4,088.1
Selling, general, and administrative expenses	2,625.0	2,389.3	2,177.7	1,998.6	2,052.2
Segment operating profit[b]	2,405.5	2,260.1	2,111.6	2,016.4	2,052.9
Divestitures (gain)	—	—	—	(489.9)	—
Debt Repurchase Costs	—	—	—	137.0	—
After-tax earnings from joint ventures	110.8	72.7	69.2	93.9	78.5
Net earnings	1,294.7	1,143.9	1,090.3	1,240.0	1,055.2
Depreciation and amortization	459.2	417.8	423.9	443.1	399.0
Advertising and media expense	628.0	543.3	524.0	480.8	514.3
Research and development expense	204.7	191.1	178.4	165.3	157.6
Average shares outstanding:					
Basic	333.0	346.5	357.7	371.2	374.7
Diluted	346.9	360.2	378.8	408.7	412.8
Net earnings per share:					
Basic	$ 3.86	$ 3.30	$ 3.05	$ 3.34	$ 2.82
Diluted	3.71	3.18	2.90	3.08	2.60
Operating ratios:					
Gross margin as a percentage of net sales	35.7%	36.1%	35.6%	35.2%	36.8%
Selling, general, and administrative expenses as a percentage of net sales	19.2	19.2	18.6	17.7	18.5
Segment operating profit as a percentage of net sales[b]	17.6	18.2	18.0	17.8	18.5
Effective income tax rate	34.4	34.3	34.5	36.6	35.0
Return on average total capital[a][b]	12.1	11.1	10.5	11.4	10.0
Balance sheet data:					
Land, buildings, and equipment	$ 3,108.1	$ 3,013.9	$ 2,997.1	$ 3,111.9	$ 3,197.4
Total assets	19,041.6	18,183.7	18,075.3	17,924.0	18,330.9
Long-term debt, excluding current portion	4,348.7	3,217.7	2,414.7	4,255.2	7,409.9
Total debt[a]	6,999.5	6,206.1	6,049.3	6,193.1	8,226.0
Minority interests	242.3	1,138.8	1,136.2	1,133.2	299.0
Stockholders' equity	6,215.8	5,319.1	5,772.3	5,676.4	5,247.6
Cash flow data:					
Net cash provided by operating activities	1,729.9	1,751.2	1,843.5	1,785.9	1,521.0
Capital expenditures	522.0	460.2	360.0	434.0	653.0
Net cash provided (used) by investing activities	(442.4)	(597.1)	(370.0)	413.0	(530.0)
Net cash used by financing activities	1,093.0	1,398.1	1,404.3	2,385.0	943.0
Fixed charge coverage ratio	4.87	4.37	4.54	4.61	3.74
Operating cash flow to debt ratio[a]	24.7%	28.2%	30.5%	28.8%	18.5%
Share data:					
Low stock price	$ 51.43	$ 49.27	$ 44.67	$ 43.01	$ 43.75
High stock price	62.50	61.11	52.16	53.89	49.66
Closing stock price	61.09	60.15	51.79	49.68	46.05
Cash dividends per common share	1.57	1.44	1.34	1.24	1.10
Number of full- and part-time employees	29,500	28,580	28,147	27,804	27,580

Fiscal 2004 was a 53-week year; all other fiscal years were 52 weeks.

In fiscal 2007, we adopted Statement of Financial Accounting Standards (SFAS) No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans an amendment of Financial Accounting Standards Board (FASB) Statements No. 87, 88, 106 and 132(R)", resulting in an after-tax reduction to stockholders' equity of $440.4 million, and SFAS No. 123R, "Share Based Payment", resulting in a decrease to fiscal 2007 net earnings of $42.9 million, and a decrease to fiscal 2007 cash flows from operations and corresponding decrease to cash flows used by financing activities of $73.1 million. See Notes 2 and 13 to the Consolidated Financial Statements.

(a) See Glossary on page 88 of this report for definition.

(b) See page 89 for our discussion of non-GAAP measures.

Management's Discussion and Analysis of Financial Condition and Results of Operations

EXECUTIVE OVERVIEW

We are a global consumer foods company. We develop distinctive food products and market these value-added products under unique brand names. We work continuously to improve our established brands and to create new products that meet consumers' evolving needs and preferences. In addition, we build the equity of our brands over time with strong consumer-directed marketing and innovative merchandising. We believe our brand-building strategy is the key to winning and sustaining leading share positions in markets around the globe.

Our fundamental business goal is to generate superior returns for our stockholders over the long term. We believe that increases in net sales, segment operating profits, earnings per share (EPS), and return on average total capital are the key measures of financial performance for our businesses. See the "Reconciliation of Non-GAAP Measures" section on page 89 for our discussion of segment operating profit and return on average total capital, which are not defined by generally accepted accounting principles (GAAP). Our objectives are to consistently deliver:

- low single-digit annual growth in net sales;
- mid single-digit annual growth in total segment operating profit;
- high single-digit annual growth in EPS; and
- on average, at least a 50 basis point annual increase in return on average total capital.

We believe that this financial performance, coupled with an attractive dividend yield, should result in long-term value creation for stockholders. We also return a substantial amount of cash annually to stockholders through share repurchases.

For the fiscal year ended May 25, 2008, our net sales grew 9.7 percent, total segment operating profit grew 6.4 percent, diluted EPS grew 16.7 percent, and our return on average total capital improved by 100 basis points. These results met or exceeded our long-term targets. Diluted EPS for fiscal 2008 includes a $0.10 net gain from mark-to-market valuation of certain commodity positions and a $0.09 benefit associated with a favorable court decision on a discrete tax matter. Net cash provided by operations totaled $1.7 billion in fiscal 2008, enabling us to increase our annual dividend payments per share by 9.0 percent from fiscal 2007 and continue returning cash to stockholders through share repurchases, which totaled $1,384.6 million in fiscal 2008. We also made significant capital investments totaling $522.0 million in fiscal 2008, an increase of 13.4 percent from fiscal 2007, to support future growth and productivity.

We achieved each of our four key operating objectives for fiscal 2008:

- We generated broad-based growth in net sales across our businesses. All of our U.S. Retail divisions, International geographic regions, and Bakeries and Foodservice customer segments posted net sales gains in fiscal 2008. We generated 2.9 points of growth from volume, generated 5.3 points of growth from net price realization and product mix, and realized 1.5 points of foreign currency exchange benefit.
- Our cost savings initiatives helped to partially offset input cost inflation in fiscal 2008. We took steps to manage raw material costs, especially with significant commodity price increases in fiscal 2008, and we initiated several restructuring actions to rationalize and simplify our product portfolio, allowing us to focus on higher margin products.
- We invested a significant amount in media and other brand-building marketing programs, which contributed to sales growth across our businesses.
- We also recorded increases in EPS well above our target, even excluding the effects of non-cash, mark-to-market gains and a discrete tax item.

Details of our financial results are provided in the "Fiscal 2008 Consolidated Results of Operations" section below.

In fiscal 2009, input cost inflation will remain a challenge for us. We plan to offset a significant portion of this cost inflation with our holistic margin management (HMM) efforts, which include cost-savings initiatives, marketing spending efficiencies, and profitable sales mix strategies. We have also raised prices on a number of our product lines. We believe our HMM efforts help us keep our price increases moderate and expand our margins over the long term. In addition, our HMM savings generate resources for increased advertising and other brand-building consumer marketing initiatives. Our plans call for a high single digit increase in consumer marketing support in fiscal 2009. We believe this support is a key factor in generating net sales growth, as we believe it builds consumer loyalty, increases our market share, and defends against private-label offerings.

In addition to protecting and expanding our margins over time, and investing in brand-building marketing initiatives, our key operating objectives for fiscal 2009 include plans for introducing new products and extending existing brands to new markets. We are exploring innovative ways to partner with customers including traditional food retailers, new retail formats, and various away-from-home channels. We will continue to grow our business in international markets, focusing on our core platforms of super-premium ice cream, world cuisine, and healthy snacking.

Our plans also call for $550 million of expenditures for capital projects and a significant amount of cash returned to stockholders through share repurchases and dividends. Our long-term objective is to reduce outstanding shares by a net 2 percent per year. We intend to continue repurchasing shares in fiscal 2009, with a goal of reducing average diluted shares outstanding a net 1 percent. On June 23, 2008, our board of directors approved a dividend increase to an annual rate of $1.72 per share. This represents a 9 percent compound annual growth rate in dividends from fiscal 2005 to fiscal 2009.

Certain terms used throughout this report are defined in a glossary on page 88 of this report.

FISCAL 2008 CONSOLIDATED RESULTS OF OPERATIONS

For fiscal 2008, we reported diluted EPS of $3.71, up 16.7 percent from $3.18 per share earned in fiscal 2007. Earnings after tax were $1,294.7 million in fiscal 2008, up 13.2 percent from $1,143.9 million in fiscal 2007.

The components of net sales growth are shown in the following table:

Components of Net Sales Growth

	Fiscal 2008 vs. 2007
Contributions from volume growth[a]	2.9 pts
Net price realization and product mix	5.3 pts
Foreign currency exchange	1.5 pts
Net sales growth	9.7 pts

(a) Measured in tons based on the stated weight of our product shipments.

Net sales for fiscal 2008 grew 9.7 percent to $13.7 billion, driven by 2.9 percentage points from volume growth, mainly in our U.S. Retail and International segments, and 5.3 percentage points of growth from net price realization and product mix across many of our businesses. In addition, foreign currency exchange effects added 1.5 percentage points of growth. During the second quarter of fiscal 2008, we voluntarily recalled all pepperoni varieties of *Totino's* and *Jeno's* frozen pizza manufactured on or before October 30, 2007 due to potential contamination. We also voluntarily recalled one flavor of *Progresso* soup during the third quarter of fiscal 2008. The frozen pizza and soup recalls did not significantly impact our net sales for fiscal 2008.

Cost of sales was up $823.2 million in fiscal 2008 versus fiscal 2007. Cost of sales as a percent of net sales increased from 63.9 percent in fiscal 2007 to 64.3 percent in fiscal 2008. Higher volume drove $206.9 million of this increase. Higher input costs and changes in mix increased cost of sales by $632.1 million. We recorded net mark-to-market gains of $59.6 million related to hedges on open commodity positions that will mitigate future input cost inflation, and a $2.6 million loss from the revaluation of certain grain inventories to market. We also recorded $18.5 million of charges to cost of sales, primarily accelerated depreciation on long-lived assets associated with previously announced restructuring actions. Our *La Salteña* pasta manufacturing plant in Argentina was destroyed by a fire resulting in a loss of $1.3 million, net of insurance proceeds, from the write off of inventory and property, plant, and equipment, and severance expense related to this event. Cost of sales for fiscal 2008 also includes $21.4 million of costs, including product write offs, logistics, and other costs related to the voluntary recalls.

Gross margin grew 8.6 percent in fiscal 2008 versus fiscal 2007, driven by higher volume, cost savings initiatives and net price realization. Gross margin as a percent of net sales declined 40 basis points from fiscal 2007 to fiscal 2008. This primarily reflects declines in our Bakeries and Foodservice segment, where we took price increases designed to offset cost increases on a dollar basis, but gross margin as a percent of net sales declined.

Selling, general, and administrative (SG&A) expenses increased by $235.7 million in fiscal 2008 versus fiscal 2007. The increase in SG&A expenses from fiscal 2007 was largely the result of a 13.2 percent increase in media and other consumer marketing spending consistent with our brand-building strategy, $30.1 million more foreign exchange losses than a year ago, higher levels of compensation and benefits, a 7.1 percent increase in research and development expense supporting our innovation initiatives, and $9.2 million of costs associated with the remarketing of the Class A and Series B-1 Interests in our subsidiary General Mills Cereals, LLC (GMC). SG&A expense as a percent of net sales was essentially flat compared to fiscal 2007.

Net interest for fiscal 2008 totaled $421.7 million, $4.8 million lower than fiscal 2007. Average interest-bearing instruments increased $467.3 million leading to a $29.3 million increase in net interest, while average interest rates decreased 50 basis points generating a $34.1 million decrease in net interest. Net interest includes preferred distributions paid on minority interests. The average rate on our total outstanding debt and minority interests was 5.8 percent in fiscal 2008 compared to 6.3 percent in fiscal 2007.

Restructuring, impairment, and other exit costs totaled $21.0 million in fiscal 2008 as follows:

Expense (Income), In Millions	
Closure of Poplar, Wisconsin plant	$ 2.7
Closure and sale of Allentown, Pennsylvania frozen waffle plant	9.4
Closure of leased Trenton, Ontario frozen dough plant	10.9
Restructuring of production scheduling and discontinuation of cake product line at Chanhassen, Minnesota plant	1.6
Gain on sale of previously closed Vallejo, California plant	(7.1)
Charges associated with restructuring actions previously announced	3.5
Total	$21.0

We approved a plan to transfer *Old El Paso* production from our Poplar, Wisconsin facility to other plants and to close the Poplar facility to improve capacity utilization and reduce costs. This action affects 113 employees at the Poplar facility and resulted in a charge of $2.7 million consisting entirely of employee severance. Due to declining financial results, we decided to exit our frozen waffle product line (retail and foodservice) and to close our frozen waffle plant in Allentown, Pennsylvania, affecting 111 employees. We recorded a charge consisting of $3.5 million of employee severance and a $5.9 million non-cash impairment charge against long-lived assets at the plant. We also completed an analysis of the viability of our Bakeries and Foodservice frozen dough facility in Trenton, Ontario, and decided to close the facility, affecting 470 employees. We recorded a charge consisting of $8.4 million for employee expenses and $2.5 million in charges for shutdown and decommissioning costs. We lease the Trenton plant under an agreement expiring in fiscal 2013. We expect to make limited use of the plant during fiscal 2009 while we evaluate sublease or lease termination options. These actions, including the anticipated timing of the disposition of the plants we will close, are expected to be completed by the end of the third quarter of fiscal 2009. We also restructured our production scheduling and discontinued our cake production line at our Chanhassen, Minnesota Bakeries and Foodservice plant. These actions affected 125 employees, and we recorded a $3.0 million charge for employee severance, partially offset by a $1.4 million gain from the sale of long-lived assets during the fourth quarter of fiscal 2008. This action is expected to be completed by the end of the first quarter of fiscal 2009. Finally, we recorded additional charges of $3.5 million primarily related to previously announced Bakeries and Foodservice segment restructuring actions including employee severance for 38 employees.

Collectively, the charges we expect to incur with respect to these fiscal 2008 restructuring actions total $65 million, of which $43.3 million has been recognized in fiscal 2008. This includes a $17.7 million non-cash charge related to accelerated depreciation on long-lived assets at our plant in Trenton, Ontario and $0.8 million of inventory write offs at our plants in Chanhassen, Minnesota and Allentown, Pennsylvania. The accelerated depreciation charge is recorded in cost of sales in our Consolidated Statements of Earnings and in unallocated corporate items in our segment results.

Our consolidated **effective income tax rate** is influenced by tax planning opportunities available to us in the various jurisdictions in which we operate. The effective tax rate for fiscal 2008 was 34.4 percent compared to 34.3 percent for the same period of fiscal 2007. The 0.1 percentage point increase is the result of an increase in the state income tax rate due to more income in higher rate jurisdictions and lower foreign tax credits. These items were offset by a favorable U.S. Federal District Court decision on an uncertain tax matter that reduced our liability for uncertain tax positions and related accrued interest by $30.7 million. The IRS has appealed the District Court decision, and accordingly, its ultimate resolution is subject to change.

After-tax earnings from joint ventures totaled $110.8 million in fiscal 2008, compared to $72.7 million in fiscal 2007. In fiscal 2008, net sales for Cereal Partners Worldwide (CPW) grew 23.3 percent driven by higher volume, key new product introductions including *Oats & More* in the United Kingdom and *Nesquik Duo* across a number of regions, favorable foreign currency effects, and the benefit of a full year of sales from the Uncle Tobys acquisition, which closed in July 2006. Our fiscal 2008 after-tax earnings from joint ventures was benefited by $15.9 million for our share of a gain on the sale of a CPW property in the United Kingdom. Net sales for our Häagen-Dazs joint ventures in Asia increased 15.7 percent in fiscal 2008 as a result of favorable foreign exchange and introductory product shipments. During the third quarter of fiscal 2008, the 8th Continent soymilk business was sold. Our 50 percent share of the after-tax gain on the sale was $2.2 million. During fiscal 2008, we recognized $1.7 million of this gain in after-tax earnings from joint ventures. We will record an additional after-tax gain of up to $0.5 million in the first quarter of fiscal 2010 if certain conditions are satisfied.

Average diluted shares outstanding decreased by 13.3 million from fiscal 2007 due to our repurchase of 23.9 million shares of stock during fiscal 2008, partially offset by the issuance of 14.3 million shares to settle a forward purchase contract with an affiliate of Lehman Brothers, Inc. (Lehman Brothers), the issuance of shares upon stock option exercises, the issuance of annual stock awards, and the vesting of restricted stock units.

FISCAL 2008 CONSOLIDATED BALANCE SHEET ANALYSIS

Cash and cash equivalents increased $243.9 million from fiscal 2007, as discussed in the "Liquidity" section below.

Receivables increased $128.7 million from fiscal 2007, mainly driven by higher international sales levels and foreign exchange translation. The allowance for doubtful accounts was unchanged from fiscal 2007.

Inventories increased $193.4 million from fiscal 2007 due to an increase in the prices and levels of grain inventories, as well as a higher level of finished goods. These increases were partially offset by an increase in the reserve for the excess of first in, first out (FIFO) inventory costs over last in, first out (LIFO) inventory costs of $47.7 million.

Prepaid expenses and other current assets increased $67.5 million, as derivative and other receivables increased $91.3 million, partially offset by a $13.2 million decrease in interest rate swap receivables.

Land, buildings, and equipment increased $94.2 million, as capital expenditures of $522.0 million were partially offset by depreciation expense of $455.1 million, including accelerated depreciation charges against long-lived assets related to restructured facilities in Trenton, Ontario and Poplar, Wisconsin. In addition, our Lanus, Argentina plant was destroyed by fire and we sold facilities in Allentown, Pennsylvania and Vallejo, California in fiscal 2008.

Goodwill and other intangible assets increased $33.9 million from fiscal 2007 as increases from foreign currency translation of $170.5 million and the finalization of purchase accounting for the Saxby Bros. Limited and Uncle Tobys acquisitions of $15.3 million were partially offset by a $151.9 million decrease due to the adoption of Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109" (FIN 48).

Other assets increased $163.5 million from fiscal 2007, driven by a $91.6 million increase in our prepaid pension asset following our annual update of assumptions and fiscal 2008 asset performance, and a $92.1 million increase in interest rate derivative receivables resulting from a decrease in interest rates.

Accounts payable increased $159.4 million to $937.3 million in fiscal 2008 from higher vendor payables associated with increases in inventories and payables for construction in progress, as well as foreign exchange translation.

Long-term debt, including **current portion**, and **notes payable** together increased $793.4 million from fiscal 2007 due to borrowings utilized for the repurchase of $843.0 million of Series B-1 limited membership interests in GMC.

The current and noncurrent portions of **deferred income taxes** increased $117.1 million to $1,483.0 million due to increases in our pension asset and the beneficial tax treatment for certain inventories and investments, partially offset by increases in our deferred compensation deferred tax asset. We also incurred $98.1 million of deferred income tax expense in fiscal 2008.

Other current liabilities decreased $839.0 million to $1,239.8 million, reflecting the adoption of FIN 48, which required us to reclassify $810.6 million of accrued taxes and related interest from current to noncurrent based on the expected timing of any required future payments.

Other liabilities increased $694.0 million, driven by increases to accrued taxes of $628.6 million from the adoption of FIN 48 and increases in interest rate swap liabilities of $66.6 million.

Our **minority interests** decreased by $896.5 million mainly as a result of our repurchase of the Series B-1 limited membership interests in GMC and the preferred stock of General Mills Capital, Inc., net of proceeds from the sale of additional Class A interests in GMC.

Retained earnings increased $765.4 million, reflecting fiscal 2008 net earnings of $1,294.7 million less dividends of $529.7 million. **Treasury stock** decreased $4,539.6 million due to the retirement of $5,080.8 million of treasury stock and a $581.8 million decrease related to the settlement of a forward purchase contract with Lehman Brothers, offset by share repurchases of $1,384.6 million. **Additional paid in capital** decreased

$4,692.2 million due to a $5,068.3 million decrease from the treasury stock retirement, offset by increases of $168.2 million related to the Lehman Brothers contract and $133.2 million related to stock compensation expense recognized in fiscal 2008 earnings. **Accumulated other comprehensive income (loss)** increased by $296.4 million after-tax, driven by favorable foreign exchange translation of $246.3 million.

FISCAL 2007 CONSOLIDATED RESULTS OF OPERATIONS

For fiscal 2007, we reported diluted EPS of $3.18, up 9.7 percent from $2.90 per share earned in fiscal 2006. Earnings after tax were $1,143.9 million in fiscal 2007, up 4.9 percent from $1,090.3 million in fiscal 2006.

The components of net sales growth are shown in the following table:

Components of Net Sales Growth

	Fiscal 2007 vs. 2006
Contributions from volume growth[a]	3.4 pts
Net price realization and product mix	2.2 pts
Foreign currency exchange	0.6 pts
Net sales growth	6.2 pts

(a) Measured in tons based on the stated weight of our product shipments.

Net sales for fiscal 2007 grew 6.2 percent to $12.4 billion, driven by 3.4 percentage points from volume growth, mainly in our U.S. Retail and International segments, and 2.2 percentage points of growth from net price realization and product mix across many of our businesses. In addition, foreign currency exchange effects added 0.6 percentage points of growth.

Cost of sales was up $410.3 million in fiscal 2007 versus fiscal 2006. Higher volume drove $264.4 million of this increase along with an increase of $145.9 million in input costs and changes in mix. Cost of sales as a percent of net sales decreased from 64.4 percent in fiscal 2006 to 63.9 percent in fiscal 2007 as $115.0 million of higher ingredient (mostly grains and dairy) and energy costs were more than offset by efficiency gains at our manufacturing facilities.

SG&A expenses increased by $211.6 million in fiscal 2007 versus fiscal 2006. SG&A expense as a percent of net sales increased from 18.6 percent in fiscal 2006 to 19.2 percent in fiscal 2007. The increase in SG&A expense from fiscal 2006 was largely the result of an 8.2 percent increase in media and brand-building consumer marketing spending and $68.8 million of incremental stock compensation expense resulting from our adoption of SFAS No. 123 (Revised), "Share-Based Payment" (SFAS 123R).

Net interest for fiscal 2007 totaled $426.5 million, $26.9 million higher than net interest for fiscal 2006. Higher interest rates caused nearly all of the increase. Net interest includes preferred distributions paid on minority interests. The average rate on our total outstanding debt and minority interests was 6.3 percent in fiscal 2007, compared to 5.8 percent in fiscal 2006.

Restructuring, impairment, and other exit costs totaled $39.3 million in fiscal 2007 as follows:

Expense (Income), In Millions	
Non-cash impairment charge for certain Bakeries and Foodservice product lines	$36.7
Gain from our previously closed plant in San Adrian, Spain	(7.3)
Loss from divestitures of our par-baked bread and frozen pie product lines	9.6
Charges associated with restructuring actions previously announced	0.3
Total	$39.3

In fiscal 2007, we concluded that the future cash flows generated by certain product lines in our Bakeries and Foodservice segment would not be sufficient to recover the net book value of the related long-lived assets, and we recorded a noncash impairment charge against these assets.

The **effective income tax rate** was 34.3 percent for fiscal 2007, including an increase of $29.4 million in benefits from our international tax structure and benefits from the settlement of tax audits. In fiscal 2006, our effective income tax rate was 34.5 percent, including the benefit of $11.0 million of adjustments to deferred tax liabilities associated with our International segment's brand intangibles.

After-tax earnings from joint ventures totaled $72.7 million in fiscal 2007, compared to $69.2 million in fiscal 2006. In fiscal 2007, net sales for CPW grew 17.9 percent, including 5.5 points of incremental sales from the Uncle Tobys cereal business it acquired in Australia. In February 2006, CPW announced a restructuring of its manufacturing plants in the United Kingdom. Our after-tax earnings from joint ventures were reduced by $8.2 million in both fiscal 2007 and 2006 for our share of the restructuring costs, mainly accelerated depreciation and severance. Net sales for our Häagen-Dazs joint ventures in Asia declined 6.8 percent in fiscal 2007, reflecting a change in our reporting period for these joint ventures. We changed this reporting period to include results through March 31. In previous years, we included results for the twelve months ended April 30. Accordingly, fiscal 2007 included only 11 months of results from these joint ventures, compared to 12 months in fiscal 2006. The impact of this change was not material to our consolidated results of operations, so we did not restate prior periods for comparability.

Average diluted shares outstanding decreased by 18.6 million from fiscal 2006 due to our repurchase of 25.3 million shares of stock during fiscal 2007, partially offset by increases in diluted shares outstanding from the issuance of annual stock awards.

RESULTS OF SEGMENT OPERATIONS

Our businesses are organized into three operating segments: U.S. Retail; International; and Bakeries and Foodservice.

The following tables provide the dollar amount and percentage of net sales and operating profit from each reportable segment for fiscal years 2008, 2007, and 2006:

Net Sales

In Millions	Net Sales 2008	Percent of Net Sales 2008	Net Sales 2007	Percent of Net Sales 2007	Net Sales 2006	Percent of Net Sales 2006
U.S. Retail	$ 9,072.0	66.5%	$ 8,491.3	68.2%	$ 8,136.3	69.5%
International	2,558.8	18.7	2,123.4	17.1	1,837.0	15.7
Bakeries and Foodservice	2,021.3	14.8	1,826.8	14.7	1,738.0	14.8
Total	$13,652.1	100.0%	$12,441.5	100.0%	$11,711.3	100.0%

Segment Operating Profit

In Millions	Segment Operating Profit 2008	Percent of Segment Operating Profit 2008	Segment Operating Profit 2007	Percent of Segment Operating Profit 2007	Segment Operating Profit 2006	Percent of Segment Operating Profit 2006
U.S. Retail	$1,971.2	81.9%	$1,896.6	84.0%	$1,801.4	85.3%
International	268.9	11.2	215.7	9.5	193.9	9.2
Bakeries and Foodservice	165.4	6.9	147.8	6.5	116.3	5.5
Total	$2,405.5	100.0%	$2,260.1	100.0%	$2,111.6	100.0%

Segment operating profit excludes unallocated corporate items of $156.7 million for fiscal 2008, $163.0 million for fiscal 2007, and $122.8 million for fiscal 2006; and also excludes restructuring, impairment, and other exit costs because these items affecting operating profit are centrally managed at the corporate level and are excluded from the measure of segment profitability reviewed by our executive management.

U.S. Retail Segment Our U.S. Retail segment reflects business with a wide variety of grocery stores, mass merchandisers, membership stores, natural food chains, and drug, dollar and discount chains operating throughout the United States. Our major product categories in this business segment are ready-to-eat cereals, refrigerated yogurt, ready-to-serve soup, dry dinners, shelf stable and frozen vegetables, refrigerated and frozen dough products, dessert and baking mixes, frozen pizza and pizza snacks, grain, fruit and savory snacks, microwave popcorn, and a wide variety of organic products including soup, granola bars, and cereal.

The components of the changes in net sales are shown in the following table:

Components of U.S. Retail Net Sales Growth

	Fiscal 2008 vs. 2007	Fiscal 2007 vs. 2006
Contributions from volume growth[(a)]	3.3 pts	2.3 pts
Net price realization and product mix	3.5 pts	2.1 pts
Change in Net Sales	6.8 pts	4.4 pts

(a) Measured in tons based on the stated weight of our product shipments.

In fiscal 2008, net sales for our U.S. Retail segment were $9.1 billion, up 6.8 percent from fiscal 2007. This growth in net sales was the result of a 3.5 percentage point benefit from net price realization and product mix as well as a 3.3 percentage point increase in volume, led by strong growth in our grain snacks and yogurt businesses.

Net sales for this segment totaled $8.5 billion in fiscal 2007 and $8.1 billion in fiscal 2006. Volume increased 2.3 percentage points in fiscal 2007 versus fiscal 2006, led by strong growth in our grain snacks business as well as volume increases in our Yoplait, Meals, and Pillsbury divisions. The volume increase was largely driven by higher levels of consumer marketing spending and new product innovation, resulting in higher sales to key customers.

All of our U.S. Retail divisions experienced net sales growth in fiscal 2008 as shown in the tables below:

U.S. Retail Net Sales by Division

	Fiscal Year		
In Millions	2008	2007	2006
Big G	$2,028.0	$1,932.9	$1,902.3
Meals	2,006.1	1,909.2	1,815.4
Pillsbury	1,673.4	1,591.4	1,549.8
Yoplait	1,293.1	1,170.7	1,099.4
Snacks	1,197.6	1,066.5	967.3
Baking Products	723.3	666.7	650.2
Small Planet Foods and Other	150.5	153.9	151.9
Total	$9,072.0	$8,491.3	$8,136.3

U.S. Retail Change in Net Sales by Division

	Fiscal 2008 vs. 2007	Fiscal 2007 vs. 2006
Big G	4.9%	1.6%
Meals	5.1	5.2
Pillsbury	5.2	2.7
Yoplait	10.5	6.5
Snacks	12.3	10.3
Baking Products	8.5	2.5
Small Planet Foods	6.3	21.3
Total	6.8%	4.4%

In fiscal 2008, Big G cereals net sales grew 4.9 percent, driven by strong performance in core brands including *Cheerios* varieties and *Fiber One* cereals. Net sales for Meals grew by 5.1 percent led by *Progresso* ready-to-serve soups. Pillsbury net sales increased 5.2 percent led by *Totino's* frozen pizza and hot snacks and *Pillsbury* refrigerated baked goods. Yoplait net sales grew 10.5 percent due to strong performance by *Yoplait Light* yogurt and new products including *Yo-Plus* and *Fiber One* yogurt. Net sales for Snacks grew 12.3 percent led by continued strong sales for *Nature Valley* grain snacks and *Fiber One* bars. Baking Products net sales grew 8.5 percent due to increases in *Betty Crocker* cookie mixes, *Gold Medal* flour, and the launch of *Warm Delights* Minis.

For fiscal 2007, Big G cereals net sales grew 1.6 percent as a result of new product launches such as *Fruity Cheerios* and *Nature Valley* cereals, and continued strong performance of the *Cheerios* franchise. Net sales for Meals grew 5.2 percent led by the introduction of *Progresso* reduced sodium soups and *Hamburger Helper Microwave Singles* and the continued strong performance of our other *Hamburger Helper* and *Progresso* offerings. Net sales for Pillsbury increased 2.7 percent as core refrigerated dough products, *Totino's Pizza Rolls* pizza snacks, and *Toaster Strudel* pastries all generated solid growth. Yoplait net sales grew 6.5 percent due to strong performance by *Yoplait Light*, *Go-GURT*, and *Yoplait Kids* yogurt. Net sales for Snacks grew 10.3 percent led by continuing growth for *Nature Valley* granola bars and the introduction of *Fiber One* bars. Baking Products net sales grew 2.5 percent reflecting greater focus on product lines such as *Bisquick* baking mix and *Warm Delights* microwaveable desserts.

Segment operating profit of $2.0 billion in fiscal 2008 improved $74.6 million, or 3.9 percent, over fiscal 2007. Net price realization increased segment operating profit by $317.0 million and volume growth increased segment operating profit by $95.4 million.

These were offset by increased supply chain input costs of $181.0 million, higher administrative costs, and an 11.7 percent increase in consumer marketing expense consistent with our brand-building strategy. Voluntary product recalls reduced segment operating profit by $24.0 million.

Segment operating profit of $1.9 billion in fiscal 2007 improved $95.2 million, or 5.3 percent, over fiscal 2006. Unit volume increased segment operating profit by $90.3 million, and inflation in ingredients (mostly grains and dairy), energy, and labor costs was more than offset by efficiency gains at our manufacturing facilities resulting from cost-saving capital projects, changes to product formulations, and continued actions to reduce low-turning products. These increases in segment operating profit were partially offset by a 5.7 percent increase in brand-building consumer marketing spending.

International Segment In Canada, our major product categories are ready-to-eat cereals, shelf stable and frozen vegetables, dry dinners, refrigerated and frozen dough products, dessert and baking mixes, frozen pizza snacks, and grain, fruit and savory snacks. In markets outside North America, our product categories include super-premium ice cream, grain snacks, shelf stable and frozen vegetables, dough products, and dry dinners. Our International segment also includes products manufactured in the United States for export, mainly to Caribbean and Latin American markets, as well as products we manufacture for sale to our international joint ventures. Revenues from export activities are reported in the region or country where the end customer is located. These international businesses are managed through 34 sales and marketing offices.

The components of net sales growth are shown in the following table:

Components of International Net Sales Growth

	Fiscal 2008 vs. 2007	Fiscal 2007 vs. 2006
Contributions from volume growth[a]	5.9 pts	7.5 pts
Net price realization and product mix	5.6 pts	3.9 pts
Foreign currency exchange	9.0 pts	4.2 pts
Net sales growth	20.5 pts	15.6 pts

(a) Measured in tons based on the stated weight of our product shipments.

For fiscal 2008, net sales for our International segment were $2.6 billion, up 20.5 percent from fiscal 2007. Net sales totaled $2.1 billion in fiscal 2007, up 15.6 percent from $1.8 billion in fiscal 2006.

Net sales growth for our International segment by geographic region is shown in the following tables:

International Net Sales by Geographic Region

	Fiscal Year		
In Millions	2008	2007	2006
Europe	$ 898.5	$ 756.3	$ 628.3
Canada	697.0	610.4	565.9
Asia/Pacific	577.4	462.0	404.5
Latin America and South Africa	385.9	294.7	238.3
Total	$2,558.8	$2,123.4	$1,837.0

International Change in Net Sales by Geographic Region

	Fiscal 2008 vs. 2007	Fiscal 2007 vs. 2006
Europe	18.8%	20.4%
Canada	14.2	7.9
Asia/Pacific	25.0	14.2
Latin America and South Africa	30.9	23.7
Total	20.5%	15.6%

In fiscal 2008, net sales in Europe increased 18.8 percent reflecting strong performance from *Old El Paso* and *Häagen-Dazs* in the United Kingdom. Continued success from the launch of *Nature Valley* granola bars in several European markets and favorable foreign exchange also contributed to the region's growth. Net sales in Canada increased 14.2 percent including favorable foreign exchange. In the Asia/Pacific region, net sales increased 25.0 percent led by double-digit growth for *Häagen-Dazs* ice cream and *Wanchai Ferry* dumplings and meal kits in China. In Latin America and South Africa, net sales increased 30.9 percent led by *Diablitos* canned meat spread in Venezuela and pricing actions taken in other countries.

In fiscal 2007, net sales in Europe grew 20.4 percent reflecting 14.6 percent growth in net sales of *Häagen-Dazs* ice cream and continued strong performance from *Old El Paso* and *Green Giant* across the region, and especially in the United Kingdom. The acquisition of Saxby Bros. Limited, a chilled pastry company in the

United Kingdom, contributed less than 1 point of net sales growth. Net sales in Canada increased 7.9 percent, led by 34.8 percent net sales growth on *Nature Valley* snack bars, 6.0 percent net sales growth in cereals, and 10.6 percent net sales growth on *Old El Paso* products. Asia/Pacific net sales increased 14.2 percent led by 16.5 percent net sales growth for *Häagen-Dazs* in China. Latin America and South Africa net sales increased 23.7 percent led by 19.6 percent growth in our *Diablitos* product line and the re-launch of *Häagen-Dazs* in Latin America.

Segment operating profit for fiscal 2008 grew to $268.9 million, up 24.7 percent from fiscal 2007, with foreign currency exchange contributing 9.1 points of that growth. Segment operating profit increased by $37.5 million mainly from higher volumes. Net price realization more than offset higher supply chain input costs, a 21.7 percent increase in consumer marketing expense, and administrative cost increases.

Segment operating profit for fiscal 2007 grew to $215.7 million, up 11.2 percent from fiscal 2006, with foreign currency exchange contributing 4.5 points of that growth. The growth was led by a $45.6 million increase from higher volumes driven by increases in consumer marketing spending. Net price realization offset supply chain and administrative cost increases.

Bakeries and Foodservice Segment In our Bakeries and Foodservice segment we sell branded ready-to-eat cereals, snacks, dinner and side dish products, refrigerated and soft-serve frozen yogurt, frozen dough products, branded baking mixes, and custom food items. Our customers include foodservice distributors and operators, convenience stores, vending machine operators, quick service and other restaurant operators, and business and school cafeterias in the United States and Canada. In addition, we market mixes and unbaked and fully baked frozen dough products throughout the United States and Canada to retail, supermarket, and wholesale bakeries.

The components of the change in net sales are shown in the following table:

Components of Bakeries and Foodservice Net Sales Growth

	Fiscal 2008 vs. 2007	Fiscal 2007 vs. 2006
Contributions from volume growth on continuing businesses[a]	(1.3) pts	3.9 pts
Net price realization and product mix	15.8 pts	3.1 pts
Divested product lines	(3.9) pts	(1.9) pts
Net sales growth	10.6 pts	5.1 pts

(a) Measured in tons based on the stated weight of our product shipments.

For fiscal 2008, net sales for our Bakeries and Foodservice segment increased 10.6 percent to $2.0 billion. The growth in fiscal 2008 net sales was driven mainly by 15.8 percentage points of benefit from net price realization and product mix, as we took price increases to offset higher supply chain input costs. This was partially offset by a 1.3 percentage point decline in volume on continuing businesses, mainly in the distributors and restaurants customer channel, and a 3.9 percentage point decline due to the effects of divested product lines.

Net sales increased 5.1 percent from fiscal 2006 to fiscal 2007. Fiscal 2007 volume grew 3.9 percentage points compared to fiscal 2006, driven by: increased sales of higher margin, branded products and the introduction of new products to customers such as schools, hotels, restaurants, and convenience stores; improved innovation in foodservice products; and favorable net price realization.

Net sales growth for our Bakeries and Foodservice segment by customer segment is shown in the following tables:

Bakeries and Foodservice Net Sales by Customer Segment

	Fiscal Year		
In Millions	2008	2007	2006
Distributors and restaurants	$ 902.0	$ 864.8	$ 887.0
Bakery channels	927.8	780.5	688.1
Convenience stores and vending	191.5	181.5	162.9
Total	$2,021.3	$1,826.8	$1,738.0

Bakeries and Foodservice Change in Net Sales by Customer Segment

	Fiscal 2008 vs. 2007	Fiscal 2007 vs. 2006
Distributors and restaurants	4.3%	(2.5)%
Bakery channels	18.9	13.4
Convenience stores and vending	5.5	11.4
Total	10.6%	5.1%

In fiscal 2008, segment operating profits were $165.4 million, up 11.9 percent from $147.8 million in fiscal 2007. The increase for the year was driven by grain merchandising activities and benefits from prior restructuring activities. Net price realization offset higher supply chain input costs and a decrease in volume.

Segment operating profits were $147.8 million in fiscal 2007, up 27.1 percent from $116.3 million in fiscal 2006. The business was able to offset high levels of input cost inflation with a combination of pricing actions, sourcing productivity, and manufacturing improvements.

Unallocated Corporate Items Unallocated corporate items include variances to planned corporate overhead expenses, variances to planned domestic employee benefits and incentives, all stock compensation costs, annual contributions to the General Mills Foundation, and other items that are not part of our measurement of segment operating performance. This includes restructuring, impairment, and other exit costs, as well as gains and losses from mark-to-market valuation of certain commodity positions until passed back to our operating segments in accordance with our internal hedge documentation as discussed in Note 7 of the Consolidated Financial Statements on page 67 of this report.

For fiscal 2008, unallocated corporate items totaled $156.7 million of expense compared to $163.0 million for the same period last year. During fiscal 2008, we recognized a net gain of $59.6 million related to the mark-to-market valuation of certain commodity positions and a previously deferred gain of $10.8 million on the sale of a corporate investment. These gains were offset by $25.6 million of unfavorable foreign exchange, $18.5 million of charges to cost of sales, primarily accelerated depreciation on long-lived assets associated with previously announced restructuring actions, and $9.2 million of expense related to the remarketing of minority interests in our GMC subsidiary.

Unallocated corporate items were $163.0 million in fiscal 2007 compared to $122.8 million in fiscal 2006. Fiscal 2007 included $68.8 million of incremental expense relating to the impact of the adoption of SFAS 123R, and fiscal 2006 included $32.7 million of charges related to increases in environmental reserves and a write-down of the asset value of a low-income housing investment. Excluding these items, unallocated corporate items were essentially unchanged from fiscal 2006.

Joint Ventures In addition to our consolidated operations, we participate in several joint ventures.

International Joint Ventures We have a 50 percent equity interest in CPW, which manufactures and markets ready-to-eat cereal products in more than 130 countries and republics outside the United States and Canada. CPW also markets cereal bars in several European countries and manufactures private label cereals for customers in the United Kingdom. Results from our CPW joint venture are reported for the 12 months ended March 31. On July 14, 2006, CPW acquired the Uncle Tobys cereal business in Australia for $385.6 million. We funded our 50 percent share of the purchase price by making additional advances to and equity contributions in CPW totaling $135.1 million (classified as investments in affiliates, net on the Consolidated Statements of Cash Flows) and by acquiring a 50 percent undivided interest in certain intellectual property for $57.7 million (classified as acquisitions on the Consolidated Statements of Cash Flows). We funded the advances to and our equity contribution in CPW from cash generated by our international operations, including our international joint ventures.

We have 50 percent equity interests in Häagen-Dazs Japan, Inc. and Häagen-Dazs Korea Company. These joint ventures manufacture, distribute, and market *Häagen-Dazs* ice cream products and frozen novelties. In fiscal 2007, we changed the reporting period for the Häagen-Dazs joint ventures. Accordingly, fiscal 2007 includes only 11 months of results from these joint ventures compared to 12 months in fiscal 2008 and fiscal 2006.

Domestic Joint Venture During fiscal 2008, the 8th Continent soy milk business was sold, and our 50 percent share of the after-tax gain on the sale was $2.2 million, of which $1.7 million was recorded in fiscal 2008. We will record an additional gain in the first quarter of fiscal 2010 if certain conditions related to the sale are satisfied.

Our share of after-tax joint venture earnings increased from $72.7 million in fiscal 2007 to $110.8 million in fiscal 2008. This growth was largely driven by strong sales growth, favorable foreign exchange, and our share of the gain from the sale of a property.

Our after-tax share of CPW restructuring, impairment, and other exit costs pursuant to approved plans during fiscal 2008 and prior years was as follows:

Expense (Income), In Millions	Fiscal Year 2008	2007	2006
Gain on sale of property	$(15.9)	$ —	$ —
Accelerated depreciation charges and severance associated with previously announced restructuring actions	4.5	8.2	8.0
Other charges resulting from fiscal 2008 restructuring actions	3.2	—	—
Total	$ (8.2)	$8.2	$8.0

Our share of after-tax joint venture earnings increased from $69.2 million in fiscal 2006 to $72.7 million in fiscal 2007. This growth was largely driven by strong core brand volume and organic net sales growth, new product innovation, and increases in brand-building consumer marketing spending, partially offset by a $2.0 million impact of the change in reporting period for the Häagen-Dazs joint ventures and a $8.2 million restructuring charge in 2007.

The change in net sales for each joint venture is set forth in the following table:

Joint Ventures Change in Net Sales

	Fiscal 2008 vs. 2007	Fiscal 2007 vs. 2006
CPW	23.3%	17.9%
Häagen-Dazs (11 months in fiscal 2007 and 12 months in fiscal 2008 and fiscal 2006)	15.7	(6.8)
8th Continent	NM	2.5
Joint Ventures	20.6%	12.6%

For fiscal 2008, CPW net sales grew by 23.3 percent reflecting higher volume, key new product introductions including *Oats & More* in the United Kingdom and *Nesquik Duo* across a number of regions, favorable foreign currency effects, and the benefit of a full year of sales from the fiscal 2007 Uncle Tobys acquisition. Net sales for our Häagen-Dazs joint ventures increased 15.7 percent from fiscal 2007, as a result of favorable foreign exchange and introductory product shipments.

For fiscal 2007, CPW net sales grew by 17.9 percent reflecting the introduction of new products and favorable currency translation. The acquisition of Uncle Tobys in Australia also contributed 5.5 points of CPW's net sales growth. Net sales for our Häagen-Dazs joint ventures declined 6.8 percent from fiscal 2006, reflecting the change in our reporting period for these joint ventures.

Selected cash flows from our joint ventures are set forth in the following table:

Selected Cash Flows from Joint Ventures

Inflow (Outflow), In Millions	Fiscal Year 2008	2007	2006
Advances to joint ventures	$ (20.6)	$(141.4)	$ (7.0)
Repayments of advances	95.8	38.0	—
Dividends received	108.7	45.2	77.4

IMPACT OF INFLATION

We have experienced strong levels of input cost inflation since fiscal 2006. Our gross margin performance in fiscal 2008 reflects the impact of significant input cost inflation, primarily from commodities and energy inputs.

For fiscal 2009, we expect inflationary trends to accelerate, with input costs (fuel, energy, commodities, and employee benefits) forecasted to be 9 percent higher than fiscal 2008 levels. We expect to mitigate this inflationary pressure through cost saving initiatives and pricing.

We attempt to minimize the effects of inflation through appropriate planning and operating practices. Our risk management practices are discussed on pages 50 and 51 of this report.

LIQUIDITY

The primary source of our liquidity is cash flow from operations. Over the most recent three-year period, our operations have generated $5.3 billion in cash. A substantial portion of this operating cash flow has been returned to stockholders annually through share repurchases and dividends. We also use this source of liquidity to fund our annual capital expenditures. We typically use a combination of available cash, notes payable, and long-term debt to finance acquisitions and major capital expansions.

Cash Flows from Operations

In Millions	Fiscal Year 2008	2007	2006
Net earnings	$1,294.7	$1,143.9	$1,090.3
Depreciation and amortization	459.2	417.8	423.9
After-tax earnings from joint ventures	(110.8)	(72.7)	(69.2)
Stock-based compensation	133.2	127.1	44.6
Deferred income taxes	98.1	26.0	25.9
Distributions of earnings from joint ventures	108.7	45.2	77.4
Tax benefit on exercised options	(55.7)	(73.1)	40.9
Pension, other postretirement, and postemployment benefit costs	(24.8)	(53.6)	(74.2)
Restructuring, impairment, and other exit costs (income)	(1.7)	39.1	29.8
Changes in current assets and liabilities	(126.7)	149.1	183.9
Other, net	(44.3)	2.4	70.2
Net cash provided by operating activities	$1,729.9	$1,751.2	$1,843.5

Our cash flow from operations decreased $21.3 million from fiscal 2007 to fiscal 2008 as a $150.8 million increase in net earnings and the $72.1 million effect of changes in deferred income taxes were more than offset by an increase of $275.8 million in working capital compared to the prior year. Accounts receivable was a $69.9 million increased use of cash, partially offset by a $37.3 million increase in cash from accounts payable, and inventory was a $49.1 million increased use of cash in fiscal 2008. Working capital also includes $59.6 million of mark-to-market gains on our commodity derivatives. In addition, other current liabilities had a $173.1 million reduction to the source of cash driven by cash taxes paid in fiscal 2008.

We strive to grow a key measure, core working capital, at or below our growth in net sales. For fiscal 2008, core working capital grew 12.1 percent, more than our net sales growth of 9.7 percent, largely driven by the effect of increases in commodity prices on inventories and an increase in accounts receivable. In fiscal 2007, core working capital grew 4.2 percent, less than net sales growth of 6.2 percent, and in fiscal 2006, core working capital grew 5.0 percent and net sales grew 3.6 percent.

The $92.3 million decrease in cash flows from operations from fiscal 2006 to fiscal 2007 was the result of a reduction in our cash flows from working capital and a decrease in distributions of earnings from joint ventures, offset by an increase in net earnings.

Cash Flows from Investing Activities

In Millions	Fiscal Year 2008	2007	2006
Purchases of land, buildings, and equipment	$(522.0)	$(460.2)	$(360.0)
Acquisitions	0.6	(83.4)	(26.5)
Investments in affiliates, net	64.6	(100.5)	0.3
Proceeds from disposal of land, buildings, and equipment	25.9	13.8	11.3
Proceeds from disposal of product lines	—	13.5	—
Other, net	(11.5)	19.7	4.9
Net cash used by investing activities	$(442.4)	$(597.1)	$(370.0)

In fiscal 2008, cash used by investing activities decreased by $154.7 million from fiscal 2007 when we funded our share of CPW's acquisition of the Uncle Tobys cereal business in Australia (reflected in acquisitions and investments in affiliates, net), acquired Saxby Bros. Limited, and acquired our master franchisee of *Häagen-Dazs* shops in Greece. During fiscal 2008, we sold our former production facilities in Vallejo, California and Allentown, Pennsylvania, while in fiscal 2007 we sold our frozen pie product line, including a plant in Rochester, New York, and our par-baked bread product line, including plants in Chelsea, Massachusetts and Tempe, Arizona. Capital investment for land, buildings, and equipment increased by $61.8 million, as we continued to increase manufacturing capacity for our snack bars and yogurt products and began consolidating manufacturing for our *Old El Paso* business. We expect capital expenditures to increase to approximately $550 million in fiscal 2009, including initiatives that will: increase manufacturing capacity for *Yoplait* yogurt, *Nature Valley* bars, and *Progresso* soup; increase productivity throughout the supply chain; and continue upgrades to our International segment's information technology systems.

Cash Flows from Financing Activities

In Millions	Fiscal Year 2008	2007	2006
Change in notes payable	$ 946.6	$ (280.4)	$ 1,197.4
Issuance of long-term debt	1,450.0	2,650.0	—
Payment of long-term debt	(1,623.4)	(2,323.2)	(1,386.0)
Settlement of Lehman Brothers forward purchase contract	750.0	—	—
Repurchase of Series B-1 limited membership interests in GMC	(843.0)	—	—
Repurchase of General Mills Capital, Inc. preferred stock	(150.0)	—	—
Proceeds from sale of Class A limited membership interests in GMC	92.3	—	—
Common stock issued	191.4	317.4	157.1
Tax benefit on exercised options	55.7	73.1	—
Purchases of common stock for treasury	(1,432.4)	(1,320.7)	(884.8)
Dividends paid	(529.7)	(505.2)	(484.9)
Other, net	(0.5)	(9.1)	(3.1)
Net cash used by financing activities	$(1,093.0)	$(1,398.1)	$(1,404.3)

Net cash used by financing activities decreased by $305.1 million in fiscal 2008. Further details for fiscal 2008 and fiscal 2007 financing actions are described in Note 8 to the Consolidated Financial Statements on page 70.

On April 11, 2007, we issued $1.15 billion aggregate principal amount of floating-rate convertible senior notes. On April 11, 2008, the holders of those notes put $1.14 billion of the aggregate principal amount to us for repurchase. We issued commercial paper to fund the repurchase.

On March 17, 2008, we sold $750.0 million of 5.2 percent fixed-rate notes due March 17, 2015 and on August 29, 2007, we sold $700.0 million of 5.65 percent fixed-rate notes due September 10, 2012. The proceeds of the notes were used to repay outstanding commercial paper. Interest on the notes is payable semi-annually in arrears. The notes may be redeemed at our option at any time for a specified make-whole amount. The notes are senior unsecured, unsubordinated obligations and contain a change of control provision, as defined in the instruments governing the notes.

On October 15, 2007, we settled the forward contract established with Lehman Brothers in October 2004 in conjunction with the issuance by Lehman Brothers of $750.0 million of notes that were mandatorily exchangeable for shares of our common stock. In settlement of that forward contract, we issued 14.3 million shares of our common stock and received $750.0 million in cash from Lehman Brothers. We used the cash received to reduce outstanding commercial paper balances.

On August 7, 2007, we repurchased for a net amount of $843.0 million all of the outstanding Series B-1 Interests in GMC as part of a required remarketing of those interests. The purchase price reflected the Series B-1 Interests' original capital account balance of $835.0 million and $8.0 million of capital account appreciation attributable and paid to the third party holder of the Series B-1 Interests. The capital appreciation paid to the third party holder of the Series B-1 Interests was recorded as a reduction to retained earnings, a component of stockholders' equity, on the Consolidated Balance Sheets, and reduced net earnings available to common stockholders in our basic and diluted EPS calculations.

We and the third party holder of all of GMC's outstanding Class A limited membership interests (Class A Interests) agreed to reset, effective on June 28, 2007, the preferred rate of return applicable to the Class A Interests to the sum of three- month LIBOR plus 65 basis points. On June 28, 2007, we sold $92.3 million of additional Class A Interests to the same third party. There was no gain or loss associated with these transactions. As of May 25, 2008, the carrying value of all outstanding Class A Interests on our Consolidated Balance Sheets was $242.3 million, and the capital account balance of the Class A Interests upon which preferred distributions are calculated was $248.1 million.

On June 28, 2007, we repurchased for $150.0 million all of the outstanding Series A preferred stock of our subsidiary General Mills Capital, Inc. using proceeds from the sale of the Class A Interests and commercial paper. There was no gain or loss associated with this repurchase.

During fiscal 2008, we repurchased 23.6 million shares of our common stock for an aggregate purchase price of $1,368.0 million, of which $0.1 million settled after the end of our fiscal year. In fiscal 2007, our Board of Directors authorized the repurchase of up to 75 million shares of our common stock. Purchases under the authorization can be made in the open market or in privately negotiated transactions, including the use of call options and other derivative instruments, Rule 10b5-1 trading plans, and accelerated repurchase programs. The authorization has no specified termination date. During fiscal 2007, we repurchased 25.3 million shares for an aggregate purchase price of $1,385.2 million, of which $64.5 million settled after the end of our fiscal year. In fiscal 2006, we repurchased 18.8 million shares of common stock for an aggregate purchase price of $892.3 million.

Dividends paid in fiscal 2008 totaled $529.7 million, or $1.57 per share, a 9.0 percent per share increase from fiscal 2007. Dividends paid in fiscal 2007 totaled $505.2 million, or $1.44 per share, a 7.5 percent per share increase from fiscal 2006 dividends of $1.34 per share. Our board of directors approved a quarterly dividend increase from $0.40 per share to $0.43 per share effective with the dividend payable on August 1, 2008.

CAPITAL RESOURCES

In Millions	May 25, 2008	May 27, 2007
Notes payable	$ 2,208.8	$ 1,254.4
Current portion of long-term debt	442.0	1,734.0
Long-term debt	4,348.7	3,217.7
Total debt	6,999.5	6,206.1
Minority interests	242.3	1,138.8
Stockholders' equity	6,215.8	5,319.1
Total capital	$13,457.6	$12,664.0

The following table details the fee-paid committed credit lines we had available as of May 25, 2008:

In Billions	Amount
Credit facility expiring:	
October 2010	$1.1
October 2012	1.9
Total committed credit facilities	$3.0

Commercial paper is a continuing source of short-term financing. We can issue commercial paper in the United States, Canada, and Europe. Our commercial paper borrowings are supported by $3.0 billion of fee-paid committed credit lines and $403.8 million in uncommitted lines. As of May 25, 2008, there were no amounts outstanding on the fee-paid committed credit lines and $133.8 million was drawn on the uncommitted lines, all by our international operations.

In October 2007, we entered into a new five-year credit agreement with an initial aggregate revolving commitment of $1.9 billion which is scheduled to expire in October 2012. Concurrent with the execution of the new credit agreement, we terminated our five-year credit agreement dated January 20, 2004, which provided $750.0 million of revolving credit and was scheduled to expire in January 2009, and our amended and restated credit agreement dated October 17, 2006, which provided $1.1 billion of revolving credit and was scheduled to expire in October 2007. We then terminated our credit agreement dated August 3, 2007, which provided an aggregate revolving commitment of $750.0 million and was scheduled to expire on December 6, 2007.

Our credit facilities, certain of our long-term debt agreements, and our minority interests contain restrictive covenants. As of May 25, 2008, we were in compliance with all of these covenants.

We have $442.0 million of long-term debt maturing in the next 12 months that is classified as current, including $109.5 million of notes that may mature based on the put rights of the note holders. We also have classified $150.6 million of long-term debt as current based on our intention to redeem the debt within the next 12 months. We believe that cash flows from operations, together with available short- and long-term debt financing, will be adequate to meet our liquidity and capital needs for at least the next 12 months.

As of May 25, 2008, our total debt, including the impact of derivative instruments designated as hedges, was 65.7 percent in fixed-rate and 34.3 percent in floating-rate instruments compared to 50.0 percent each in fixed-rate and floating-rate instruments as of May 27, 2007. The change in the fixed-rate and floating-rate percentages were driven by the refinancing of $1.5 billion of commercial paper and minority interests with fixed-rate notes, and the new swap of $500.0 million of floating-rate debt to fixed-rate during fiscal 2008.

The board of directors approved the retirement of 125.0 million shares of common stock in treasury effective December 10, 2007. This action reduced common stock by $12.5 million, reduced additional paid-in capital by $5,068.3 million, and reduced common stock in treasury by $5,080.8 million on our Consolidated Balance Sheets.

We have an effective shelf registration statement on file with the Securities and Exchange Commission (SEC) covering the sale of debt securities, common stock, preference stock, depository shares, securities warrants, purchase contracts, purchase units, and units. As of May 25, 2008, $2.2 billion remained available under the shelf registration for future use.

We believe that growth in return on average total capital is a key performance measure. Return on average total capital improved from 11.1 percent in fiscal 2007 to 12.1 percent in fiscal

2008 due to higher operating results, the impact of net mark-to-market gains on certain commodity positions, and the effect of a discrete tax item. We also believe important measures of financial strength are the ratio of fixed charge coverage and the ratio of operating cash flow to debt. Our fixed charge coverage ratio in fiscal 2008 was 4.87 compared to 4.37 in fiscal 2007. The measure increased from fiscal 2007 as earnings before income taxes and after-tax earnings from joint ventures increased by $174.8 million and fixed charges decreased by $2.2 million. Our operating cash flow to debt ratio decreased 3.5 percent to 24.7 percent in fiscal 2008, driven by a slight decrease in cash flows from operations and an increase in our year-end debt balance.

Currently, Standard and Poor's (S&P) has ratings of BBB+ on our publicly held long-term debt and A-2 on our commercial paper. Moody's Investors Services (Moody's) has ratings of Baa1 for our long-term debt and P-2 for our commercial paper. Fitch Ratings (Fitch) rates our long-term debt BBB+ and our commercial paper F-2. These ratings are not a recommendation to buy, sell or hold securities, are subject to revision or withdrawal at any time by the rating organization, and should be evaluated independently of any other rating. We intend to manage our financial condition and ratios to maintain these ratings levels for the foreseeable future.

In April 2002, we contributed assets with an aggregate fair market value of $4.2 billion to our subsidiary GMC. The contributed assets consist primarily of manufacturing assets and intellectual property associated with the production and retail sale of Big G cereals, *Progresso* soups, and *Old El Paso* products in the United States. In exchange for the contribution of these assets, GMC issued its managing membership interest and its limited preferred membership interests to certain of our wholly owned subsidiaries. We continue to hold the entire managing membership interest, and therefore direct the operations of GMC. Other than the right to consent to certain actions, holders of the limited preferred membership interests do not participate in the management of GMC. We currently hold all interests in GMC other than the Class A Interests.

The terms of the Class A Interests are described in the Fifth Amended and Restated Limited Liability Company Agreement of GMC (the LLC Agreement). The holder of the Class A Interests receives quarterly preferred distributions from available net income based on the application of a floating preferred return rate, currently equal to the sum of three-month LIBOR plus 65 basis points, to the holder's capital account balance established in the most recent mark-to-market valuation (currently $248.1 million). The LLC Agreement requires that the preferred return rate of the Class A Interests be adjusted every five years through a negotiated agreement between the Class A Interest holder and GMC, or through a remarketing auction. The next remarketing is scheduled to occur in June 2012 and thereafter in five-year intervals. Upon a failed remarketing, the preferred return rate over three-month LIBOR will be increased by 75 basis points until the next remarketing, which will occur in 3 month intervals until a successful remarketing occurs or the managing member purchases the Class A Interests. The managing member may at any time elect to purchase all of the Class A Interests for an amount equal to the holder's capital account balance (as adjusted in a mark-to-market valuation), plus any accrued but unpaid preferred returns and the prescribed make-whole amount.

Holders of the Class A Interests may initiate a liquidation of GMC under certain circumstances, including, without limitation, the bankruptcy of GMC or its subsidiaries, GMC's failure to deliver the preferred distributions on the Class A Interests, GMC's failure to comply with portfolio requirements, breaches of certain covenants, lowering of our senior debt rating below either Baa3 by Moody's or BBB- by S&P, and a failed attempt to remarket the Class A Interests as a result of GMC's failure to assist in such remarketing. In the event of a liquidation of GMC, each member of GMC will receive the amount of its then current capital account balance. The managing member may avoid liquidation by exercising its option to purchase the Class A Interests.

For financial reporting purposes, the assets, liabilities, results of operations, and cash flows of GMC are included in our Consolidated Financial Statements. The return to the third party investor is reflected in net interest in the Consolidated Statements of Earnings. The third party investor's interests in GMC are classified as minority interests on our Consolidated Balance Sheets. As discussed above, we may exercise our option to purchase the Class A Interests for consideration equal to the then current capital account value, plus any unpaid preferred return and the prescribed make-whole amount. If we purchase these interests, any change in the unrelated third party investor's capital account from its original value will be charged directly to retained earnings and will increase or decrease the net earnings used to calculate EPS in that period.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

As of May 25, 2008, we have issued guarantees and comfort letters of $670.1 million for the debt and other obligations of consolidated subsidiaries, and guarantees and comfort letters of $340.3 million for the debt and other obligations of non-consolidated affiliates, mainly CPW. In addition, off-balance sheet arrangements are generally limited to the future payments under non-cancelable operating leases, which totaled $315.3 million as of May 25, 2008.

As of May 25, 2008, we had invested in three variable interest entities (VIEs). We have an interest in a contract manufacturer at our former facility in Geneva, Illinois. We are the primary beneficiary (PB) and have consolidated this entity as of May 25, 2008. This entity had property and equipment with a carrying value of $31.0 million and long-term debt of $31.8 million as of May 25, 2008. We also have an interest in a contract manufacturer in Greece that is a VIE. Although we are the PB, we have not consolidated this entity because it is not material to our results of operations, financial condition, or liquidity as of and for the year ended May 25, 2008. This entity had assets of $4.2 million and liabilities of $0.9 million as of May 25, 2008. We are not the PB of the remaining VIE. Our maximum exposure to loss from the three VIEs is limited to the $31.8 million of long-term debt of the contract manufacturer in Geneva, Illinois and our $1.1 million equity investment in the VIE of which we are not the PB.

On August 17, 2006, the Pension Protection Act (PPA) became law in the United States. The PPA revised the basis and methodology for determining defined benefit plan minimum funding requirements as well as maximum contributions to and benefits paid from tax-qualified plans. Most of these provisions are first applicable to our domestic defined benefit pension plans in fiscal 2009 on a phased-in basis. The PPA may ultimately require us to make additional contributions to our domestic plans. However, due to our historical funding practices and current funded status, we do not expect to have significant statutory or contractual funding requirements for our major defined benefit plans during the next several years. No fiscal 2009 domestic plan contributions are currently expected. Actual fiscal 2009 contributions could exceed our current projections, and may be influenced by our decision to undertake discretionary funding of our benefit trusts versus other competing investment priorities, or by future changes in government requirements. Additionally, our projections concerning timing of the PPA funding requirements are subject to change and may be influenced by factors such as general market conditions affecting trust asset performance, interest rates, and our future decisions regarding certain elective provisions of the PPA.

The following table summarizes our future estimated cash payments under existing contractual obligations, including payments due by period:

		Payments Due by Fiscal Year			
In Millions	Total	2009	2010-11	2012-13	2014 and Thereafter
Long-term debt[(a)]	$4,789.8	$ 437.6	$511.4	$2,058.3	$1,782.5
Accrued interest	146.8	146.8	—	—	—
Operating leases	315.3	94.3	120.7	80.7	19.6
Capital leases	23.7	5.7	8.0	7.0	3.0
Purchase obligations[(b)]	2,770.9	2,324.1	279.8	112.7	54.3
Total	$8,046.5	$3,008.5	$919.9	$2,258.7	$1,859.4

(a) Excludes $19.8 million related to capital leases and $18.9 million of bond premium and original issue discount.

(b) Subsequent to May 25, 2008, we entered into sourcing contracts with contractual obligations of $391.1 million in 2009, $782.2 million in 2010-11, and $22.8 million in 2012-13.

Principal payments due on long-term debt are based on stated contractual maturities or put rights of certain note holders. The majority of the purchase obligations represent commitments for raw material and packaging to be utilized in the normal course of business and for consumer marketing spending commitments that support our brands. The fair value of our interest rate and equity swaps with a payable position to the counterparty was $220.1 million as of May 25, 2008, based on fair market values as of that date. Future changes in market values will impact the amount of cash ultimately paid or received to settle those instruments in the future. Other long-term obligations mainly consist of liabilities for uncertain income tax positions, accrued compensation and benefits, including the underfunded status of certain of our defined benefit pension, other postretirement benefit, and postemployment benefit plans, and miscellaneous liabilities. We expect to pay $16.6 million of benefits from our unfunded postemployment benefit plans in fiscal 2009. Further information on all of these plans is included in Note 13 to the Consolidated Financial Statements beginning on page 77 of this report.

SIGNIFICANT ACCOUNTING ESTIMATES

For a complete description of our significant accounting policies, see Note 2 to the Consolidated Financial Statements beginning on page 58 of this report. Our significant accounting estimates are those that have meaningful impact on the reporting of our financial condition and results of operations. These estimates include our accounting for promotional expenditures, intangible assets, stock compensation, income taxes, and defined benefit pension, other postretirement and postemployment benefits.

Promotional Expenditures Our promotional activities are conducted through our customers and directly or indirectly with end consumers. These activities include: payments to customers to perform merchandising activities on our behalf, such as advertising or in-store displays; discounts to our list prices to lower retail shelf prices and payments to gain distribution of new products; coupons, contests, and other incentives; and media and advertising expenditures. The media and advertising expenditures are recognized as expense when the advertisement airs. The cost of payments to customers and other consumer activities are recognized as the related revenue is recorded, which generally precedes the actual cash expenditure. The recognition of these costs requires estimation of customer participation and performance levels. These estimates are made based on the forecasted customer sales, the timing and forecasted costs of promotional activities, and other factors. Differences between estimated expenses and actual costs are normally insignificant and are recognized as a change in management estimate in a subsequent period. Our accrued trade, coupon, and consumer marketing liabilities were $446.0 million as of May 25, 2008, and $410.1 million as of May 27, 2007. Because our total promotional expenditures (including amounts classified as a reduction of revenues) are significant, if our estimates are inaccurate we would have to make adjustments that could have a material effect on our results of operations.

Valuation of Long-Lived Assets Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows from the operation and disposition of the asset group are less than the carrying amount of the asset group. Asset groups have identifiable cash flows independent of other asset groups. Measurement of an impairment loss would be based on the excess of the carrying amount of the asset group over its fair value. Fair value is measured using discounted cash flows or independent appraisals, as appropriate.

Intangible Assets Goodwill is not subject to amortization and is tested for impairment annually and whenever events or changes in circumstances indicate that impairment may have occurred. Impairment testing is performed for each of our reporting units. We compare the carrying value of a reporting unit, including goodwill, to the fair value of the unit. Carrying value is based on the assets and liabilities associated with the operations of that reporting unit, which often requires allocation of shared or corporate items among reporting units. If the carrying amount of a reporting unit exceeds its fair value, we revalue all assets and liabilities of the reporting unit, excluding goodwill, to determine if the fair value of the net assets is greater than the net assets including goodwill. If the fair value of the net assets is less than the net assets including goodwill, impairment has occurred. Our estimates of fair value are determined based on a discounted cash flow model. Growth rates for sales and profits are determined using inputs from our annual long-range planning process. We also make estimates of discount rates, perpetuity growth assumptions, market comparables, and other factors.

We evaluate the useful lives of our other intangible assets, mainly intangible assets associated with the *Pillsbury, Totino's, Progresso, Green Giant, Old El Paso, Häagen-Dazs* and *Uncle Tobys* brands, to determine if they are finite or indefinite-lived. Reaching a determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, demand, competition, other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels), the level of required maintenance expenditures, and the expected lives of other related groups of assets.

Our indefinite-lived intangible assets, mainly brands, are also tested for impairment annually and whenever events or changes in circumstances indicate that their carrying value may not be recoverable. We performed our fiscal 2008 assessment of our brand intangibles as of December 1, 2007. Our estimate of the fair value of the brands was based on a discounted cash flow model using inputs which included: projected revenues from our annual long-range plan; assumed royalty rates that could be payable if we did not own the brands; and a discount rate. All brand intangibles had fair values in excess of their carrying values by at least 20 percent, except for the *Pillsbury* brand, which we estimated had a fair value 3 percent higher than its carrying value. This brand comprises nearly one-half of our total indefinite-lived intangible assets.

If the growth rate for the global revenue from all uses of the *Pillsbury* brand decreases 50 basis points from the current planned growth rate, fair value would be reduced by approximately $150 million, assuming all other components of the fair value estimate remain unchanged. If the assumed royalty rate for all uses of the *Pillsbury* brand decreases by 50 basis points, fair value would be reduced by approximately $130 million, assuming all other components of the fair value estimate remain unchanged. If the applicable discount rate increases by 50 basis points, fair value of the *Pillsbury* brand would be reduced by approximately $170 million, assuming all other components of the fair value estimate remain unchanged. As of May 25, 2008, we reviewed each of the assumptions used in the annual impairment assessment performed as of December 1, 2007, and found them to still be appropriate.

As of May 25, 2008, we had $10.6 billion of goodwill and indefinite-lived intangible assets. While we currently believe that the fair value of each intangible exceeds its carrying value and that those intangibles so classified will contribute indefinitely to our cash flows, materially different assumptions regarding future performance of our businesses could result in significant impairment losses and amortization expense.

Stock Compensation Effective May 29, 2006, we adopted SFAS 123R, which changed the accounting for compensation expense associated with stock options, restricted stock awards, and other forms of equity compensation. We elected the modified prospective transition method as permitted by SFAS 123R; accordingly, results from prior periods were not restated. Under this method, stock-based compensation expense for fiscal 2007 was $127.1 million, which included amortization related to the remaining unvested portion of all equity compensation awards granted prior to May 29, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), and amortization related to all equity compensation awards granted on or subsequent to May 29, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. The incremental effect on net earnings in fiscal 2007 of our adoption of SFAS 123R was $68.8 million of expense ($42.9 million after-tax). All our stock compensation expense is recorded in SG&A expense in the Consolidated Statements of Earnings.

Prior to May 29, 2006, we used the intrinsic value method for measuring the cost of compensation paid in our common stock. No compensation expense for stock options was recognized in our Consolidated Statements of Earnings prior to fiscal 2007, as the exercise price was equal to the market price of our stock at the date of grant. Expense attributable to other types of share-based awards was recognized in our results under SFAS 123. The estimated weighted-average fair values of stock options granted and the assumptions used for the Black-Scholes option-pricing model were as follows:

	Fiscal Year		
	2008	2007	2006
Estimated fair values of stock options granted	$10.55	$10.74	$8.04
Assumptions:			
Risk-free interest rate	5.1%	5.3%	4.3%
Expected term	8.5 years	8.0 years	7.0 years
Expected volatility	15.6%	19.7%	20.0%
Dividend yield	2.7%	2.8%	2.9%

The valuation of stock options is a significant accounting estimate which requires us to use judgments and assumptions that are likely to have a material impact on our financial statements. Annually, we make predictive assumptions regarding future stock price volatility, employee exercise behavior, and dividend yield.

We estimate our future stock price volatility using the historical volatility over the expected term of the option, excluding time periods of volatility we believe a marketplace participant would exclude in estimating our stock price volatility. For the fiscal 2008 grants, we have excluded historical volatility for fiscal 2002 and prior, primarily because volatility driven by our acquisition of The Pillsbury Company in fiscal 2002 does not reflect what we believe to be expected future volatility. We also have considered, but did not use, implied volatility in our estimate, because trading activity in options on our stock, especially those with tenors of greater than six months, is insufficient to provide a reliable measure of expected volatility. If all other assumptions are held constant, a one percentage point increase in our fiscal 2008 volatility assumption would increase the grant-date fair value of our fiscal 2008 option awards by 4.3 percent.

For fiscal 2007 and all prior periods, our estimate of expected stock price volatility is based on historical volatility determined on a daily basis over the expected term of the options. We considered but did not use implied volatility because we believed historical volatility provided an appropriate expectation for our volatility in the future.

Our expected term represents the period of time that options granted are expected to be outstanding based on historical data to estimate option exercise and employee termination within the valuation model. Separate groups of employees have similar historical exercise behavior and therefore were aggregated into a single pool for valuation purposes. The weighted-average expected term for all employee groups is presented in the table above. An increase in the expected term by one year, leaving all other assumptions constant, would change the grant date fair value by significantly less than 1 percent. Our valuation model assumes that dividends and our share price increase in line with earnings, resulting in a constant dividend yield. The risk-free interest rate for periods during the expected term of the options is based on the U.S. Treasury zero-coupon yield curve in effect at the time of grant.

To the extent that actual outcomes differ from our assumptions, we are not required to true up grant-date fair value-based expense to final intrinsic values. However, these differences can impact the classification of cash tax benefits realized upon exercise of stock options, as explained in the following two paragraphs. Furthermore, historical data has a significant bearing on our forward-looking assumptions. Significant variances between actual and predicted experience could lead to prospective revisions in our assumptions, which could then significantly impact the year-over-year comparability of stock-based compensation expense.

SFAS 123R also provides that any corporate income tax benefit realized upon exercise or vesting of an award in excess of that previously recognized in earnings (referred to as a "windfall tax benefit") is presented in the Consolidated Statements of Cash Flows as a financing (rather than an operating) cash flow. For fiscal 2008 and fiscal 2007, the windfall tax benefits classified as financing cash flow were $55.7 million and $73.1 million. The actual impact on future years' financing cash flow will depend, in part, on the volume of employee stock option exercises during a particular year and the relationship between the exercise-date market value of the underlying stock and the original grant-date fair value previously determined for financial reporting purposes.

Realized windfall tax benefits are credited to additional paid-in capital within the Consolidated Balance Sheet. Realized shortfall tax benefits (amounts which are less than that previously recognized in earnings) are first offset against the cumulative balance of windfall tax benefits, if any, and then charged directly to income tax expense, potentially resulting in volatility in our consolidated effective income tax rate. We calculated a cumulative amount of windfall tax benefits from post-1995 fiscal years for the purpose of accounting for future shortfall tax benefits and currently have sufficient cumulative windfall tax benefits to absorb projected arising shortfalls, such that we do not currently expect future earnings to be affected by this provision. However, as employee stock option exercise behavior is not within our control, it is possible that materially different reported results could occur if different assumptions or conditions were to prevail.

Income Taxes We adopted the provisions of FIN 48 as of the beginning of fiscal 2008. Prior to adoption, our policy was to establish reserves that reflected the probable outcome of known tax contingencies. The effects of final resolution, if any, were recognized as changes to the effective income tax rate in the period of resolution. FIN 48 requires application of a more likely than not threshold to the recognition and derecognition of uncertain tax positions. FIN 48 permits us to recognize the amount of tax benefit that has a greater than 50 percent likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the quarter of such change.

Annually we file more than 350 income tax returns in approximately 100 global taxing jurisdictions. A number of years may elapse before an uncertain tax position is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, we believe that our reserves for income taxes reflect the most likely outcome. We adjust these reserves, as well as the related interest, in light of changing facts and circumstances. Settlement of any particular position would usually require the use of cash.

The number of years with open tax audits varies depending on the tax jurisdiction. Our major taxing jurisdictions include the United States (federal and state) and Canada. We are no longer subject to United States federal examinations by the IRS for fiscal years before 2002. During fiscal 2008, we received a favorable District Court decision on an uncertain tax matter related to the fiscal years prior to 2002 and reduced our liability for uncertain tax positions by $21.0 million and related accrued interest by $9.7 million. The IRS has appealed the District Court decision, and accordingly, its ultimate resolution is subject to change. During the fiscal 2008, we also concluded various matters for fiscal years 1998-2001 which included a payment of $31.7 million. The IRS recently concluded field examinations for our 2002 and 2003 fiscal years. A payment of $24.8 million was made to cover the additional tax liability plus interest related to all agreed adjustments for this audit cycle. The IRS also proposed additional adjustments for the 2002-2003 audit cycle including several adjustments to the tax benefits associated with the sale of minority interests in our GMC subsidiary. We believe we have meritorious defenses and intend to vigorously defend our position. Our potential liability for this matter is significant and, notwithstanding our reserves against this potential liability, an unfavorable resolution could have a material adverse impact on our results of operations and cash flows from operations. We do not expect the amount of our tax reserves for these issues to materially change in the next 12 months. The IRS initiated its audit of our fiscal 2004 through 2006 tax years during fiscal 2008.

Various tax examinations by United States state taxing authorities could be conducted for any open tax year, which vary by jurisdiction, but are generally from 3 to 5 years. Currently, several state examinations are in progress. The Canada Revenue Agency is conducting an audit of our income tax returns in Canada for fiscal years 2003 (which is our earliest tax year still open for examination) through 2005. We do not anticipate that any United States state tax or Canadian tax adjustments will have a significant impact on our financial position or results of operations.

Defined Benefit Pension, Other Postretirement, and Postemployment Benefit Plans We have defined benefit pension plans covering most domestic, Canadian, and United Kingdom employees. Benefits for salaried employees are based on length of service and final average compensation. Benefits for hourly employees include various monthly amounts for each year of credited service. Our funding policy is consistent with the requirements of applicable laws. We made $14.2 million of voluntary contributions to these plans in fiscal 2008. Our principal domestic retirement plan covering salaried employees has a provision that any excess pension assets would vest if the plan is terminated within five years of a change in control.

We also sponsor plans that provide health care benefits to the majority of our domestic and Canadian retirees. The salaried health care benefit plan is contributory, with retiree contributions based on years of service. We fund related trusts for certain employees and retirees on an annual basis. We did not make voluntary contributions to these plans in fiscal 2008.

Under certain circumstances, we also provide accruable benefits to former or inactive employees in the United States, Canada, and Mexico, and members of our Board of Directors, including severance and certain other benefits payable upon death. We recognize an obligation for any of these benefits that vest or accumulate with service. Postemployment benefits that do not vest or accumulate with service (such as severance based solely on annual pay rather than years of service) are charged to expense when incurred. Our postemployment benefit plans are unfunded.

We recognize benefits provided during retirement or following employment over the plan participants' active working life. Accordingly, we make various assumptions to predict and measure costs and obligations many years prior to the settlement of our obligations. Assumptions that require significant management judgment and have a material impact on the measurement of our net periodic benefit expense or income and accumulated benefit obligations include the long-term rates of return on plan assets, the interest rates used to discount the obligations for our benefit plans, and the health care cost trend rates.

Expected Rate of Return on Plan Assets Our expected rate of return on plan assets is determined by our asset allocation, our historical long-term investment performance, our estimate of future long-term returns by asset class (using input from our actuaries, investment services, and investment managers), and long-term inflation assumptions. We review this assumption annually for each plan, however, our annual investment performance for one particular year does not, by itself, significantly influence our evaluation.

The investment objective for our defined benefit pension and other postretirement benefit plans is to secure the benefit obligations to participants at a reasonable cost to us. Our goal is to optimize the long-term return on plan assets at a moderate level of risk. The defined benefit pension and other postretirement portfolios are broadly diversified across asset classes. Within asset classes, the portfolios are further diversified across investment styles and investment organizations. For the defined benefit pension and other postretirement benefit plans, the long-term investment policy allocations are: 30 percent to equities in the United States; 20 percent to international equities; 10 percent to private equities; 30 percent to fixed income; and 10 percent to real assets (real estate, energy and timber). The actual allocations to these asset classes may vary tactically around the long-term policy allocations based on relative market valuations.

Our historical investment returns (compound annual growth rates) for our United States defined benefit pension and other postretirement plan assets were 4 percent, 15 percent, 10 percent, 11 percent, and 12 percent for the 1, 5, 10, 15, and 20 year periods ended May 25, 2008.

For fiscal 2008, we assumed, on a weighted-average basis for all defined benefit plans, a rate of return of 9.4 percent. For fiscal 2007, we assumed, on a weighted-average basis for all defined benefit plans, a rate of return of 9.4 percent. For fiscal 2006, we assumed, on a weighted-average basis for all defined benefit plan assets, a rate of return of 9.6 percent. Our principal defined benefit pension and other postretirement plans in the United States have an expected return on plan assets of 9.6 percent. During fiscal 2007, we lowered the expected rate of return on one of our other postretirement plans in the United States based on costs associated with insurance contracts owned by that plan.

Lowering the expected long-term rate of return on assets by 50 basis points would increase our net pension and postretirement expense by $21 million for fiscal 2009. A 50 basis point shortfall between the assumed and actual rate of return on plan assets for fiscal 2009 would result in a similar amount of arising asset-experience loss. Any arising asset-experience loss is recognized on a market-related valuation basis, which reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets. Since the market-related value of assets recognizes gains or losses over a five-year period, the future value of assets will be impacted as previously deferred gains or losses are recorded. Our outside actuaries perform these calculations as part of our determination of annual expense or income.

Discount Rates Our discount rate assumptions are determined annually as of the last day of our fiscal year for all of our defined benefit pension, other postretirement, and postemployment benefit plan obligations. Those same discount rates also are used to determine defined benefit pension, other postretirement, and postemployment benefit plan income and expense for the following fiscal year. We work with our actuaries to determine the timing and amount of expected future cash outflows to plan participants and, using the top quartile of AA-rated corporate bond yields, to develop a forward interest rate curve, including a margin to that index based on our credit risk. This forward interest rate curve is applied to our expected future cash outflows to determine our discount rate assumptions.

Our weighted-average discount rates were as follows:

Weighted-Average Discount Rates

	Defined Benefit Pension Plans	Other Postretirement Benefit Plans	Postemployment Benefit Plans
Obligation as of May 25, 2008, and fiscal 2009 expense	6.88%	6.90%	6.64%
Obligation as of May 27, 2007, and fiscal 2008 expense	6.18	6.15	6.05
Fiscal 2007 expense	6.45	6.50	6.44

Lowering the discount rates by 50 basis points would increase our net defined benefit pension, other postretirement, and postemployment benefit plan expense for fiscal 2009 by approximately $18 million. All obligation-related experience gains and losses are amortized using a straight-line method over the average remaining service period of active plan participants.

Health Care Cost Trend Rates We review our health care trend rates annually. Our review is based on data we collect about our health care claims experience and information provided by our actuaries. This information includes recent plan experience, plan design, overall industry experience and projections, and assumptions used by other similar organizations. Our initial health care cost trend rate is adjusted as necessary to remain consistent with this review, recent experiences, and short-term expectations. Our initial health care cost trend rate assumption is 10.25 percent for retirees age 65 and over and 9.25 percent for retirees under age 65. These rates are graded down annually until the ultimate trend rate of 5.2 percent is reached in 2016 for all retirees. The trend rates are applicable for calculations only if the retirees' benefits increase as a result of health care inflation. The ultimate trend rate is adjusted annually, as necessary, to approximate the current economic view on the rate of long-term inflation plus an appropriate health care cost premium. Assumed trend rates for health care costs have an important effect on the amounts reported for the other postretirement benefit plans.

A one percentage point change in the health care cost trend rate would have the following effects:

In Millions	One Percentage Point Increase	One Percentage Point Decrease
Effect on the aggregate of the service and interest cost components in fiscal 2009	$ 7.6	$ (6.6)
Effect on the other postretirement accumulated benefit obligation as of May 25, 2008	84.2	(74.3)

Any arising health care claims cost-related experience gain or loss is recognized in the calculation of expected future claims. Once recognized, experience gains and losses are amortized using a straight-line method over 15 years, resulting in at least the minimum amortization required being recorded.

Financial Statement Impact In fiscal 2008, we recorded net defined benefit pension, other postretirement, and postemployment benefit plan expense of $18.9 million compared to $36.2 million in fiscal 2007 and $29.7 million in fiscal 2006. As of May 25, 2008, we had cumulative unrecognized actuarial net losses of $276.8 million on our defined benefit pension plans, $115.6 million on our other postretirement benefit plans, and $8.0 million on our postemployment benefit plans, mainly as the result of decreases in our discount rate assumptions. These unrecognized actuarial net losses will result in decreases in our future pension income and increases in postretirement expense since they currently exceed the corridors defined by GAAP.

We use the Retirement Plans (RP) 2000 Mortality Table projected forward to our plans' measurement dates for calculating the year-end defined benefit pension, other postretirement, and postemployment benefit obligations and annual expense.

Actual future net defined benefit pension, other postretirement, and postemployment benefit plan income or expense will depend on investment performance, changes in future discount rates, changes in health care trend rates, and various other factors related to the populations participating in these plans.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In April 2008, the FASB finalized Staff Position No. 142-3, "Determination of the Useful Life of Intangible Assets" (FSP 142-3). This position amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets". FSP 142-3 applies to intangible assets that are acquired individually or with a group of other assets and both intangible assets acquired in business combinations and asset acquisitions. This position is effective for fiscal years beginning after December 15, 2008, which for us is the first quarter of fiscal 2010. We are evaluating the impact of FSP 142-3 on our results of operations and financial condition.

In March 2008, the FASB approved the issuance of Emerging Issues Task Force Issue No. 07-5, "Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock" (EITF 07-5). EITF 07-5 defines when adjustment features within contracts are considered to be equity-indexed and will be effective for us in the first quarter of fiscal 2010. We are evaluating the impact of EITF 07-5 on our results of operations and financial condition.

In December 2007, the FASB approved the issuance of Statement of Financial Accounting Standards (SFAS) No. 141 (revised 2007), "Business Combinations" (SFAS 141R). SFAS 141R establishes principles and requirements for how the acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R applies to business combinations for which the acquisition date is on or after December 15, 2008. SFAS 141R also changes the accounting for acquisition-related tax contingencies, requiring all such changes in these contingency reserves to be recorded in earnings after the effective date. We have significant unrecognized tax positions related to our acquisition of Pillsbury. Adjustments to these liabilities after the adoption of SFAS 141R could be material to our net earnings.

In December 2007, the FASB approved the issuance of SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment to ARB No. 51" (SFAS 160). SFAS 160 establishes accounting and reporting standards that require the ownership interest in subsidiaries held by parties other than the parent be clearly identified and presented in the Consolidated Balance Sheets within equity, but separate from the parent's equity; the amount of consolidated net income attributable to the parent and the non-controlling interest be clearly identified and presented on the face of the Consolidated Statement of Earnings; and changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. This statement is effective for fiscal years beginning on or after December 15, 2008, which for us is the first quarter of fiscal 2010. We are evaluating the impact of SFAS 160 on our results of operations and financial condition.

In June 2007, the FASB approved the issuance of Emerging Issues Task Force Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" (EITF 06-11). EITF 06-11 requires that tax benefits from dividends paid on unvested restricted shares be charged directly to stockholders' equity instead of benefiting income tax expense. EITF 06-11, which will be effective for us in the first quarter of fiscal 2009, is expected to increase our effective income tax rate by 20 basis points, or from 34.4 percent to 34.6 percent based on our actual 2008 effective tax rate.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of SFAS No. 115" (SFAS 159). This statement provides companies with an option to measure, at specified election dates, many financial instruments and certain other items at fair value that are not currently measured at fair value. A company that adopts SFAS 159 will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This statement is effective for fiscal years beginning after November 15, 2007, which for us is the first quarter of fiscal 2009. We do not believe that the adoption of SFAS 159 will have a material impact on our results of operations or financial condition.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). This statement provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS 123R and related interpretations and pronouncements that require or permit measurement similar to fair value but are not intended to measure fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007, which for us is the first quarter of fiscal 2009. However, SFAS 157 as it relates to fair value measurement requirements for non-financial assets and liabilities that are not remeasured at fair value on a recurring basis is effective for fiscal years beginning after November 15, 2008, which for us is the first quarter of fiscal 2010. We are evaluating the impact of SFAS 157 on our results of operations and financial condition.

CAUTIONARY STATEMENT RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report contains or incorporates by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on our current expectations and assumptions. We also may make written or oral forward-looking statements, including statements contained in our filings with the SEC and in our reports to stockholders.

The words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "plan," "project," or similar expressions identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those currently anticipated or projected. We wish to caution you not to place undue reliance on any such forward-looking statements.

In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that could affect our financial performance and could cause our actual results in future periods to differ materially from any current opinions or statements.

Our future results could be affected by a variety of factors, such as: competitive dynamics in the consumer foods industry and the markets for our products, including new product introductions, advertising activities, pricing actions, and promotional activities of our competitors; economic conditions, including changes in inflation rates, interest rates, or tax rates; product development and innovation; consumer acceptance of new products and product improvements; consumer reaction to pricing actions and changes in promotion levels; acquisitions or dispositions of businesses or assets; changes in capital structure; changes in laws and regulations, including labeling and advertising regulations; impairments in the carrying value of goodwill, other intangible assets, or other long-lived assets, or changes in the useful lives of other intangible assets; changes in accounting standards and the impact of significant accounting estimates; product quality and safety issues, including recalls and product liability; changes in consumer demand for our products; effectiveness of advertising, marketing, and promotional programs; changes in consumer behavior, trends, and preferences, including weight loss trends; consumer perception of health-related issues, including obesity; consolidation in the retail environment; changes in purchasing and inventory levels of significant customers; fluctuations in the cost and availability of supply chain resources, including raw materials, packaging, and energy; disruptions or inefficiencies in the supply chain; volatility in the market value of derivatives used to hedge price risk for certain commodities; benefit plan expenses due to changes in plan asset values and discount rates used to determine plan liabilities; failure of our information technology systems; resolution of uncertain income tax matters; foreign economic conditions, including currency rate fluctuations; and political unrest in foreign markets and economic uncertainty due to terrorism or war.

You should also consider the risk factors that we identify in Item 1A of the 2008 Form 10-K, which could also affect our future results.

We undertake no obligation to publicly revise any forward-looking statements to reflect events or circumstances after the date of those statements or to reflect the occurrence of anticipated or unanticipated events.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk stemming from changes in interest rates, foreign exchange rates, commodity prices, and equity prices. Changes in these factors could cause fluctuations in our earnings and cash flows. In the normal course of business, we actively manage our exposure to these market risks by entering into various hedging transactions, authorized under established policies that place clear controls on these activities. The counterparties in these transactions are generally highly rated institutions. We establish credit limits for each counterparty. Our hedging transactions include but are not limited to a variety of derivative financial instruments.

INTEREST RATE RISK

We are exposed to interest rate volatility with regard to future issuances of fixed-rate debt, and existing and future issuances of floating-rate debt. Primary exposures include U.S. Treasury rates, LIBOR, and commercial paper rates in the United States and Europe. We use interest rate swaps and forward-starting interest rate swaps to hedge our exposure to interest rate changes, to reduce the volatility of our financing costs, and to achieve a desired proportion of fixed- versus floating-rate debt, based on current and projected market conditions. Generally under these swaps, we agree with a counterparty to exchange the difference between fixed-rate and floating-rate interest amounts based on an agreed notional principal amount. As of May 25, 2008, we had $4.1 billion of aggregate notional principal amount outstanding, with a net notional amount of $425.4 million that converts floating-rate notes to fixed-rates. This includes notional amounts of offsetting swaps that neutralize our exposure to interest rates on other interest rate swaps.

FOREIGN EXCHANGE RISK

Foreign currency fluctuations affect our net investments in foreign subsidiaries and foreign currency cash flows related to third party purchases, intercompany loans, and product shipments. We are also exposed to the translation of foreign currency earnings to the U.S. dollar. Our principal exposures are to the Australian dollar, British pound sterling, Canadian dollar, Chinese renminbi, euro, Japanese yen, and Mexican peso. We mainly use foreign currency forward contracts to selectively hedge our foreign currency cash flow exposures. We generally do not hedge more than 12 months forward and generally do not hedge intercompany transactions. We also have many net investments in foreign subsidiaries that are denominated in euros. We hedge a portion of these net investments by issuing euro-denominated commercial paper. As of May 25, 2008, we had issued $472.9 million of euro-denominated commercial paper and foreign exchange forward contracts that we have designated as a net investment hedge and thus deferred net foreign currency transaction losses of $69.6 million to accumulated other comprehensive income (loss).

COMMODITY PRICE RISK

Many commodities we use in the production and distribution of our products are exposed to market price risks. We utilize derivatives to hedge price risk for our principal ingredient and energy costs, including grains (oats, wheat, and corn), oils (principally soybean), non-fat dry milk, natural gas, and diesel fuel. We manage our exposures through a combination of purchase orders, long-term contracts with suppliers, exchange-traded futures and options, and over-the-counter options and swaps. We offset our exposures based on current and projected market conditions, and generally seek to acquire the inputs at as close to our planned cost as possible. As of May 25, 2008, the net notional value of commodity derivatives was $784.8 million, of which $524.8 million relates to agricultural positions and $260.0 million relates to energy positions. These hedges relate to inputs that generally will be utilized within the next 12 months.

EQUITY INSTRUMENTS

Equity price movements affect our compensation expense as certain investments owned by our employees related to our deferred compensation plan are revalued. We use equity swaps to manage this market risk.

VALUE AT RISK

The estimates in the table below are intended to measure the maximum potential fair value we could lose in one day from adverse changes in market interest rates, foreign exchange rates, commodity prices, and equity prices under normal market conditions. A Monte Carlo value-at-risk (VAR) methodology was used to quantify the market risk for our exposures. The models assumed normal market conditions and used a 95 percent confidence level.

The VAR calculation used historical interest rates, foreign exchange rates, and commodity and equity prices from the past year to estimate the potential volatility and correlation of these rates in the future. The market data were drawn from the RiskMetrics™ data set. The calculations are not intended to represent actual losses in fair value that we expect to incur. Further, since the hedging instrument (the derivative) inversely correlates with the underlying exposure, we would expect that any loss or gain in the fair value of our derivatives would be generally offset by an increase or decrease in the fair value of the underlying exposures. The positions included in the calculations were: debt; investments; interest rate swaps; foreign exchange forwards; commodity swaps, futures and options; and equity instruments. The calculations do not include the underlying foreign exchange and commodities-related positions that are hedged by these market-risk-sensitive instruments.

The table below presents the estimated maximum potential VAR arising from a one-day loss in fair value for our interest rate, foreign currency, commodity, and equity market-risk-sensitive instruments outstanding as of May 25, 2008, and May 27, 2007, and the average fair value impact during the year ended May 25, 2008.

	Fair Value Impact		
In Millions	May 25, 2008	Average During Fiscal 2008	May 27, 2007
Interest rate instruments	$18.9	$14.0	$10.1
Foreign currency instruments	5.0	4.1	3.5
Commodity instruments	6.3	4.7	4.0
Equity instruments	1.2	1.0	0.9

Reports of Management and Independent Registered Public Accounting Firm

REPORT OF MANAGEMENT RESPONSIBILITIES

The management of General Mills, Inc. is responsible for the fairness and accuracy of the consolidated financial statements. The statements have been prepared in accordance with accounting principles that are generally accepted in the United States, using management's best estimates and judgments where appropriate. The financial information throughout the Annual Report on Form 10-K is consistent with our consolidated financial statements.

Management has established a system of internal controls that provides reasonable assurance that assets are adequately safeguarded and transactions are recorded accurately in all material respects, in accordance with management's authorization. We maintain a strong audit program that independently evaluates the adequacy and effectiveness of internal controls. Our internal controls provide for appropriate separation of duties and responsibilities, and there are documented policies regarding use of our assets and proper financial reporting. These formally stated and regularly communicated policies demand highly ethical conduct from all employees.

The Audit Committee of the Board of Directors meets regularly with management, internal auditors, and our independent auditors to review internal control, auditing, and financial reporting matters. The independent auditors, internal auditors, and employees have full and free access to the Audit Committee at any time.

The Audit Committee reviewed and approved the Company's annual financial statements. The Audit Committee recommended, and the Board of Directors approved, that the consolidated financial statements be included in the Annual Report. The Audit Committee also appointed KPMG LLP to serve as the Company's independent registered public accounting firm for fiscal 2009, subject to ratification by the stockholders at the annual meeting.

K J Powell D L Mulligan

K. J. Powell
Chairman of the Board
and Chief Executive Officer

D. L. Mulligan
Executive Vice President
and Chief Financial Officer

July 10, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
General Mills, Inc.:

We have audited the accompanying consolidated balance sheets of General Mills, Inc. and subsidiaries as of May 25, 2008, and May 27, 2007, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the fiscal years in the three-year period ended May 25, 2008. In connection with our audits of the consolidated financial statements, we also have audited the accompanying financial statement schedule. We also have audited General Mills Inc.'s internal control over financial reporting as of May 25, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). General Mills, Inc.'s management is responsible for these consolidated financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of General Mills, Inc. and subsidiaries as of May 25, 2008, and May 27, 2007, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended May 25, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the accompanying financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, General Mills, Inc. maintained, in all material respects, effective internal control over financial reporting as of May 25, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In fiscal 2008, as disclosed in Note 14 to the consolidated financial statements, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" on May 28, 2007. In fiscal 2007, as disclosed in Notes 1 and 2 to the consolidated financial statements, the Company changed its classification of shipping costs, changed its annual goodwill impairment assessment date to December 1, and adopted SFAS No. 123 (Revised), "Share-Based Payment", and SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans an amendment of FASB Statements No. 87, 88, 106 and 132(R)".

KPMG LLP

Minneapolis, Minnesota
July 10, 2008

Consolidated Statements of Earnings

GENERAL MILLS, INC. AND SUBSIDIARIES

In Millions, Except per Share Data	Fiscal Year 2008	2007	2006
Net sales	$13,652.1	$12,441.5	$11,711.3
Cost of sales	8,778.3	7,955.1	7,544.8
Selling, general, and administrative expenses	2,625.0	2,389.3	2,177.7
Restructuring, impairment, and other exit costs	21.0	39.3	29.8
Operating profit	2,227.8	2,057.8	1,959.0
Interest, net	421.7	426.5	399.6
Earnings before income taxes and after-tax earnings from joint ventures	1,806.1	1,631.3	1,559.4
Income taxes	622.2	560.1	538.3
After-tax earnings from joint ventures	110.8	72.7	69.2
Net earnings	$ 1,294.7	$ 1,143.9	$ 1,090.3
Earnings per share - basic	$ 3.86	$ 3.30	$ 3.05
Earnings per share - diluted	$ 3.71	$ 3.18	$ 2.90
Dividends per share	$ 1.57	$ 1.44	$ 1.34

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

GENERAL MILLS, INC. AND SUBSIDIARIES

In Millions	May 25, 2008	May 27, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 661.0	$ 417.1
Receivables	1,081.6	952.9
Inventories	1,366.8	1,173.4
Prepaid expenses and other current assets	510.6	443.1
Deferred income taxes	—	67.2
Total current assets	3,620.0	3,053.7
Land, buildings, and equipment	3,108.1	3,013.9
Goodwill	6,786.1	6,835.4
Other intangible assets	3,777.2	3,694.0
Other assets	1,750.2	1,586.7
Total assets	$19,041.6	$18,183.7
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 937.3	$ 777.9
Current portion of long-term debt	442.0	1,734.0
Notes payable	2,208.8	1,254.4
Other current liabilities	1,239.8	2,078.8
Deferred income taxes	28.4	—
Total current liabilities	4,856.3	5,845.1
Long-term debt	4,348.7	3,217.7
Deferred income taxes	1,454.6	1,433.1
Other liabilities	1,923.9	1,229.9
Total liabilities	12,583.5	11,725.8
Minority interests	242.3	1,138.8
Stockholders' equity:		
Common stock, 377.3 and 502.3 shares issued, $0.10 par value	37.7	50.2
Additional paid-in capital	1,149.1	5,841.3
Retained earnings	6,510.7	5,745.3
Common stock in treasury, at cost, shares of 39.8 and 161.7	(1,658.4)	(6,198.0)
Accumulated other comprehensive income (loss)	176.7	(119.7)
Total stockholders' equity	6,215.8	5,319.1
Total liabilities and equity	$19,041.6	$18,183.7

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

GENERAL MILLS, INC. AND SUBSIDIARIES

In Millions, Except per Share Data	$.10 Par Value Common Stock (One Billion Shares Authorized)								
	Issued			Treasury					
	Shares	Par Amount	Additional Paid-In Capital	Shares	Amount	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Total
Balance as of May 29, 2005	502.3	$ 50.2	$ 5,690.3	(132.6)	$(4,459.9)	$4,501.2	$(113.5)	$ 8.1	$ 5,676.4
Comprehensive income:									
Net earnings						1,090.3			1,090.3
Other comprehensive income, net of tax:									
Net change on hedge derivatives and securities								20.4	20.4
Foreign currency translation								72.9	72.9
Minimum pension liability adjustment								24.0	24.0
Other comprehensive income								117.3	117.3
Total comprehensive income									1,207.6
Cash dividends declared ($1.34 per share)						(484.9)			(484.9)
Stock compensation plans (includes income tax benefits of $40.9)			46.3	5.5	189.3				235.6
Shares purchased				(18.8)	(892.4)				(892.4)
Unearned compensation related to restricted stock awards							(17.0)		(17.0)
Earned compensation and other							47.0		47.0
Balance as of May 28, 2006	502.3	50.2	5,736.6	(145.9)	(5,163.0)	5,106.6	(83.5)	125.4	5,772.3
Comprehensive income:									
Net earnings						1,143.9			1,143.9
Other comprehensive income, net of tax:									
Net change on hedge derivatives and securities								22.3	22.3
Foreign currency translation								193.8	193.8
Minimum pension liability adjustment								(20.8)	(20.8)
Other comprehensive income								195.3	195.3
Total comprehensive income									1,339.2
Adoption of SFAS No. 123R			(83.5)				83.5		—
Adoption of SFAS No. 158								(440.4)	(440.4)
Cash dividends declared ($1.44 per share)						(505.2)			(505.2)
Stock compensation plans (includes income tax benefits of $73.1)			164.6	9.2	339.4				504.0
Shares purchased				(25.3)	(1,385.1)				(1,385.1)
Unearned compensation related to restricted stock awards			(95.0)						(95.0)
Issuance of shares to settle conversion of zero coupon debentures, net of tax			(10.7)	0.3	10.7				
Earned compensation and other			129.3						129.3
Balance as of May 27, 2007	502.3	50.2	5,841.3	(161.7)	(6,198.0)	5,745.3	—	(119.7)	5,319.1
Comprehensive income:									
Net earnings						1,294.7			1,294.7
Other comprehensive income, net of tax:									
Net change on hedge derivatives and securities								(1.8)	(1.8)
Foreign currency translation								246.3	246.3
Amortization of losses and prior service costs								12.5	12.5
Minimum pension liability adjustment								39.4	39.4
Other comprehensive income								296.4	296.4
Total comprehensive income									1,591.1
Cash dividends declared ($1.57 per share)						(529.7)			(529.7)
Stock compensation plans (includes income tax benefits of $55.7)			121.0	6.5	261.6				382.6
Shares purchased				(23.9)	(1,384.6)				(1,384.6)
Retirement of treasury shares	(125.0)	(12.5)	(5,068.3)	125.0	5,080.8				—
Shares issued under forward purchase contract			168.2	14.3	581.8				750.0
Unearned compensation related to restricted stock awards			(104.1)						(104.1)
Adoption of FIN 48			57.8			8.4			66.2
Capital appreciation paid to holders of Series B-1 limited membership interests in General Mills Cereals, LLC (GMC)						(8.0)			(8.0)
Earned compensation			133.2						133.2
Balance as of May 25, 2008	377.3	$ 37.7	$ 1,149.1	(39.8)	$(1,658.4)	$6,510.7	$ —	$ 176.7	$ 6,215.8

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

GENERAL MILLS, INC. AND SUBSIDIARIES

In Millions	Fiscal Year 2008	2007	2006
Cash Flows - Operating Activities			
Net earnings	$ 1,294.7	$ 1,143.9	$ 1,090.3
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	459.2	417.8	423.9
After-tax earnings from joint ventures	(110.8)	(72.7)	(69.2)
Stock-based compensation	133.2	127.1	44.6
Deferred income taxes	98.1	26.0	25.9
Distributions of earnings from joint ventures	108.7	45.2	77.4
Tax benefit on exercised options	(55.7)	(73.1)	40.9
Pension, other postretirement, and postemployment benefit costs	(24.8)	(53.6)	(74.2)
Restructuring, impairment, and other exit costs (income)	(1.7)	39.1	29.8
Changes in current assets and liabilities	(126.7)	149.1	183.9
Other, net	(44.3)	2.4	70.2
Net cash provided by operating activities	1,729.9	1,751.2	1,843.5
Cash Flows - Investing Activities			
Purchases of land, buildings, and equipment	(522.0)	(460.2)	(360.0)
Acquisitions	0.6	(83.4)	(26.5)
Investments in affiliates, net	64.6	(100.5)	0.3
Proceeds from disposal of land, buildings, and equipment	25.9	13.8	11.3
Proceeds from disposal of product lines	—	13.5	—
Other, net	(11.5)	19.7	4.9
Net cash used by investing activities	(442.4)	(597.1)	(370.0)
Cash Flows - Financing Activities			
Change in notes payable	946.6	(280.4)	1,197.4
Issuance of long-term debt	1,450.0	2,650.0	—
Payment of long-term debt	(1,623.4)	(2,323.2)	(1,386.0)
Settlement of Lehman Brothers forward purchase contract	750.0	—	—
Repurchase of Series B-1 limited membership interests in GMC	(843.0)	—	—
Repurchase of General Mills Capital, Inc. preferred stock	(150.0)	—	—
Proceeds from sale of Class A limited membership interests in GMC	92.3	—	—
Common stock issued	191.4	317.4	157.1
Tax benefit on exercised options	55.7	73.1	—
Purchases of common stock for treasury	(1,432.4)	(1,320.7)	(884.8)
Dividends paid	(529.7)	(505.2)	(484.9)
Other, net	(0.5)	(9.1)	(3.1)
Net cash used by financing activities	(1,093.0)	(1,398.1)	(1,404.3)
Effect of exchange rate changes on cash and cash equivalents	49.4	13.7	4.9
Increase (decrease) in cash and cash equivalents	243.9	(230.3)	74.1
Cash and cash equivalents - beginning of year	417.1	647.4	573.3
Cash and cash equivalents - end of year	$ 661.0	$ 417.1	$ 647.4
Cash Flow from Changes in Current Assets and Liabilities			
Receivables	$ (94.1)	$ (24.2)	$ 8.9
Inventories	(165.1)	(116.0)	(5.6)
Prepaid expenses and other current assets	(65.9)	(44.9)	(35.7)
Accounts payable	125.1	87.8	(27.5)
Other current liabilities	73.3	246.4	243.8
Changes in current assets and liabilities	$ (126.7)	$ 149.1	$ 183.9

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

GENERAL MILLS, INC. AND SUBSIDIARIES

NOTE 1. BASIS OF PRESENTATION AND RECLASSIFICATIONS

Basis of Presentation Our Consolidated Financial Statements include the accounts of General Mills, Inc. and all subsidiaries in which we have a controlling financial interest. Intercompany transactions and accounts are eliminated in consolidation.

Our fiscal year ends on the last Sunday in May. Fiscal years 2008, 2007, and 2006 each consisted of 52 weeks. Financial results for our International segment, with the exception of Canada, its export operations, and its United States and Latin American headquarters are reported as of and for the 12 calendar months ended April 30.

Reclassifications During fiscal 2007, we made certain changes in our reporting of financial information. The effects of these reclassifications on our historical Consolidated Financial Statements are reflected herein and had no impact on our consolidated net earnings or earnings per share (EPS).

We made a change in accounting principle to classify shipping costs associated with the distribution of finished products to our customers as cost of sales. We previously recorded these costs in selling, general, and administrative (SG&A) expense. We made this change in principle because we believe the classification of these shipping costs in cost of sales better reflects the cost of producing and distributing our products and aligns our external financial reporting with the results we use internally to evaluate segment operating performance. The impact of this change in principle was an increase to cost of sales of $474.4 million in fiscal 2006, and a corresponding decrease to SG&A expense in the same period.

We shifted sales responsibility for several customers from our Bakeries and Foodservice segment to our U.S. Retail segment. Net sales and segment operating profit for these two segments have been adjusted to report the results from shifted businesses within the appropriate segment. The impact of this shift was a decrease in net sales of our Bakeries and Foodservice segment and an increase in net sales of our U.S. Retail segment of $55.0 million in fiscal 2006. The impact of this shift was a decrease of Bakeries and Foodservice segment operating profit and an increase of U.S. Retail segment operating profit of $22.1 million in fiscal 2006.

We also reclassified (i) certain trade-related costs and customer allowances as cost of sales or SG&A expense (previously recorded as reductions of net sales), (ii) certain liabilities, including trade and consumer promotion accruals, from accounts payable to other current liabilities, (iii) certain distributions from joint ventures as operating cash flows (previously reported as investing cash flows), (iv) royalties from a joint venture to after-tax earnings from joint ventures (previously recorded as a reduction of SG&A expense), (v) certain receivables, including accrued interest, derivatives, and other miscellaneous receivables that were historically included in receivables, to other current assets, and (vi) valuation allowances related to deferred income tax assets between current and noncurrent classification. These reclassifications were not material individually or in the aggregate. We have reclassified previously reported Consolidated Balance Sheets, Consolidated Statements of Earnings, and Consolidated Statements of Cash Flows to conform to the fiscal 2007 presentation.

In addition, certain reclassifications to our previously reported financial information have been made to conform to the current period presentation.

Change in Reporting Period In fiscal 2007, we changed the reporting period for our Häagen-Dazs joint ventures in Asia to include results through March 31. In previous years, we included results for the twelve months ended April 30. Accordingly, fiscal 2007 results include only 11 months of results from these joint ventures compared to 12 months in fiscal 2008 and fiscal 2006. The impact of this change was not material to our results of operations, thus we did not restate prior period financial statements for comparability.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents We consider all investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories All inventories in the United States other than grain and certain organic products are valued at the lower of cost, using the last-in, first-out (LIFO) method, or market. Grain inventories and all related cash contracts and derivatives are valued at market with all net changes in value recorded in earnings currently.

Inventories outside of the United States are valued at the lower of cost, using the first-in, first-out (FIFO) method, or market.

Shipping costs associated with the distribution of finished product to our customers are recorded as cost of sales and are recognized when the related finished product is shipped to and accepted by the customer.

Land, Buildings, Equipment, and Depreciation Land is recorded at historical cost. Buildings and equipment, including capitalized interest and internal engineering costs, are recorded at cost and depreciated over estimated useful lives, primarily using the straight-line method. Ordinary maintenance and repairs are charged to cost of sales. Buildings are usually depreciated over 40 to 50 years, and equipment, furniture, and software are usually depreciated over 3 to 15 years. Fully depreciated assets are retained in buildings and equipment until disposal. When an item is sold or retired, the accounts are relieved of its cost and related accumulated depreciation; the resulting gains and losses, if any, are recognized in earnings. As of May 25, 2008, assets held for sale were insignificant.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows from the operation and disposition of the asset group are less than the carrying amount of the asset group. Asset groups have identifiable cash flows and are largely independent of other asset groups. Measurement of an impairment loss would be based on the excess of the carrying amount of the asset group over its fair value. Fair value is measured using a discounted cash flow model or independent appraisals, as appropriate.

Goodwill and Other Intangible Assets Goodwill is not amortized, and is tested for impairment annually and whenever events or changes in circumstances indicate that impairment may have occurred. Impairment testing is performed for each of our reporting units. We compare the carrying value of a reporting unit, including goodwill, to the fair value of the unit. Carrying value is based on the assets and liabilities associated with the operations of that reporting unit, which often requires allocation of shared or corporate items among reporting units. If the carrying amount of a reporting unit exceeds its fair value, we revalue all assets and liabilities of the reporting unit, excluding goodwill, to determine if the fair value of the net assets is greater than the net assets including goodwill. If the fair value of the net assets is less than the net assets including goodwill, impairment has occurred. Our estimates of fair value are determined based on a discounted cash flow model. Growth rates for sales and profits are determined using inputs from our annual long-range planning process. We also make estimates of discount rates, perpetuity growth assumptions, market comparables, and other factors.

We evaluate the useful lives of our other intangible assets, primarily intangible assets associated with the *Pillsbury, Totino's, Progresso, Green Giant, Old El Paso, Häagen-Dazs,* and *Uncle Tobys* brands, to determine if they are finite or indefinite-lived. We determine useful lives by considering future effects of obsolescence, demand, competition, other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels), the level of required maintenance expenditures, and the expected lives of other related groups of assets.

Our indefinite-lived intangible assets, primarily brands, also are tested for impairment annually, and whenever events or changes in circumstances indicate that their carrying value may not be recoverable. We performed our fiscal 2008 assessment of our brand intangibles as of December 1, 2007. Our estimate of the fair value of the brands was based on a discounted cash flow model using inputs which included: projected revenues from our annual long-range plan; assumed royalty rates that could be payable if we did not own the brands; and a discount rate.

Investments in Joint Ventures Our investments in companies over which we have the ability to exercise significant influence are stated at cost plus our share of undistributed earnings or losses. We receive royalty income from certain joint ventures, incur various expenses (primarily research and development), and record the tax impact of certain joint venture operations that are structured as partnerships. In addition, we make advances to our joint ventures in the form of loans or capital investments. We also sell certain raw materials, semi-finished goods, and finished goods to the joint ventures, generally at market prices.

Variable Interest Entities As of May 25, 2008, we invested in 3 variable interest entities (VIEs). We have an interest in a contract manufacturer at our former facility in Geneva, Illinois. We are the primary beneficiary (PB) and have consolidated this entity as of May 25, 2008. This entity had property and equipment with a carrying value of $31.0 million and long-term debt of $31.8 million as of May 25, 2008. We also have an interest in a contract manufacturer in Greece that is a VIE. Although we are the PB, we have not consolidated this entity because it is not material to our results of operations, financial condition, or liquidity as of and for the year ended May 25, 2008. This entity had assets of $4.2 million and liabilities of $0.9 million as of May 25, 2008. We are not the PB of the remaining VIE. Our maximum exposure to loss from the three VIEs is limited to the $31.8 million of long-term debt of the contract manufacturer in Geneva, Illinois and our $1.1 million equity investment in the VIE of which we are not the PB.

Revenue Recognition We recognize sales revenue when the shipment is accepted by our customer. Sales include shipping and handling charges billed to the customer and are reported net of consumer coupon redemption, trade promotion and other costs, including estimated allowances for returns, unsalable product, and prompt pay discounts. Sales, use, value-added, and other excise taxes are not recognized in revenue. Coupons are recorded when distributed, based on estimated redemption rates. Trade promotions are recorded based on estimated participation and performance levels for offered programs at the time of sale. We generally do not allow a right of return. However, on a limited case-by-case basis with prior approval, we may allow customers to return product. In limited circumstances, product returned in saleable condition is resold to other customers or outlets. Receivables from customers generally do not bear interest. Terms and collection patterns vary around the world and by channel. The allowance for doubtful accounts represents our estimate of probable non-payments and credit losses in our existing receivables, as determined based on a review of past due balances and other specific account data. Account balances are written off against the allowance when we deem the amount is uncollectible.

Environmental Environmental costs relating to existing conditions caused by past operations that do not contribute to current or future revenues are expensed. Reserves for liabilities for anticipated remediation costs are recorded on an undiscounted basis when they are probable and reasonably estimable, generally no later than the completion of feasibility studies or our commitment to a plan of action.

Advertising Production Costs We expense the production costs of advertising the first time that the advertising takes place.

Research and Development All expenditures for research and development (R&D) are charged against earnings in the year incurred. R&D includes expenditures for new product and manufacturing process innovation, and the annual expenditures are comprised primarily of internal salaries, wages, consulting, and other supplies attributable to time spent on R&D activities. Other costs include depreciation and maintenance of research facilities, including assets at facilities that are engaged in pilot plant activities.

Foreign Currency Translation For all significant foreign operations, the functional currency is the local currency. Assets and liabilities of these operations are translated at the period-end exchange rates. Income statement accounts are translated using the average exchange rates prevailing during the year. Translation adjustments are reflected within accumulated other comprehensive income (loss) in stockholders' equity. Gains and losses from foreign currency transactions are included in net earnings for the period except for gains and losses on investments in subsidiaries for which settlement is not planned for the foreseeable future and foreign exchange gains and losses on instruments designated as net investment hedges. These gains and losses are recorded in accumulated other comprehensive income (loss).

Derivative Instruments Application of hedge accounting under Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended (SFAS 133), requires significant resources, recordkeeping, and analytical systems. As a result of the rising compliance costs and the complexity associated with the application of hedge accounting, we elected to discontinue the use of hedge accounting for all commodity derivative positions entered into after the beginning of fiscal 2008. Accordingly, the changes in the values of these derivatives are recorded currently in cost of sales in our Consolidated Statements of Earnings.

Regardless of designation for accounting purposes, we believe all our commodity derivatives are economic hedges of our risk exposures, and as a result we consider these derivatives to be hedges for purposes of measuring segment operating performance. Thus, these gains and losses are reported in unallocated corporate items outside of segment operating results until such time that the exposure we are hedging affects earnings. At that time we reclassify the hedge gain or loss from unallocated corporate items to segment operating profit, allowing our operating segments to realize the economic effects of the hedge without experiencing any resulting mark-to-market volatility, which remains in unallocated corporate items.

We also use derivatives to hedge our exposure to changes in foreign exchange rates and interest rates. All derivatives are recognized on the Consolidated Balance Sheets at fair value based on quoted market prices or management's estimate of their fair value and are recorded in either current or noncurrent assets or liabilities based on their maturity. Changes in the fair values of derivatives are recorded in net earnings or other comprehensive income, based on whether the instrument is designated as a hedge transaction and, if so, the type of hedge transaction. Gains or losses on derivative instruments reported in accumulated other comprehensive income (loss) are reclassified to earnings in the period the hedged item affects earnings. If the underlying hedged transaction ceases to exist, any associated amounts reported in accumulated other comprehensive income (loss) are reclassified to earnings at that time. Any ineffectiveness is recognized in earnings in the current period.

Stock-Based Compensation Effective May 29, 2006, we adopted SFAS No. 123 (Revised), "Share-Based Payment" (SFAS 123R), which changed the accounting for compensation expense associated with stock options, restricted stock awards, and other forms of equity compensation. We elected the modified prospective transition method as permitted by SFAS 123R; accordingly, results from prior periods have not been restated. Under this method, stock-based compensation expense for fiscal 2007 was $127.1 million, which included amortization related to the remaining unvested portion of all equity compensation awards granted prior to May 29, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), and amortization related to all equity compensation awards granted on or subsequent to May 29, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. The incremental effect on net earnings in fiscal 2007 of our adoption of SFAS 123R was $68.8 million of expense ($42.9 million after-tax). All of our stock compensation expense is recorded in SG&A expense in the Consolidated Statements of Earnings and in unallocated corporate items in our segment results.

SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as previously required, thereby reducing net operating cash flows and increasing net financing cash flows in periods following adoption.

Certain equity-based compensation plans contain provisions that accelerate vesting of awards upon retirement, disability, or death of eligible employees and directors. SFAS 123R specifies that a stock-based award is vested when the employee's retention of the award is no longer contingent on providing subsequent service. Accordingly, beginning in fiscal 2007, we prospectively revised our expense attribution method so that the related compensation cost is recognized immediately for awards granted to retirement-eligible individuals or over the period from the grant date to the date retirement eligibility is achieved, if less than the stated vesting period. For fiscal 2006, we generally recognized stock compensation expense over the stated vesting period of the award, with any unamortized expense recognized immediately if an acceleration event occurred.

Prior to May 29, 2006, we used the intrinsic value method for measuring the cost of compensation paid in our common stock. No compensation expense for stock options was recognized in our Consolidated Statements of Earnings prior to fiscal 2007, as the exercise price was equal to the market price of our stock at the date of grant. Expense attributable to other types of share-based awards was recognized in our results under SFAS 123.

The following table illustrates the pro forma effect on net earnings and EPS for fiscal 2006 if we had applied the fair value recognition provisions of SFAS 123 to all employee stock-based compensation, net of estimated forfeitures:

In Millions, Except per Share Data	
Net earnings, as reported	$1,090.3
Add: After-tax stock-based employee compensation expense included in reported net earnings	28.5
Deduct: After-tax stock-based employee compensation expense determined under fair value requirements of SFAS 123	(48.1)
Pro forma net earnings	$1,070.7
Earnings per share:	
Basic - as reported	$ 3.05
Basic - pro forma	$ 2.99
Diluted - as reported	$ 2.90
Diluted - pro forma	$ 2.84

Defined Benefit Pension, Other Postretirement, and Postemployment Benefit Plans We sponsor several domestic and foreign defined benefit plans to provide pension, health care, and other welfare benefits to retired employees. Under certain circumstances, we also provide accruable benefits to former or inactive employees in the United States and Canada and members of our board of directors, including severance and certain other benefits payable upon death. We recognize an obligation for any of these benefits that vest or accumulate with service. Postemployment benefits that do not vest or accumulate with service (such as severance based solely on annual pay rather than years of service) are charged to expense when incurred. Our postemployment benefit plans are unfunded.

We recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability and recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income (loss), which is a component of stockholders' equity.

Use of Estimates Preparing our Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from our estimates.

Other New Accounting Standards In fiscal 2008, we adopted Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 provides interpretive guidance on the process and diversity in practice of quantifying financial statement misstatements resulting in the potential carryover of improper amounts on the balance sheet. The SEC believes that registrants should quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. The adoption of SAB 108 did not have a material impact on our results of operations or financial condition.

Also in fiscal 2008, we adopted SFAS No. 155, "Hybrid Instruments" (SFAS 155). SFAS 155 amends SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 155 is effective for all financial instruments acquired or issued after May 27, 2007. The adoption of SFAS 155 did not have any impact on our results of operations or financial condition.

In September 2006, the Financial Accounting Standards Board (FASB) ratified the consensus of Emerging Issues Task Force Issue No. 06-5, "Accounting for Purchases of Life Insurance-Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4" (EITF 06-5). EITF 06-5 requires that a policyholder consider any additional amounts included in the contractual terms of the policy in determining the amount that could be realized under the insurance contract on a policy by policy basis. We adopted EITF 06-5 in fiscal 2008, and it did not have any impact on our results of operations or financial condition.

In June 2006, the FASB ratified the consensus of Emerging Issues Task Force Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)" (EITF 06-3). EITF 06-3 concluded that the presentation of taxes imposed on revenue-producing transactions (sales, use, value added, and excise taxes) on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy that should be disclosed. We adopted EITF 06-3 in fiscal 2007, and it did not have any impact on our results of operations or financial condition.

In fiscal 2007, we adopted SFAS No. 151, "Inventory Costs - An Amendment of ARB No. 43, Chapter 4" (SFAS 151). SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The adoption of SFAS 151 did not have any impact on our results of operations or financial condition.

In fiscal 2006, we adopted SFAS No. 153, "Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29" (SFAS 153). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. The adoption of SFAS 153 did not have any impact on our results of operations or financial condition.

In March 2005, the FASB issued FASB Interpretation No. (FIN) 47, "Accounting for Conditional Asset Retirement Obligations" (FIN 47). FIN 47 requires that liabilities be recognized for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event if the amount can be reasonably estimated. We adopted FIN 47 in fiscal 2006, and it did not have a material impact on our results of operations or financial condition.

NOTE 3. ACQUISITIONS AND DIVESTITURES

Subsequent to our fiscal 2008 year-end, we acquired Humm Foods, Inc. (Humm), the maker of *Lärabar* fruit-and-nut energy bars. We issued 0.9 million shares of our common stock to the shareholders of Humm as consideration for the acquisition.

During fiscal 2008, the 8th Continent soymilk business was sold. Our 50 percent share of the after-tax gain on the sale was $2.2 million, of which we recognized $1.7 million in after-tax earnings from joint ventures in fiscal 2008. We will record an additional after-tax gain of up to $0.5 million in the first quarter of fiscal 2010 if certain conditions are satisfied. Also during fiscal 2008, we acquired a controlling interest in HD Distributors (Thailand) Company Limited. Prior to acquiring the controlling interest, we accounted for our investment as a joint venture. The purchase price, net of cash acquired, resulted in a $1.3 million cash inflow classified in acquisitions on the Consolidated Statements of Cash Flows.

During fiscal 2007, we sold our Bakeries and Foodservice frozen pie product line, including a plant in Rochester, New York. We received $1.2 million in proceeds and recorded a $3.6 million loss on the sale. We also sold our Bakeries and Foodservice par-baked bread product line, including plants in Chelsea, Massachusetts and Tempe, Arizona. We received $12.5 million in proceeds and recorded a $6.0 million loss on the sale in fiscal 2007, including the write off of $6.2 million of goodwill.

During fiscal 2007, we completed the acquisition of Saxby Bros. Limited, a chilled pastry company in the United Kingdom, for approximately $24.1 million. This business, which had sales of $23.8 million in calendar 2006, complements our existing frozen pastry business in the United Kingdom. In addition, we completed an acquisition in Greece for $2.8 million.

During fiscal 2007, our 50 percent joint venture Cereal Partners Worldwide (CPW) completed the acquisition of the Uncle Tobys cereal business in Australia for $385.6 million. We funded our 50 percent share of the purchase price by making additional advances to and equity contributions in CPW totaling $135.1 million (classified as investments in affiliates, net, on the Consolidated Statements of Cash Flows) and by acquiring a 50 percent undivided interest in certain intellectual property for $57.7 million (classified as acquisitions on the Consolidated Statements of Cash Flows). During fiscal 2008, we completed the allocation of our purchase price and reclassified $16.3 million from goodwill to other intangible assets on our Consolidated Balance Sheets.

During fiscal 2006, we acquired Elysées Consult SAS, the franchise operator of a *Häagen-Dazs* shop in France, and Croissant King, a producer of frozen pastry products in Australia. We also acquired a controlling financial interest in Pinedale Holdings Pte. Limited, an operator of *Häagen-Dazs* cafes in Singapore and Malaysia. The aggregate purchase price of our fiscal 2006 acquisitions was $26.5 million.

NOTE 4. RESTRUCTURING, IMPAIRMENT, AND OTHER EXIT COSTS

We view our restructuring activities as a way to meet our long-term growth targets. Activities we undertake must meet internal rate of return and net present value targets. Each restructuring action normally takes one to two years to complete. At completion (or as each major stage is completed in the case of multi-year programs), the project begins to deliver cash savings and/or reduced depreciation. These activities result in various restructuring costs, including asset write offs, exit charges including severance, contract termination fees, and decommissioning and other costs.

In fiscal 2008, we recorded restructuring, impairment, and other exit costs pursuant to approved plans as follows:

Expense (Income), in Millions	
Closure of Poplar, Wisconsin plant	$ 2.7
Closure and sale of Allentown, Pennsylvania frozen waffle plant	9.4
Closure of leased Trenton, Ontario frozen dough plant	10.9
Restructuring of production scheduling and discontinuation of cake product line at Chanhassen, Minnesota plant	1.6
Gain on sale of previously closed Vallejo, California plant	(7.1)
Charges associated with restructuring actions previously announced	3.5
Total	$21.0

We approved a plan to transfer *Old El Paso* production from our Poplar, Wisconsin facility to other plants and close the Poplar facility to improve capacity utilization and reduce costs. This action affects 113 employees at the Poplar facility and resulted in a charge of $2.7 million consisting entirely of employee severance. Due to declining financial results, we decided to exit our frozen waffle product line (retail and foodservice) and to close our frozen waffle plant in Allentown, Pennsylvania, affecting 111 employees. We recorded a charge consisting of $3.5 million of employee severance and a $5.9 million non-cash impairment charge against long-lived assets at the plant. We also completed an analysis of the viability of our Bakeries and Foodservice frozen dough facility in Trenton, Ontario, and decided to close the facility, affecting 470 employees. We recorded a charge consisting of $8.4 million for employee severance and $2.5 million in charges for shutdown and decommissioning costs. We lease the Trenton plant under an agreement expiring in fiscal 2013. We expect to make limited use of the plant during fiscal 2009 while we evaluate sublease or lease termination options. These actions, including the anticipated timing of the disposition of the plants we will close, are expected to be completed by the end of the third quarter of fiscal 2009. We also restructured our production scheduling and discontinued our cake production line at our Chanhassen, Minnesota Bakeries and Foodservice plant. These actions affected 125 employees, and we recorded a $3.0 million charge for employee severance that was partially offset by a $1.4 million gain from the sale of long-lived assets during the fourth quarter of fiscal 2008. This action is expected to be completed by the end of the first quarter of fiscal 2009. Finally, we recorded additional charges of $3.5 million primarily related to previously announced Bakeries and Foodservice segment restructuring actions including employee severance for 38 employees.

Collectively, the charges we expect to incur with respect to these fiscal 2008 restructuring actions total $65 million, of which $43.3 million has been recognized in fiscal 2008. This includes a $17.7 million non-cash charge related to accelerated depreciation on long-lived assets at our plant in Trenton, Ontario and $0.8 million of inventory write offs at our plants in Chanhassen, Minnesota and Allentown, Pennsylvania. The accelerated depreciation charge is recorded in cost of sales in our Consolidated Statements of Earnings and in unallocated corporate items in our segment results.

During fiscal 2008, we received $16.2 million in proceeds from the sale of our Allentown, Pennsylvania plant and our previously closed Vallejo, California plant.

In fiscal 2007, we recorded restructuring, impairment, and other exit costs pursuant to approved plans as follows:

Expense (Income), in Millions	
Non-cash impairment charge for certain Bakeries and Foodservice product lines	$36.7
Gain from our previously closed plant in San Adrian, Spain	(7.3)
Loss from divestitures of our par-baked bread and frozen pie product lines	9.6
Charges associated with restructuring actions previously announced	0.3
Total	$39.3

As part of our long-range planning process, we determined that certain product lines in our Bakeries and Foodservice segment were underperforming. In late May 2007, we concluded that the future cash flows generated by these product lines will be insufficient to recover the net book value of the related long-lived assets. Accordingly, we recorded a non-cash impairment charge of $36.7 million against these assets in the fourth quarter of fiscal 2007.

In fiscal 2006, we recorded restructuring, impairment, and other exit costs pursuant to approved plans as follows:

Expense, in Millions	
Closure of our Swedesboro, New Jersey plant	$12.9
Closure of a production line at our Montreal, Quebec plant	6.3
Restructuring actions at our Allentown, Pennsylvania plant	3.5
Asset impairment charge at our Rochester, New York plant	3.2
Charges associated with restructuring actions previously announced	3.9
Total	$29.8

The fiscal 2006 initiatives were undertaken to increase asset utilization and reduce manufacturing costs. The actions included decisions to: close our leased frozen dough foodservice plant in Swedesboro, New Jersey, affecting 101 employees; shut down a portion of our frozen dough foodservice plant in Montreal, Quebec, affecting 77 employees; realign and modify product and manufacturing capabilities at our frozen waffle plant in Allentown, Pennsylvania, affecting 72 employees; and complete the fiscal 2005 initiative to relocate our frozen baked goods line from our plant in Chelsea, Massachusetts, affecting 175 employees.

The roll forward of our restructuring and other exit cost reserves, included in other current liabilities, is as follows:

In Millions	Severance	Other Exit Costs	Total
Reserve balance as of May 29, 2005	$ 8.9	$ 8.9	$ 17.8
2006 charges	6.9	2.7	9.6
Utilized in 2006	(7.7)	(5.0)	(12.7)
Reserve balance as of May 28, 2006	8.1	6.6	14.7
2007 charges	—	(0.9)	(0.9)
Utilized in 2007	(4.7)	(4.8)	(9.5)
Reserve balance as of May 27, 2007	3.4	0.9	4.3
2008 charges	20.9	—	20.9
Utilized in 2008	(16.7)	(0.6)	(17.3)
Reserve balance as of May 25, 2008	$ 7.6	$ 0.3	$ 7.9

NOTE 5. INVESTMENTS IN JOINT VENTURES

We have a 50 percent equity interest in CPW, which manufactures and markets ready-to-eat cereal products in more than 130 countries and republics outside the United States and Canada. CPW also markets cereal bars in several European countries and manufactures private label cereals for customers in the United Kingdom. We have guaranteed a portion of CPW's debt and its pension obligation in the United Kingdom. Results from our CPW joint venture are reported as of and for the 12 months ended March 31.

We have 50 percent equity interests in Häagen-Dazs Japan, Inc. and Häagen-Dazs Korea Company Limited. These joint ventures manufacture, distribute, and market *Häagen-Dazs* ice cream products and frozen novelties. In fiscal 2007, we changed their reporting period to include results through March 31. In previous years, we included results for the twelve months ended April 30. Accordingly, fiscal 2007 results include only 11 months of results from these joint ventures compared to 12 months in fiscal 2008 and fiscal 2006. The impact of this change was not material to our consolidated results of operations, so we did not restate prior periods for comparability.

During the third quarter of fiscal 2008, the 8th Continent soymilk business was sold. Our 50 percent share of the after-tax gain on the sale was $2.2 million, of which we recognized $1.7 million in after-tax earnings from joint ventures in fiscal 2008. We will record an additional after-tax gain of up to $0.5 million in the first quarter of fiscal 2010 if certain conditions are satisfied.

In February 2006, CPW announced a restructuring of its manufacturing plants in the United Kingdom. Our after-tax share of CPW restructuring, impairment, and other exit costs pursuant to approved plans during fiscal 2008 and prior years was as follows:

	Fiscal Year		
Expense (Income), in Millions	2008	2007	2006
Gain on sale of property	$(15.9)	$ —	$ —
Accelerated depreciation charges and severance associated with previously announced restructuring actions	4.5	8.2	8.0
Other charges resulting from fiscal 2008 restructuring actions	3.2	—	—
Total	$ (8.2)	$8.2	$8.0

During the first quarter of fiscal 2007, CPW acquired the Uncle Tobys cereal business in Australia for $385.6 million. We funded advances and an equity contribution to CPW from cash generated from our international operations, including our international joint ventures.

Our cumulative investment in these joint ventures was $278.6 million at the end of fiscal 2008 and $294.6 million at the end of fiscal 2007. We also have goodwill of $577.0 million associated with our joint ventures. Our investments in these joint ventures include aggregate advances of $124.4 million as of May 25, 2008 and $157.1 million as of May 27, 2007. Our sales to these joint ventures were $12.8 million in fiscal 2008, $31.8 million in fiscal 2007, and $34.8 million in fiscal 2006. We had a net return of capital from the joint ventures of $75.2 million in fiscal 2008 and made net investments of $103.4 million in fiscal 2007 and $7.0 million in fiscal 2006. We received dividends from the joint ventures of $108.7 million in fiscal 2008, $45.2 million in fiscal 2007, and $77.4 million in fiscal 2006.

Summary combined financial information for the joint ventures on a 100 percent basis follows:

In Millions	Fiscal Year 2008	2007	2006
Net sales	$2,404.2	$2,016.3	$1,795.2
Gross margin	1,008.4	835.4	770.3
Earnings before income taxes	231.7	167.3	157.4
Earnings after income taxes	190.4	132.0	120.9

In Millions	May 25, 2008	May 27, 2007
Current assets	$1,021.5	$ 815.3
Noncurrent assets	1,002.0	898.1
Current liabilities	1,592.6	1,227.8
Noncurrent liabilities	75.9	81.7

NOTE 6. GOODWILL AND OTHER INTANGIBLE ASSETS

The components of goodwill and other intangible assets are as follows:

In Millions	May 25, 2008	May 27, 2007
Goodwill	$ 6,786.1	$ 6,835.4
Other intangible assets:		
Intangible assets not subject to amortization:		
Brands	3,745.6	3,681.9
Intangible assets subject to amortization:		
Patents, trademarks, and other finite-lived intangibles	44.0	19.2
Less accumulated amortization	(12.4)	(7.1)
Total intangible assets subject to amortization	31.6	12.1
Total other intangible assets	3,777.2	3,694.0
Total goodwill and other intangible assets	$10,563.3	$10,529.4

The changes in the carrying amount of goodwill for fiscal 2006, 2007, and 2008 are as follows:

In Millions	U.S. Retail	International	Bakeries and Foodservice	Joint Ventures	Total
Balance as of May 29, 2005	$5,001.8	$152.2	$1,201.1	$329.2	$6,684.3
Acquisitions	—	15.3	—	—	15.3
Deferred tax adjustment related to Pillsbury acquisition	(41.8)	—	—	—	(41.8)
Other activity, primarily foreign currency translation	—	(29.9)	—	24.1	(5.8)
Balance as of May 28, 2006	4,960.0	137.6	1,201.1	353.3	6,652.0
Reclassification for customer shift	216.0	—	(216.0)	—	—
Acquisitions	—	23.4	—	15.0	38.4
Deferred tax adjustment resulting from tax audit settlement	13.1	0.2	3.6	1.1	18.0
Divestitures	—	—	(6.9)	—	(6.9)
Other activity, primarily foreign currency translation	13.8	(19.0)	—	139.1	133.9
Balance as of May 27, 2007	5,202.9	142.2	981.8	508.5	6,835.4
Finalization of purchase accounting	—	(0.3)	—	(16.3)	(16.6)
Adoption of FIN 48	(110.9)	(10.6)	(30.4)	—	(151.9)
Other activity, primarily foreign currency translation	15.0	15.1	4.3	84.8	119.2
Balance as of May 25, 2008	$5,107.0	$146.4	$ 955.7	$577.0	$6,786.1

During fiscal 2007 as part of our annual goodwill and brand intangible impairment assessments, we reviewed our goodwill and other intangible asset allocations by country within the International segment and our joint ventures. The resulting reallocation of these balances across the countries within this segment and to our joint ventures caused changes in the foreign currency translation of the balances. As a result of these changes in foreign currency translation, we increased goodwill by $136.2 million, other intangible assets by $18.1 million, deferred income taxes by $9.2 million, and accumulated other comprehensive income (loss) by the net of these amounts.

At the beginning of fiscal 2007, we shifted selling responsibility for several customers from our Bakeries and Foodservice segment to our U.S. Retail segment. Goodwill of $216.0 million previously reported in our Bakeries and Foodservice segment as of May 28, 2006 has now been recorded in the U.S. Retail segment.

Future purchase price adjustments to goodwill may occur upon the resolution of certain income tax accounting matters.

The changes in the carrying amount of other intangible assets for fiscal 2006, 2007, and 2008 are as follows:

In Millions	U.S. Retail	International	Joint Ventures	Total
Balance as of May 29, 2005	$3,178.5	$341.2	$12.4	$3,532.1
Other activity, primarily foreign currency translation	(3.0)	79.0	(1.0)	75.0
Balance as of May 28, 2006	3,175.5	420.2	11.4	3,607.1
Other intangibles acquired	—	1.3	44.5	45.8
Other activity, primarily foreign currency translation	(0.3)	39.4	2.0	41.1
Balance as of May 27, 2007	3,175.2	460.9	57.9	3,694.0
Finalization of purchase accounting	—	15.6	16.3	31.9
Other activity, primarily foreign currency translation	—	42.3	9.0	51.3
Balance as of May 25, 2008	$3,175.2	$518.8	$83.2	$3,777.2

NOTE 7. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT ACTIVITIES

Financial Instruments The carrying values of cash and cash equivalents, receivables, accounts payable, other current liabilities, derivative instruments, and notes payable approximate fair value. Marketable securities are carried at fair value. As of May 25, 2008 and May 27, 2007, a comparison of cost and market values of our marketable debt and equity securities is as follows:

	Cost		Market Value		Gross Gains		Gross Losses	
	Fiscal Year		Fiscal Year		Fiscal Year		Fiscal Year	
In Millions	2008	2007	2008	2007	2008	2007	2008	2007
Available for sale:								
Debt securities	$20.5	$17.6	$20.7	$17.9	$0.2	$0.3	$—	$—
Equity securities	6.1	4.5	14.0	10.4	7.9	5.8	—	—
Total	$26.6	$22.1	$34.7	$28.3	$8.1	$6.1	$—	$—

Earnings include insignificant realized gains from sales of available-for-sale marketable securities. Gains and losses are determined by specific identification. Classification of marketable securities as current or noncurrent is dependent upon management's intended holding period, the security's maturity date, or both. The aggregate unrealized gains and losses on available-for-sale securities, net of tax effects, are classified in accumulated other comprehensive income (loss) within stockholders' equity. Scheduled maturities of our marketable securities are as follows:

	Available for Sale	
In Millions	Cost	Market Value
Under 1 year (current)	$13.0	$13.3
From 1 to 3 years	0.3	0.3
From 4 to 7 years	1.6	1.5
Over 7 years	5.6	5.6
Equity securities	6.1	14.0
Total	$26.6	$34.7

Marketable securities with a market value of $12.6 million as of May 25, 2008 were pledged as collateral for certain derivative contracts.

The fair values and carrying amounts of long-term debt, including the current portion, were $4,926.3 million and $4,790.7 million as of May 25, 2008, and $4,977.8 million and $4,951.7 million as of May 27, 2007. The fair value of long-term debt was estimated using discounted cash flows based on our current incremental borrowing rates for similar types of instruments.

Risk Management Activities As a part of our ongoing operations, we are exposed to market risks such as changes in interest rates, foreign currency exchange rates, and commodity prices. To manage these risks, we may enter into various derivative transactions (e.g., futures, options, and swaps) pursuant to our established policies.

Interest Rate Risk We are exposed to interest rate volatility with regard to future issuances of fixed-rate debt, and existing and future issuances of floating-rate debt. Primary exposures include U.S. Treasury rates, London Interbank Offered Rates (LIBOR), and commercial paper rates in the United States and Europe. We use interest rate swaps and forward-starting interest rate swaps to hedge our exposure to interest rate changes, to reduce the volatility of our financing costs, and to achieve a desired proportion of fixed-rate versus floating-rate debt, based on current and projected market conditions. Generally under these swaps, we agree with a counterparty to exchange the difference between fixed-rate and floating-rate interest amounts based on an agreed notional principal amount.

Floating Interest Rate Exposures - Except as discussed below, floating-to-fixed interest rate swaps are accounted for as cash flow hedges, as are all hedges of forecasted issuances of debt. Effectiveness is assessed based on either the perfectly effective hypothetical derivative method or changes in the present value of interest payments on the underlying debt. Amounts deferred to accumulated other comprehensive income (loss) are reclassified into earnings over the life of the associated debt. The amount of hedge ineffectiveness was less than $1 million in each of fiscal 2008, 2007, and 2006.

Fixed Interest Rate Exposures - Fixed-to-floating interest rate swaps are accounted for as fair value hedges with effectiveness assessed based on changes in the fair value of the underlying debt, using incremental borrowing rates currently available on loans with similar terms and maturities. Effective gains and losses on these derivatives and the underlying hedged items are recorded as net interest. The amount of hedge ineffectiveness was less than $1 million in each of fiscal 2008, 2007, and 2006.

In anticipation of the Pillsbury acquisition and other financing needs, we entered into pay-fixed interest rate swap contracts during fiscal 2001 and 2002 totaling $7.1 billion to lock in our interest payments on the associated debt. As of May 25, 2008, we still owned $1.75 billion of Pillsbury-related pay-fixed swaps that were previously neutralized with offsetting pay-floating swaps in fiscal 2002.

In advance of a planned debt financing in fiscal 2007, we entered into $700.0 million pay-fixed, forward-starting interest rate swaps with an average fixed rate of 5.7 percent. All of these forward-starting interest rate swaps were cash settled for $22.5 million coincident with our $1.0 billion 10-year fixed-rate note debt offering on January 17, 2007. As of May 25, 2008, $19.4 million pre-tax loss remained in accumulated other comprehensive income (loss), which will be reclassified to earnings over the term of the underlying debt.

The following table summarizes the notional amounts and weighted-average interest rates of our interest rate swaps. As discussed above, we have neutralized all of our Pillsbury-related pay-fixed swaps with pay-floating swaps; however, we cannot present them on a net basis in the following table because the offsetting occurred with different counterparties. Average floating rates are based on rates as of the end of the reporting period.

In Millions	May 25, 2008	May 27, 2007
Pay-floating swaps - notional amount	$1,879.5	$1,914.5
Average receive rate	5.8%	5.8%
Average pay rate	2.5%	5.3%
Pay-fixed swaps - notional amount	$2,250.0	$1,762.3
Average receive rate	2.6%	5.3%
Average pay rate	6.4%	7.3%

The swap contracts mature at various dates from 2009 to 2016 as follows:

	Fiscal Year Maturity Date	
In Millions	Pay Floating	Pay Fixed
2009	$ 20.2	$ —
2010	18.9	500.0
2011	17.6	—
2012	1,753.3	1,000.0
2013	14.6	750.0
Beyond 2013	54.9	—
Total	$1,879.5	$2,250.0

Foreign Exchange Risk Foreign currency fluctuations affect our net investments in foreign subsidiaries and foreign currency cash flows related primarily to third-party purchases, intercompany loans, and product shipments. We are also exposed to the translation of foreign currency earnings to the U.S. dollar. Our principal exposures are to the Australian dollar, British pound sterling, Canadian dollar, Chinese renminbi, euro, Japanese yen and Mexican peso. We primarily use foreign currency forward contracts to selectively hedge our foreign currency cash flow exposures. We generally do not hedge more than 12 months forward. The amount of hedge ineffectiveness was $1 million or less in each of fiscal 2008, 2007, and 2006. We also have many net investments in foreign subsidiaries that are denominated in euros. We hedge a portion of these net investments by issuing euro-denominated commercial paper and foreign exchange forward contracts. As of May 25, 2008, we have issued $472.9 million of euro-denominated commercial paper and foreign exchange forward contracts that we have designated as a net investment hedge and thus deferred net foreign currency transaction losses of $69.6 million to accumulated other comprehensive income (loss).

Commodity Price Risk Many commodities we use in the production and distribution of our products are exposed to market price risks. We use derivatives to hedge price risk for our principal raw materials and energy input costs including grains (wheat, oats, and corn), oils (principally soybean), non-fat dry milk, natural gas, and diesel fuel. We also operate a grain merchandising operation, primarily for wheat and oats. This operation uses futures and options to hedge its net inventory position to minimize market exposure. We manage our exposures through a combination of purchase orders, long-term contracts with suppliers, exchange-traded futures and options, and over-the-counter options and swaps. We offset our exposures based on current and projected market conditions, and generally seek to acquire the inputs at as close to our planned cost as possible. As discussed in Note 2, beginning in fiscal 2008 we do not document our commodity derivatives as accounting hedges and accordingly we record all volatility in unallocated corporate items until we take delivery of the underlying input, when we then transfer the gain or loss on the hedge to segment operating profit. Pursuant to this policy, unallocated corporate items for fiscal 2008 included:

In Millions	
Mark-to-market net gains on commodity derivative positions, primarily from agricultural derivatives	$115.3
Net realized gains on hedge positions reclassified to segment operating profit, primarily agricultural derivatives	(55.7)
Net gain recognized in unallocated corporate items	$ 59.6

As of May 25, 2008, the net notional value of commodity derivatives was $784.8 million, of which $524.8 million relates to agricultural positions and $260.0 million relates to energy positions. These hedges relate to inputs that generally will be utilized within the next 12 months.

Amounts Recorded in Accumulated Other Comprehensive Income (Loss) Unrealized losses from interest rate cash flow hedges recorded in accumulated other comprehensive income (loss) as of May 25, 2008, totaled $39.2 million after tax. These deferred losses are primarily related to interest rate swaps we entered into in contemplation of future borrowings and other financing requirements and are being reclassified into net interest over the lives of the hedged forecasted transactions. As of May 25, 2008, we had no amounts from commodity derivatives recorded in accumulated other comprehensive income (loss). Unrealized losses from foreign currency cash flow hedges recorded in accumulated other comprehensive income (loss) as of May 25, 2008, were less than $1.0 million after-tax. The net amount of pre-tax gains and losses in accumulated other comprehensive income (loss) as of May 25, 2008, that is expected to be reclassified into net earnings within the next 12 months is $16.1 million of expense.

Concentrations of Credit Risk We enter into interest rate, foreign exchange, and certain commodity and equity derivatives, primarily with a diversified group of highly rated counterparties. We continually monitor our positions and the credit ratings of the counterparties involved and, by policy, limit the amount of credit exposure to any one party. These transactions may expose us to potential losses due to the credit risk of nonperformance by these counterparties; however, we have not incurred a material loss and do not anticipate incurring any such material losses. We also enter into commodity futures transactions through various regulated exchanges.

During fiscal 2008, Wal-Mart Stores, Inc. and its affiliates (Wal-Mart), accounted for 19 percent of our consolidated net sales and 27 percent of our sales in the U.S. Retail segment. No other customer accounted for 10 percent or more of our consolidated net sales. Wal-Mart also represented 5 percent of our sales in the International segment and 5 percent of our sales in the Bakeries and Foodservice segment. As of May 25, 2008, Wal-Mart accounted for 23 percent of our U.S. Retail receivables, 4 percent of our International receivables, and 2 percent of our Bakeries and Foodservice receivables. The five largest customers in our U.S. Retail segment accounted for 57 percent of its fiscal 2008 net sales, the five largest customers in our International segment accounted for 26 percent of its fiscal 2008 net sales, and the five largest customers in our Bakeries and Foodservice segment accounted for 39 percent of its fiscal 2008 net sales.

NOTE 8. DEBT

Notes Payable The components of notes payable and their respective weighted-average interest rates at the end of the periods were as follows:

	May 25, 2008		May 27, 2007	
In Millions	Notes Payable	Weighted-Average Interest Rate	Notes Payable	Weighted-Average Interest Rate
U.S. commercial paper	$ 687.5	2.9%	$ 476.9	5.4%
Euro commercial paper	1,386.3	3.4	639.0	5.4
Financial institutions	135.0	9.6	138.5	9.8
Total notes payable	$2,208.8	3.6%	$1,254.4	5.8%

To ensure availability of funds, we maintain bank credit lines sufficient to cover our outstanding short-term borrowings. Our commercial paper borrowings are supported by $3.0 billion of fee-paid committed credit lines and $403.8 million in uncommitted lines. As of May 25, 2008, there were no amounts outstanding on the fee-paid committed credit lines and $133.8 million was drawn on the uncommitted lines, all by our international operations. Our committed lines consist of a $1.9 billion credit facility expiring in October 2012 and a $1.1 billion credit facility expiring in October 2010.

On October 9, 2007, we entered into a new five-year credit agreement with an initial aggregate revolving commitment of $1.9 billion which is scheduled to expire in October 2012. Concurrent with the execution of the new credit agreement, we terminated our five-year credit agreement dated January 20, 2004, which provided $750.0 million of revolving credit and was scheduled to expire in January 2009, and our amended and restated credit agreement dated October 17, 2006, which provided $1.1 billion of revolving credit and was scheduled to expire in October 2007. We then terminated our credit agreement dated August 3, 2007, which provided an aggregate revolving commitment of $750.0 million and was scheduled to expire on December 6, 2007.

Long-Term Debt On April 11, 2007, we issued $1.15 billion aggregate principal amount of floating-rate convertible senior notes. On April 11, 2008, the holders of those notes put $1.14 billion of the aggregate principal amount to us for repurchase. We issued commercial paper to fund the repurchase.

On March 17, 2008, we sold $750.0 million of 5.2 percent fixed-rate notes due March 17, 2015 and on August 29, 2007, we sold $700.0 million of 5.65 percent fixed-rate notes due September 10, 2012. The proceeds of the notes were used to repay outstanding commercial paper. Interest on the notes is payable semi-annually in arrears. The notes may be redeemed at our option at any time for a specified make-whole amount. The notes are senior unsecured, unsubordinated obligations and contain a change of control provision, as defined in the instruments governing the notes.

On April 25, 2007, we redeemed or converted all of our zero coupon convertible debentures due 2022 for a redemption price equal to the accreted value of the debentures, which was $734.45 per $1,000 principal amount of the debentures at maturity. The redemption price was settled in cash. For the debentures that were converted, we delivered cash equal to the accreted value of the debentures, including $23.3 million of accreted original issue discount, and issued 284,000 shares of our common stock worth $17.0 million to settle the conversion value in excess of the accreted value. This premium was recorded as a reduction to stockholders' equity, net of the applicable tax benefit. There was no gain or loss associated with the redemption or conversions. We used proceeds from the issuance of commercial paper to fund the redemption and conversions of the debentures.

In January 24, 2007, we issued $1.0 billion of 5.7 percent fixed-rate notes due February 15, 2017 and $500.0 million of floating-rate notes due January 22, 2010. The proceeds of these notes were used to retire $1.5 billion of fixed-rate notes that matured in February 2007. The floating-rate notes bear interest equal to three-month LIBOR plus 0.13 percent, subject to quarterly reset. Interest on the floating-rate notes is payable quarterly in arrears. The floating-rate notes cannot be called by us prior to maturity. Interest on the fixed-rate notes is payable semi-annually in arrears. The fixed-rate notes may be called by us at any time for cash equal to the greater of the principal amounts of the notes and a specified make-whole amount, plus, in each case, accrued and unpaid interest. The notes are senior unsecured, unsubordinated obligations. We had previously entered into $700.0 million of pay-fixed, forward-starting interest rate swaps with an average fixed rate of 5.7 percent in anticipation of the fixed-rate note offering.

Our credit facilities and certain of our long-term debt agreements contain restrictive covenants. As of May 25, 2008, we were in compliance with all of these covenants.

As of May 25, 2008, the $61.7 million pre-tax loss recorded in accumulated other comprehensive income (loss) associated with our previously designated interest rate swaps will be reclassified to net interest over the remaining lives of the hedged transactions. The amount expected to be reclassified from accumulated other comprehensive income (loss) to net interest in fiscal 2009 is $16.1 million pre-tax.

A summary of our long-term debt is as follows:

In Millions	May 25, 2008	May 27, 2007
6% notes due February 15, 2012	$1,240.3	$ 1,240.3
5.7% notes due February 15, 2017	1,000.0	1,000.0
5.2% notes due March 17, 2015	750.0	—
5.65% notes due September 10, 2012	700.0	—
Floating-rate notes due January 22, 2010	500.0	500.0
Medium-term notes, 4.8% to 9.1%, due 2008 to 2078[a]	327.3	327.3
Zero coupon notes, yield 11.1%[b]	150.6	134.8
Debt of contract manufacturer consolidated under FIN 46R	31.8	36.8
Floating-rate convertible senior notes due April 11, 2037	9.5	1,150.0
3.875% notes due November 30, 2007	—	336.3
3.901% notes due November 30, 2007	—	135.0
8.2% ESOP loan guaranty, due June 30, 2007	—	1.4
Other, including capital leases	81.2	89.8
	4,790.7	4,951.7
Less amount due within one year	(442.0)	(1,734.0)
Total long-term debt	$4,348.7	$ 3,217.7

(a) $100.0 million of our medium-term notes may mature in fiscal 2009 based on the put rights of the note holders.

(b) We are redeeming these notes on August 15, 2008. The final payment on that date will be $154.3 million.

We guaranteed the debt of our Employee Stock Ownership Plan. Therefore, the guaranteed debt was reflected on our Consolidated Balance Sheets as long-term debt, with a related offset in additional paid-in capital in stockholders' equity. The debt underlying the guarantee was repaid on June 30, 2007.

Principal payments due on long-term debt in the next five years based on stated contractual maturities, our intent to redeem, or put rights of certain note holders are $442.0 million in fiscal 2009, $508.7 million in fiscal 2010, $9.0 million in fiscal 2011, $1,249.5 million in fiscal 2012, and $815.0 million in fiscal 2013.

NOTE 9. MINORITY INTERESTS

In April 2002, we contributed assets with an aggregate fair market value of $4.2 billion to our subsidiary GMC. The contributed assets consist primarily of manufacturing assets and intellectual property associated with the production and retail sale of Big G cereals, *Progresso* soups, and *Old El Paso* products in the United States. In exchange for the contribution of these assets, GMC issued its managing membership interest and its limited preferred membership interests to certain of our wholly owned subsidiaries. We continue to hold the managing membership interest, and therefore direct the operations of GMC. Other than the right to consent to certain actions, holders of the limited preferred membership interests do not participate in the management of GMC.

In May 2002, we sold 150,000 Class A Limited Membership Interests (Class A Interests) in GMC to an unrelated third-party investor for $150.0 million. In June 2007, we sold an additional 88,851 Class A Interests to the same unrelated third-party investor for $92.3 million. As of May 25, 2008, the carrying value of all outstanding Class A Interests on our Consolidated Balance Sheets was $242.3 million.

In October 2004, we sold 835,000 Series B-1 Limited Membership Interests (Series B-1 Interests) in GMC to a different unrelated third-party investor for $835.0 million. In August 2007, General Mills Sales, Inc., our wholly owned subsidiary, purchased for a net amount of $843.0 million all of the outstanding Series B-1 Interests as part of a required remarketing of those interests. The purchase price reflected the Series B-1 Interests' original capital account balance of $835.0 million and $8.0 million of capital account appreciation attributable and paid to the third party holder of the Series B-1 Interests. The capital appreciation paid to the third party holder of the Series B-1 Interests was recorded as a reduction to retained earnings, a component of stockholders' equity, on the Consolidated Balance Sheets, and reduced net earnings available to common stockholders in our basic and diluted EPS calculations.

We currently hold all interests in GMC other than the Class A Interests. The terms of the Class A Interests are described in the Fifth Amended and Restated Limited Liability Company Agreement of GMC (the LLC Agreement).

The holder of the Class A Interests receives quarterly preferred distributions from available net income based on the application of a floating preferred return rate, currently equal to the sum of three-month LIBOR plus 65 basis points, to the holder's capital account balance established in the most recent mark-to-market valuation (currently $248.1 million). The LLC Agreement requires that the preferred return rate of the Class A Interests be adjusted every five years through a negotiated agreement between the Class A Interest holder and GMC, or through a remarketing auction. The next remarketing is scheduled to occur in June 2012 and thereafter in five year intervals. Upon a failed remarketing, the preferred return rate over three-month LIBOR will be increased by 75 basis points until the next remarketing, which will occur in 3 month intervals until a successful remarketing occurs or the managing member purchases the Class A Interests. The managing member may at any time elect to purchase all of the Class A Interests for an amount equal to the holder's capital account balance (as adjusted in a mark-to-market valuation), plus any accrued but unpaid preferred returns and the prescribed make-whole amount.

Holders of the Class A Interests may initiate a liquidation of GMC under certain circumstances, including, without limitation, the bankruptcy of GMC or its subsidiaries, GMC's failure to deliver the preferred distributions on the Class A Interests, GMC's failure to comply with portfolio requirements, breaches of certain covenants, lowering of our senior debt rating below either Baa3 by Moody's Investors Service or BBB- by Standard & Poor's, and a failed attempt to remarket the Class A Interests as a result of GMC's failure to assist in such remarketing. In the event of a liquidation of GMC, each member of GMC will receive the amount of its then current capital account balance. The managing member may avoid liquidation by exercising its option to purchase the Class A Interests.

For financial reporting purposes, the assets, liabilities, results of operations, and cash flows of GMC are included in our Consolidated Financial Statements. The return to the third party investor is reflected in net interest in the Consolidated Statements of Earnings. The third party investor's interests in GMC are classified as minority interests on our Consolidated Balance Sheets. As discussed above, we may exercise our option to purchase the Class A Interests for consideration equal to the then current capital account value, plus any unpaid preferred return and the prescribed make-whole amount. If we purchase these interests, any change in the unrelated third party investor's capital account from its original value will be charged directly to retained earnings and will increase or decrease the net earnings used to calculate EPS in that period.

Our minority interests contain restrictive covenants. As of May 25, 2008, we were in compliance with all of these covenants.

General Mills Capital, Inc. was formed in July 2002 for the purpose of purchasing and collecting our receivables and previously sold $150.0 million of its Series A preferred stock to an unrelated third-party investor. In June 2007, we redeemed all of the Series A preferred stock. We used commercial paper borrowings and proceeds from the sale of the additional Class A Interests in GMC to fund the redemption. There was no gain or loss associated with this transaction.

NOTE 10. STOCKHOLDERS' EQUITY

Cumulative preference stock of 5.0 million shares, without par value, is authorized but unissued.

On December 10, 2007, our Board of Directors approved the retirement of 125.0 million shares of common stock in treasury effective December 10, 2007. This action reduced common stock by $12.5 million, reduced additional paid-in capital by $5,068.3 million, and reduced common stock in treasury by $5,080.8 million on our Consolidated Balance Sheets.

In fiscal 2007, our Board of Directors approved an authorization to repurchase up to 75 million shares of our common stock. This replaced a prior authorization, which permitted us to repurchase shares up to a treasury share balance of 170 million. Purchases under the new authorization can be made in the open market or in privately negotiated transactions, including the use of call options and other derivative instruments, Rule 10b5-1 trading plans, and accelerated repurchase programs. The authorization has no pre-established termination date. During fiscal 2008, we repurchased 23.9 million shares for an aggregate purchase price of $1.4 billion, of which $0.1 million settled after the end of our fiscal year. During fiscal 2007, we repurchased 25.3 million shares for an aggregate purchase price of $1.4 billion, of which $64.4 million settled after the end of our fiscal year. In fiscal 2006, we repurchased 18.8 million shares of common stock for an aggregate purchase price of $892.4 million. A total of 39.8 million shares were held in treasury as of May 25, 2008.

In October 2004, Lehman Brothers Holdings Inc. (Lehman Brothers) issued $750.0 million of notes, which were mandatorily exchangeable for shares of our common stock. In connection with the issuance of those notes, an affiliate of Lehman Brothers entered into a forward purchase contract with us, under which we were obligated to deliver to such affiliate between 14.0 million and 17.0 million shares of our common stock, subject to adjustment under certain circumstances. We delivered 14.3 million shares in October 2007, in exchange for $750.0 million in cash from Lehman Brothers. We used the cash to reduce outstanding commercial paper balances.

The forward purchase contract was considered an equity instrument. The $42.6 million fee we paid for the forward purchase contract was recorded as a reduction to stockholders' equity in fiscal 2005.

The following table provides details of other comprehensive income:

In Millions	Pretax	Tax	Net
Fiscal 2006:			
Foreign currency translation	$ 72.9	$ —	$ 72.9
Minimum pension liability	37.7	(13.7)	24.0
Other fair value changes:			
Securities	2.3	(0.8)	1.5
Hedge derivatives	(14.5)	5.4	(9.1)
Reclassification to earnings:			
Hedge derivatives	44.1	(16.1)	28.0
Other comprehensive income	$142.5	$(25.2)	$117.3
Fiscal 2007:			
Foreign currency translation	$193.8	$ —	$193.8
Minimum pension liability	(33.5)	12.7	(20.8)
Other fair value changes:			
Securities	2.0	(0.7)	1.3
Hedge derivatives	11.4	(4.9)	6.5
Reclassification to earnings:			
Hedge derivatives	22.8	(8.3)	14.5
Other comprehensive income	$196.5	$ (1.2)	$195.3
Fiscal 2008:			
Foreign currency translation	$246.3	$ —	$246.3
Minimum pension liability	61.4	(22.0)	39.4
Other fair value changes:			
Securities	1.5	(0.6)	0.9
Hedge derivatives	59.6	(21.3)	38.3
Reclassification to earnings:			
Hedge derivatives	(64.5)	23.5	(41.0)
Amortization of losses and prior service costs	20.6	(8.1)	12.5
Other comprehensive income	$324.9	$(28.5)	$296.4

Except for reclassifications to earnings, changes in other comprehensive income are primarily non-cash items.

Accumulated other comprehensive income (loss) balances, net of tax effects, were as follows:

In Millions	May 25, 2008	May 27, 2007
Foreign currency translation adjustments	$ 648.4	$ 402.1
Unrealized gain (loss) from:		
Securities	4.8	3.9
Hedge derivatives	(39.2)	(36.5)
Pension, other postretirement, and postemployment benefits:		
Net actuarial loss	(400.4)	(448.5)
Prior service costs	(36.9)	(40.7)
Accumulated other comprehensive income (loss)	$ 176.7	$(119.7)

NOTE 11. STOCK PLANS

We use broad-based stock plans to help ensure that management's interests are aligned with those of our stockholders. As of May 25, 2008, a total of 10,310,361 shares were available for grant in the form of stock options, restricted shares, restricted stock units, and shares of common stock under the 2007 Stock Compensation Plan (2007 Plan) and the 2006 Compensation Plan for Non-Employee Directors (2006 Director Plan). On September 24, 2007, our stockholders approved the 2007 Plan, replacing the 2005 Stock Compensation Plan (2005 Plan). Restricted shares and restricted stock units may also be granted under our Executive Incentive Plan (EIP) through September 25, 2010. Stock-based awards now outstanding include some granted under the 1993, 1995, 1996, 1998 (senior management), 1998 (employee), 2001, 2003, and 2005 stock plans, under which no further awards may be granted. The stock plans provide for full vesting of options, restricted shares, and restricted stock units upon completion of specified service periods or in certain circumstances, following a change of control. As of May 25, 2008, a total of 5,150,669 restricted shares and restricted stock units were outstanding under all plans.

Stock Options The estimated weighted-average fair values of stock options granted and the assumptions used for the Black-Scholes option-pricing model were as follows:

	Fiscal Year		
	2008	2007	2006
Estimated fair values of stock options granted	$10.55	$10.74	$8.04
Assumptions:			
Risk-free interest rate	5.1%	5.3%	4.3%
Expected term	8.5 years	8.0 years	7.0 years
Expected volatility	15.6%	19.7%	20.0%
Dividend yield	2.7%	2.8%	2.9%

The valuation of stock options is a significant accounting estimate which requires us to use judgments and assumptions that are likely to have a material impact on our financial statements. Annually, we make predictive assumptions regarding future stock price volatility, employee exercise behavior, and dividend yield.

We estimate our future stock price volatility using the historical volatility over the expected term of the option, excluding time periods of volatility we believe a marketplace participant would exclude in estimating our stock price volatility. For the fiscal 2008 grants, we have excluded historical volatility for fiscal 2002 and prior, primarily because volatility driven by the acquisition of Pillsbury does not reflect what we believe to be expected future volatility. We also have considered, but did not use, implied volatility in our estimate, because trading activity in options on our stock, especially those with tenors of greater than six months, is insufficient to provide a reliable measure of expected volatility.

Our expected term represents the period of time that options granted are expected to be outstanding based on historical data to estimate option exercise and employee termination within the valuation model. Separate groups of employees have similar historical exercise behavior and therefore were aggregated into a single pool for valuation purposes. The weighted-average expected term for all employee groups is presented in the table above. Our valuation model assumes that dividends and our share price increase in line with earnings, resulting in a constant dividend yield. The risk-free interest rate for periods during the expected term of the options is based on the U.S. Treasury zero-coupon yield curve in effect at the time of grant.

Any corporate income tax benefit realized upon exercise or vesting of an award in excess of that previously recognized in earnings (referred to as a "windfall tax benefit") is presented in the Consolidated Statements of Cash Flows as a financing (rather than an operating) cash flow.

Realized windfall tax benefits are credited to additional paid-in capital within the Consolidated Balance Sheets. Realized shortfall tax benefits (amounts which are less than that previously recognized in earnings) are first offset against the cumulative balance of windfall tax benefits, if any, and then charged directly to income tax expense, potentially resulting in volatility in our consolidated effective income tax rate. We calculated a cumulative memo balance of windfall tax benefits from post-1995 fiscal years for the purpose of accounting for future shortfall tax benefits.

Options may be priced at 100 percent or more of the fair market value on the date of grant, and generally vest four years after the date of grant. Options generally expire within 10 years and one month after the date of grant. Under the 2006 Director Plan, through fiscal 2008 each nonemployee director received upon election and re-election to the Board of Directors options to purchase 10,000 shares of common stock that generally vest one year, and expire within 10 years, after the date of grant. The stock options granted to directors will generally vest one year, and expire within 10 years, after the grant date. Beginning in fiscal 2009, each director will receive stock options valued at $90,000 upon their appointment and each re-election.

Information on stock option activity follows:

	Options Exercisable (Thousands)	Weighted-Average Exercise Price per Share	Options Outstanding (Thousands)	Weighted-Average Exercise Price per Share
Balance as of May 29, 2005	36,506.1	$36.08	64,259.4	$40.68
Granted[a]			135.8	46.56
Exercised			(5,572.5)	32.99
Forfeited or expired			(619.6)	45.67
Balance as of May 28, 2006	42,071.9	39.93	58,203.1	41.45
Granted			5,284.9	51.34
Exercised			(9,382.2)	37.41
Forfeited or expired			(332.6)	46.11
Balance as of May 27, 2007	39,505.9	41.16	53,773.2	43.09
Granted			5,499.4	58.76
Exercised			(6,135.1)	37.50
Forfeited or expired			(116.3)	50.42
Balance as of May 25, 2008	38,194.6	$42.46	53,021.2	$45.35

(a) In fiscal 2005, we changed the timing of our annual stock option grant from December to June. As a result, we did not make an annual stock option grant during fiscal 2006.

Stock-based compensation expense related to stock option awards was $52.8 million in fiscal 2008 and $54.0 million in fiscal 2007.

Net cash proceeds from the exercise of stock options less shares used for withholding taxes and the intrinsic value of options exercised were as follows:

In Millions	Fiscal Year 2008	2007	2006
Net cash proceeds	$192.0	$307.0	$163.2
Intrinsic value of options exercised	134.4	177.3	95.7

Restricted Stock and Restricted Stock Units Stock and units settled in stock subject to a restricted period and a purchase price, if any (as determined by the Compensation Committee of the Board of Directors), may be granted to key employees under the 2007 Plan. Restricted shares and restricted stock units, up to 50 percent of the value of an individual's cash incentive award, may also be granted through the EIP. Certain restricted stock and restricted stock unit awards require the employee to deposit personally owned shares (on a one-for-one basis) with us during the restricted period. Restricted stock and restricted stock units generally vest and become unrestricted four years after the date of grant. Participants are entitled to cash dividends on such awarded shares and units, but the sale or transfer of these shares and units is restricted during the vesting period. Participants holding restricted stock, but not restricted stock units, are entitled to vote on matters submitted to holders of common stock for a vote. Under the 2006 Director Plan, through fiscal 2008 each nonemployee director received 1,000 restricted stock units each time he or she was elected to the board. These units generally vest one year after the date of grant. Beginning in fiscal 2009, each director will receive $90,000 in restricted stock units upon their appointment and each re-election based on the closing stock price of our common stock on the date of the grant.

Information on restricted stock unit activity follows:

	Units (Thousands)	Weighted-Average Grant-Date Fair Value
Non-vested as of May 27, 2007	4,785.9	$48.74
Granted	1,952.2	58.62
Vested	(1,397.9)	46.92
Forfeited or expired	(189.5)	53.19
Non-vested as of May 25, 2008	5,150.7	$52.81

	Fiscal Year		
	2008	2007	2006
Number of units granted (thousands)[(a)]	1,952.2	1,771.2	629.9
Weighted average price per unit	$ 58.62	$ 51.71	$49.75

(a) In fiscal 2005, we changed the timing of our annual restricted stock unit grant from December to June.

The total grant-date fair value of restricted stock unit awards that vested during fiscal 2008 was $65.6 million. The total grant-date fair value of restricted stock unit awards that vested during fiscal 2007 was $22.7 million.

As of May 25, 2008, unrecognized compensation costs related to non-vested stock options and restricted stock units was $172.9 million. This cost will be recognized as a reduction of earnings over 22 months, on average.

Stock-based compensation expense related to restricted stock awards was $80.4 million for fiscal 2008, $73.1 million for fiscal 2007, and $44.6 million for fiscal 2006.

NOTE 12. EARNINGS PER SHARE

Basic and diluted EPS were calculated using the following:

	Fiscal Year		
In Millions, Except Per Share Data	2008	2007	2006
Net earnings - as reported	$1,294.7	$1,143.9	$1,090.3
Capital appreciation paid on Series B-1 interests in GMC[(a)]	(8.0)	—	—
Interest on zero coupon contingently convertible debentures, after tax[(b)]	—	—	8.6
Net earnings for diluted EPS calculation	$1,286.7	$1,143.9	$1,098.9
Average number of common shares - basic EPS	333.0	346.5	357.7
Incremental share effect from:			
Stock options[(c)]	10.6	10.7	6.1
Restricted stock, restricted stock units, and other[(c)]	2.8	2.0	2.1
Forward purchase contract[(d)]	0.5	1.0	—
Zero coupon contingently convertible debentures[(b)]	—	—	12.9
Average number of common shares - diluted EPS	346.9	360.2	378.8
EPS - Basic	$ 3.86	$ 3.30	$ 3.05
EPS - Diluted	$ 3.71	$ 3.18	$ 2.90

(a) See Note 9.

(b) Shares from contingently convertible debentures are reflected using the if-converted method. On December 12, 2005, we completed a consent solicitation and entered into a supplemental indenture related to our zero coupon convertible debentures. We also made an irrevocable election: (i) to satisfy all future obligations to repurchase debentures solely in cash and (ii) to satisfy all future conversions of debentures (a) solely in cash up to an amount equal to the accreted value of the debentures and (b) at our discretion, in cash, stock, or a combination of cash and stock to the extent the conversion value of the debentures exceeds the accreted value. As a result of these actions, no shares of common stock underlying the debentures were considered outstanding after December 12, 2005, for purposes of calculating our diluted EPS. All outstanding debentures were redeemed or converted as of April 25, 2007.

(c) Incremental shares from stock options, restricted stock, and restricted stock units are computed by the treasury stock method. Stock options and restricted stock units excluded from our computation of diluted EPS because they were not dilutive were as follows:

	Fiscal Year		
In Millions	2008	2007	2006
Anti-dilutive stock options and restricted stock units	4.7	6.0	8.1

(d) On October 15, 2007, we settled a forward purchase contract with Lehman Brothers by issuing 14.3 million shares of common stock.

NOTE 13. RETIREMENT AND POSTEMPLOYMENT BENEFITS

Defined Benefit Pension Plans We have defined benefit pension plans covering most domestic, Canadian, and United Kingdom employees. Benefits for salaried employees are based on length of service and final average compensation. Benefits for hourly employees include various monthly amounts for each year of credited service. Our funding policy is consistent with the requirements of applicable laws. We made $14.2 million of voluntary contributions to these plans in fiscal 2008. Our principal domestic retirement plan covering salaried employees has a provision that any excess pension assets would vest in plan participants if the plan is terminated within five years of a change in control.

Other Postretirement Benefit Plans We sponsor plans that provide health-care benefits to the majority of our domestic and Canadian retirees. The salaried health care benefit plan is contributory, with retiree contributions based on years of service. We fund related trusts for certain employees and retirees on an annual basis. We did not make voluntary contributions to these plans in fiscal 2008. Assumed health care cost trend rates are as follows:

	Fiscal Year	
	2008	2007
Health care cost trend rate for next year	9.25% and 10.25%	10.0% and 11.0%
Rate to which the cost trend rate is assumed to decline (ultimate rate)	5.2%	5.2%
Year that the rate reaches the ultimate trend rate	2016	2014/2015

We review our health care cost trend rates annually. Our review is based on data we collect about our health care claims experience and information provided by our actuaries. This information includes recent plan experience, plan design, overall industry experience and projections, and assumptions used by other similar organizations. Our initial health care cost trend rate is adjusted as necessary to remain consistent with this review, recent experiences, and short term expectations. Our current health care cost trend rate assumption is 10.25 percent for retirees age 65 and over and 9.25 percent for retirees under age 65. These rates are graded down annually until the ultimate trend rate of 5.2 percent is reached in 2016 for all retirees. The trend rates are applicable for calculations only if the retirees' benefits increase as a result of health care inflation. The ultimate trend rate is adjusted annually, as necessary, to approximate the current economic view on the rate of long-term inflation plus an appropriate health care cost premium. Assumed trend rates for health care costs have an important effect on the amounts reported for the other postretirement benefit plans.

A one percentage point change in the health care cost trend rate would have the following effects:

In Millions	One Percentage Point Increase	One Percentage Point Decrease
Effect on the aggregate of the service and interest cost components in fiscal 2009	$ 7.6	$ (6.6)
Effect on the other postretirement accumulated benefit obligation as of May 25, 2008	84.2	(74.3)

We use our fiscal year end as the measurement date for all our defined benefit pension and other postretirement benefit plans.

Postemployment Benefit Plans Under certain circumstances we also provide accruable benefits to former or inactive employees in the United States, Canada, and Mexico and members of our board of directors, including severance and certain other benefits payable upon death. We recognize an obligation for any of these benefits that vest or accumulate with service. Postemployment benefits that do not vest or accumulate with service (such as severance based solely on annual pay rather than years of service) are charged to expense when incurred. Our postemployment benefit plans are unfunded.

Summarized financial information about defined benefit pension, other postretirement, and postemployment benefits plans is presented below:

In Millions	Defined Benefit Pension Plans Fiscal Year 2008	2007	Other Postretirement Benefit Plans Fiscal Year 2008	2007	Postemployment Benefit Plans Fiscal Year 2008	2007
Change in Plan Assets:						
Fair value at beginning of year	$4,097.8	$3,620.3	$ 391.0	$ 329.1		
Actual return on assets	181.1	625.9	1.9	54.8		
Employer contributions	14.2	10.6	—	50.0		
Plan participant contributions	3.6	2.8	10.4	9.8		
Divestitures/acquisitions	—	2.4	—	—		
Benefit payments	(168.0)	(164.2)	(53.7)	(52.7)		
Fair value at end of year	$4,128.7	$4,097.8	$ 349.6	$ 391.0		
Change in Projected Benefit Obligation:						
Benefit obligation at beginning of year	$3,257.5	$2,916.4	$ 980.9	$ 950.1	$ 95.7	$ 92.6
Service cost	80.1	73.1	16.4	16.3	5.4	4.8
Interest cost	196.7	185.6	58.8	58.3	3.7	3.9
Plan amendment	1.9	0.2	—	—	—	—
Curtailment/other	(0.6)	(0.4)	(0.3)	—	2.3	11.1
Plan participant contributions	3.6	2.8	10.4	9.8	—	—
Medicare Part D reimbursements	—	—	4.6	5.4	—	—
Actuarial loss (gain)	(147.1)	244.0	(100.8)	(4.7)	11.6	(0.1)
Benefits payments	(168.0)	(164.2)	(58.7)	(54.3)	(14.1)	(16.6)
Projected benefit obligation at end of year	$3,224.1	$3,257.5	$ 911.3	$ 980.9	$ 104.6	$ 95.7
Plan assets in excess of (less than) benefit obligation as of fiscal year end	$ 904.6	$ 840.3	$(561.7)	$(589.9)	$(104.6)	$(95.7)

The accumulated benefit obligation for all defined benefit plans was $2,914.8 million as of May 25, 2008 and $3,006.6 million as of May 27, 2007. Amounts recognized in accumulated other comprehensive income (loss) are as follows:

In Millions	Defined Benefit Pension Plans Fiscal Year 2008	2007	Other Postretirement Benefit Plans Fiscal Year 2008	2007	Postemployment Benefit Plans Fiscal Year 2008	2007	Total Fiscal Year 2008	2007
Net actuarial loss	$(276.8)	$(280.9)	$(115.6)	$(166.3)	$ (8.0)	$ (1.3)	$(400.4)	$(448.5)
Prior service (costs) credits	(34.7)	(38.5)	6.9	7.7	(9.1)	(9.9)	(36.9)	(40.7)
Amounts recorded in accumulated other comprehensive income (loss)	$(311.5)	$(319.4)	$(108.7)	$(158.6)	$(17.1)	$(11.2)	$(437.3)	$(489.2)

Plans with accumulated benefit obligations in excess of plan assets are as follows:

In Millions	Defined Benefit Pension Plans		Other Postretirement Benefit Plans		Postemployment Benefit Plans	
	Fiscal Year		Fiscal Year		Fiscal Year	
	2008	2007	2008	2007	2008	2007
Projected benefit obligation	$219.2	$182.4	$ —	$ —	$ —	$ —
Accumulated benefit obligation	185.0	162.7	911.3	980.9	104.6	95.7
Plan assets at fair value	18.9	6.0	349.6	391.0	—	—

Components of net periodic benefit (income) costs are as follows:

In Millions	Defined Benefit Pension Plans			Other Postretirement Benefit Plans			Postemployment Benefit Plans		
	Fiscal Year			Fiscal Year			Fiscal Year		
	2008	2007	2006	2008	2007	2006	2008	2007	2006
Service cost	$ 80.1	$ 73.1	$ 76.0	$ 16.4	$ 16.3	$ 18.1	$ 5.4	$ 4.8	$ 2.6
Interest cost	196.7	185.6	167.1	58.8	58.3	50.0	3.7	3.9	1.5
Expected return on plan assets	(360.6)	(335.2)	(323.0)	(30.3)	(27.2)	(24.0)	—	—	—
Amortization of losses(gains)	22.7	12.5	37.2	15.3	15.6	18.9	(0.2)	(0.2)	(0.1)
Amortization of prior service costs (credits)	7.5	7.8	5.3	(1.4)	(1.6)	(1.5)	2.2	2.2	—
Other adjustments	—	0.2	(0.3)	—	—	1.9	2.3	19.9	—
Settlement or curtailment losses	0.3	0.2	—	—	—	—	—	—	—
Net (income) expense	$ (53.3)	$ (55.8)	$ (37.7)	$ 58.8	$ 61.4	$ 63.4	$13.4	$30.6	$ 4.0

We expect to recognize the following amounts in net periodic benefit (income) costs in fiscal 2009:

In Millions	Defined Benefit Pension Plans	Other Postretirement Benefit Plans	Postemployment Benefit Plans
Amortization of losses	$7.5	$ 7.3	$1.0
Amortization of prior service costs (credits)	7.4	(1.4)	2.2

Assumptions Weighted-average assumptions used to determine fiscal year end benefit obligations are as follows:

	Defined Benefit Pension Plans		Other Postretirement Benefit Plans		Postemployment Benefit Plans	
	Fiscal Year		Fiscal Year		Fiscal Year	
	2008	2007	2008	2007	2008	2007
Discount rate	6.88%	6.18%	6.90%	6.15%	6.64%	6.05%
Rate of salary increases	4.93	4.39	—	—	4.93	4.40

Weighted-average assumptions used to determine fiscal year net periodic benefit (income) costs are as follows:

	Defined Benefit Pension Plans			Other Postretirement Benefit Plans			Postemployment Benefit Plans		
	Fiscal Year			Fiscal Year			Fiscal Year		
	2008	2007	2006	2008	2007	2006	2008	2007	2006
Discount rate	6.18%	6.45%	5.55%	6.15%	6.50%	5.50%	6.05%	6.44%	5.55%
Rate of salary increases	4.39	4.40	4.40	—	—	—	4.40	—	—
Expected long-term rate of return on plan assets	9.43	9.40	9.60	9.31	9.30	9.60	—	—	—

Our discount rate assumptions are determined annually as of the last day of our fiscal year for all of the defined benefit pension, other postretirement, and postemployment benefit obligations. Those same discount rates also are used to determine defined benefit pension, other postretirement, and postemployment benefit income and expense for the following fiscal year. We work with our actuaries to determine the timing and amount of expected future cash outflows to plan participants and, using top quartile AA-rated corporate bond yields, to develop a forward interest rate curve, including a margin to that index based on our credit risk. This forward interest rate curve is applied to our expected future cash outflows to determine our discount rate assumptions.

Our expected rate of return on plan assets is determined by our asset allocation, our historical long-term investment performance, our estimate of future long-term returns by asset class (using input from our actuaries, investment services, and investment managers), and long-term inflation assumptions. We review this assumption annually for each plan, however, our annual investment performance for one particular year does not, by itself, significantly influence our evaluation.

Weighted-average asset allocations for the past two fiscal years for our defined benefit pension and other postretirement benefit plans are as follows:

	Defined Benefit Pension Plans		Other Postretirement Benefit Plans	
	Fiscal Year		Fiscal Year	
	2008	2007	2008	2007
Asset category:				
United States equities	29.1%	28.6%	32.6%	33.6%
International equities	22.9	23.5	19.1	18.3
Private equities	12.2	10.9	8.9	7.7
Fixed income	24.2	25.7	29.3	30.8
Real assets	11.6	11.3	10.1	9.6
Total	100.0%	100.0%	100.0%	100.0%

The investment objective for our domestic defined benefit pension and other postretirement benefit plans is to secure the benefit obligations to participants at a reasonable cost to us. Our goal is to optimize the long-term return on plan assets at a moderate level of risk. The defined benefit pension and other postretirement benefit plan portfolios are broadly diversified across asset classes. Within asset classes, the portfolios are further diversified across investment styles and investment organizations. For the defined benefit pension and other postretirement benefit plans, the long-term investment policy allocations are: 30 percent to United States equities; 20 percent to international equities; 10 percent to private equities; 30 percent to fixed income; and 10 percent to real assets (real estate, energy, and timber). The actual allocations to these asset classes may vary tactically around the long-term policy allocations based on relative market valuations.

Contributions and Future Benefit Payments We expect to make contributions of $28.1 million to our defined benefit, other postretirement, and postemployment benefits plans in fiscal 2009. Actual 2009 contributions could exceed our current projections, as influenced by our decision to undertake discretionary funding of our benefit trusts versus other competing investment priorities and future changes in government requirements. Estimated benefit payments, which reflect expected future service, as appropriate, are expected to be paid from fiscal 2009-2018 as follows:

In Millions	Defined Benefit Pension Plans	Other Postretirement Benefit Plans Gross Payments	Medicare Subsidy Receipts	Postemployment Benefit Plans
2009	$ 176.3	$ 56.0	$ (6.1)	$ 16.6
2010	182.5	59.9	(6.7)	17.5
2011	189.8	63.3	(7.3)	18.1
2012	197.5	67.0	(8.0)	18.8
2013	206.6	71.7	(8.7)	19.4
2014 - 2018	1,187.3	406.8	(55.3)	106.3

Defined Contribution Plans The General Mills Savings Plan is a defined contribution plan that covers salaried and nonunion employees. It had net assets of $2,309.9 million as of May 25, 2008 and $2,303.0 million as of May 27, 2007. This plan is a 401(k) savings plan that includes a number of investment funds and an Employee Stock Ownership Plan (ESOP). We sponsor another savings plan for certain hourly employees with net assets of $16.0 million as of May 25, 2008. Our total recognized expense related to defined contribution plans was $61.9 million in fiscal 2008, $48.3 million in fiscal 2007, and $45.5 million in fiscal 2006.

The ESOP originally purchased our common stock principally with funds borrowed from third parties and guaranteed by us. The ESOP shares are included in net shares outstanding for the purposes of calculating EPS. The ESOP's third-party debt was repaid on June 30, 2007. The ESOP's only assets are our common stock and temporary cash balances. The ESOP's share of the total defined contribution expense was $52.3 million in fiscal 2008, $40.1 million in fiscal 2007, and $37.6 million in fiscal 2006. The ESOP's expense was calculated by the "shares allocated" method.

The ESOP used our common stock to convey benefits to employees and, through increased stock ownership, to further align employee interests with those of stockholders. We matched a percentage of employee contributions to the General Mills Savings Plan with a base match plus a variable year end match that depended on annual results. Employees received our match in the form of common stock.

Our cash contribution to the ESOP was calculated so as to pay off enough debt to release sufficient shares to make our match. The ESOP used our cash contributions to the plan, plus the dividends received on the ESOP's leveraged shares, to make principal and interest payments on the ESOP's debt. As loan payments were made, shares became unencumbered by debt and were committed to be allocated. The ESOP allocated shares to individual employee accounts on the basis of the match of employee payroll savings (contributions), plus reinvested dividends received on previously allocated shares. The ESOP incurred net interest of less than $1.0 million in each of fiscal 2007 and 2006. The ESOP used dividends of $2.5 million in fiscal 2007 and $3.9 million in 2006, along with our contributions of less than $1.0 million in each of fiscal 2007 and 2006 to make interest and principal payments.

The number of shares of our common stock allocated to participants in the ESOP was 5.2 million as of May 25, 2008, and 5.4 million as of May 27, 2007.

NOTE 14. INCOME TAXES

The components of earnings before income taxes and after-tax earnings from joint ventures and the corresponding income taxes thereon are as follows:

	Fiscal Year		
In Millions	2008	2007	2006
Earnings before income taxes and after-tax earnings from joint ventures:			
United States	$1,624.5	$1,453.8	$1,372.5
Foreign	181.6	177.5	186.9
Total earnings before income taxes and after-tax earnings from joint ventures	$1,806.1	$1,631.3	$1,559.4
Income taxes:			
Currently payable:			
Federal	$ 447.7	$ 447.7	$ 392.2
State and local	52.9	44.4	56.3
Foreign	23.5	42.0	63.9
Total current	524.1	534.1	512.4
Deferred:			
Federal	65.9	27.9	38.5
State and local	24.2	9.1	(4.2)
Foreign	8.0	(11.0)	(8.4)
Total deferred	98.1	26.0	25.9
Total income taxes	$ 622.2	$ 560.1	$ 538.3

The following table reconciles the United States statutory income tax rate with our effective income tax rate:

	Fiscal Year		
	2008	2007	2006
United States statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefits	3.5	2.6	2.6
Foreign rate differences	(1.2)	(2.7)	(0.9)
U.S. Federal District Court decision, including related interest	(1.7)	—	—
Other, net	(1.2)	(0.6)	(2.2)
Effective income tax rate	34.4%	34.3%	34.5%

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

In Millions	May 25, 2008	May 27, 2007
Accrued liabilities	$ 143.4	$ 233.3
Restructuring, impairment, and other exit charges	2.1	4.0
Compensation and employee benefits	526.3	499.2
Unrealized hedge losses	23.8	17.7
Unrealized losses, capital losses, and net operating losses	518.0	611.1
Other	99.2	25.5
Gross deferred tax assets	1,312.8	1,390.8
Valuation allowance	521.5	611.9
Net deferred tax assets	791.3	778.9
Brands	1,279.1	1,277.3
Depreciation	271.9	264.1
Prepaid pension asset	430.3	372.5
Intangible assets	85.8	82.1
Tax lease transactions	74.0	77.0
Other	133.2	71.8
Gross deferred tax liabilities	2,274.3	2,144.8
Net deferred tax liability	$1,483.0	$1,365.9

Of the total valuation allowance of $521.5 million, $205.4 million relates to a deferred tax asset for losses recorded as part of the Pillsbury acquisition. In the future, when tax benefits related to these losses are finalized, the reduction in the valuation allowance, if any, will be allocated to reduce goodwill. The change in the valuation allowance was entirely offset by an equal adjustment to the underlying deferred tax asset; however, certain capital losses were recognizable with a similar offset to the valuation allowance as a result of this change. Of the remaining valuation allowance, $219.5 million relates to capital loss carryforwards and $93.2 million relates to state and foreign operating loss carryforwards. In the future, if tax benefits are realized related to the operating losses, the reduction in the valuation allowance will generally reduce tax expense. If tax benefits are realized related to capital losses, the amounts will reduce goodwill. As of May 25, 2008, we believe it is more likely than not that the remainder of our deferred tax asset is realizable.

The carryforward periods on our foreign loss carryforwards are as follows: $39.5 million do not expire; $5.0 million expire between fiscal 2009 and fiscal 2010; $26.7 million expire between fiscal 2011 and fiscal 2016; and $18.1 million expire in fiscal 2018.

We have not recognized a deferred tax liability for unremitted earnings of $2.2 billion from our foreign operations because we do not expect those earnings to become taxable to us in the foreseeable future.

We adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109," (FIN 48) as of the beginning of fiscal 2008. Prior to adoption, our policy was to establish reserves that reflected the probable outcome of known tax contingencies. The effects of final resolution, if any, were recognized as changes to the effective income tax rate in the period of resolution. FIN 48 requires application of a more likely than not threshold to the recognition and derecognition of uncertain tax positions. FIN 48 requires us to recognize the amount of tax benefit that has a greater than 50 percent likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the quarter of such change.

As a result of adoption, we recorded a $218.1 million reduction to accrued tax liabilities, a $151.9 million reduction to goodwill, a $57.8 million increase to additional paid in capital, and an $8.4 million increase to retained earnings at the beginning of fiscal 2008.

The following table sets forth changes in our total gross unrecognized tax benefit liabilities, excluding accrued interest, for fiscal 2008. Approximately $157.0 million of this total represents the amount that, if recognized, would affect our effective income tax rate in future periods. This amount differs from the gross unrecognized tax benefits presented in the table because the majority of the liabilities below are the result of acquisition-related tax contingencies. We also would record a decrease in U.S. federal income taxes upon recognition of the state tax benefits included therein.

In Millions	
Balance as of May 28, 2007	$464.9
Tax positions related to current year:	
Additions	69.6
Reductions	—
Tax positions related to prior years:	
Additions	54.7
Reductions	(36.0)
Settlements	—
Lapses in statutes of limitations	(18.6)
Balance as of May 25, 2008	$534.6

As of May 25, 2008, we have classified approximately $0.4 million of the unrecognized tax benefits as a current liability as these amounts are expected to be paid within the next 12 months. The remaining amount of our unrecognized tax liability was classified in other liabilities.

We report accrued interest and penalties related to unrecognized tax benefits in income tax expense. For fiscal 2008, we recognized a net $15.6 million of tax-related net interest and penalties, and had $107.3 million of accrued interest and penalties as of May 25, 2008.

Annually we file more than 350 income tax returns in approximately 100 global taxing jurisdictions. Management judgment is involved in determining our effective tax rate and in evaluating the ultimate resolution of any uncertain tax positions. We are periodically under examination or engaged in a tax controversy. We establish reserves in a variety of taxing jurisdictions when, despite our belief that our tax return positions are supportable, we believe that certain positions may be challenged and may need to be revised. We adjust these reserves in light of changing facts and circumstances, such as the progress of a tax audit. Our effective income tax rate includes the impact of reserve provisions and changes to those reserves. We also provide interest on these reserves at the appropriate statutory interest rate. These interest charges are also included in our effective tax rate.

We do not expect that the amount of our tax reserves will materially change in the next 12 months other than the payment of the amount noted above which is identified as a current liability.

The number of years with open tax audits varies depending on the tax jurisdiction. Our major taxing jurisdictions include the United States (federal and state) and Canada. We are no longer subject to U.S. federal examinations by the Internal Revenue Service (IRS) for fiscal years before 2002. During fiscal 2008, we received a favorable District Court decision on an uncertain tax matter related to the fiscal years prior to 2002 and reduced our liability for uncertain tax positions by $21.0 million and related accrued interest by $9.7 million. The IRS has appealed the District Court decision, and accordingly, its ultimate resolution is subject to change. During fiscal 2008, we also concluded various matters for fiscal years 1998-2001 which included a payment of $31.7 million. The IRS recently concluded field examinations for our 2002 and 2003 fiscal years. A payment of $24.8 million was made during the first quarter of fiscal 2008 to cover the additional tax liability plus interest related to all agreed adjustments for this audit cycle. The IRS also proposed additional adjustments for the 2002-2003 audit cycle including several adjustments to the tax benefits associated with the sale of minority interests in our GMC subsidiary. We believe we have meritorious defenses and intend to vigorously defend our position. Our potential liability for this matter is significant and, notwithstanding our reserves against this potential liability, an unfavorable resolution could have a material adverse impact on our results of operations and cash flows from operations. The IRS initiated its audit of our fiscal 2004 through 2006 tax years during the first quarter of fiscal 2008.

Various examinations by United States state taxing authorities could be conducted for any open tax year, which vary by jurisdiction, but are generally from three to five years. Currently, several state examinations are in progress. The Canada Revenue Agency is conducting an audit of our income tax returns in Canada for fiscal years 2003 (which is the earliest tax year still open for examination) through 2005. We do not anticipate that any United States state tax or Canadian tax adjustments will have a significant impact on our financial position, cash flows, or results of operations.

NOTE 15. LEASES AND OTHER COMMITMENTS

An analysis of rent expense by type of property for operating leases follows:

	Fiscal Year		
In Millions	2008	2007	2006
Warehouse space	$ 49.9	$ 46.6	$ 43.8
Equipment	28.6	26.7	27.1
Other	43.2	33.8	35.4
Total rent expense	$121.7	$107.1	$106.3

Some operating leases require payment of property taxes, insurance, and maintenance costs in addition to the rent payments. Contingent and escalation rent in excess of minimum rent payments and sublease income netted in rent expense were insignificant.

Noncancelable future lease commitments are:

In Millions	Operating Leases	Capital Leases
2009	$ 94.3	$ 5.7
2010	69.4	4.1
2011	51.3	3.9
2012	43.8	3.5
2013	36.9	3.5
After 2013	19.6	3.0
Total noncancelable future lease commitments	$315.3	23.7
Less: interest		(3.9)
Present value of obligations under capital leases		$19.8

These future lease commitments will be partially offset by estimated future sublease receipts of $26.1 million. Depreciation on capital leases is recorded as depreciation expense in our results of operations.

We are contingently liable under guarantees and comfort letters for $670.1 million for the debt and other obligations of consolidated subsidiaries. We also are contingently liable under guarantees and comfort letters of $340.3 million for the debt and other obligations of non-consolidated affiliates, primarily CPW.

We are involved in various claims, including environmental matters, arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters, either individually or in aggregate, will not have a material adverse effect on our financial position or results of operations.

NOTE 16. BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

We operate in the consumer foods industry. We have three operating segments by type of customer and geographic region as follows: U.S. Retail, 66.5 percent of our fiscal 2008 consolidated net sales; International, 18.7 percent of our fiscal 2008 consolidated net sales; and Bakeries and Foodservice, 14.8 percent of our fiscal 2008 consolidated net sales.

Our U.S. Retail segment reflects business with a wide variety of grocery stores, mass merchandisers, membership stores, natural food chains and drug, dollar and discount chains operating throughout the United States. Our major product categories in the United States are ready-to-eat cereals, refrigerated yogurt, ready-to-serve soup, dry dinners, shelf stable and frozen vegetables, refrigerated and frozen dough products, dessert and baking mixes, frozen pizza and pizza snacks, grain, fruit and savory snacks, microwave popcorn, and a wide variety of organic products including soup, granola bars, and cereal.

Our International segment is made up of retail businesses outside of the United States. In Canada, our major product categories are ready-to-eat cereals, shelf stable and frozen vegetables, dry dinners, refrigerated and frozen dough products, dessert and baking mixes, frozen pizza snacks, and grain, fruit and savory snacks. In markets outside the United States and Canada, our product categories include super-premium ice cream, granola and grain snacks, shelf stable and frozen vegetables, dough products, and dry dinners. Our International segment also includes products manufactured in the United States for export, primarily to Caribbean and Latin American markets, as well as products we manufacture for sale to our joint ventures. Revenues from export activities are reported in the region or country where the end customer is located.

In our Bakeries and Foodservice segment, we sell branded cereals, snacks, dinner and side dish products, refrigerated and soft-serve frozen yogurt, frozen dough products, branded baking mixes, and custom food items. Our customers include foodservice distributors and operators, convenience stores, vending machine operators, quick service chains and other restaurants, and business, school and healthcare cafeterias in the United States and Canada. In addition, mixes and unbaked and fully baked frozen dough products are marketed throughout the United States and Canada to retail, supermarket, and wholesale bakeries.

Operating profit for these segments excludes unallocated corporate items, including variances to planned corporate overhead expenses, variances to planned domestic employee benefits and incentives, all stock compensation costs, annual contributions to the General Mills Foundation, and other items that are not part of our measurement of segment operating performance. These include restructuring, impairment, and other exit costs, as well as gains and losses arising from the revaluation of certain grain inventories and gains and losses from mark-to-market valuation of certain commodity positions until passed back to our operating segments in accordance with our internal hedge documentation as discussed in Note 7. These items affecting operating profit are centrally managed at the corporate level and are excluded from the measure of segment profitability reviewed by executive management. Under our supply chain organization, our manufacturing, warehouse, and distribution activities are substantially integrated across our operations in order to maximize efficiency and productivity. As a result, fixed assets and depreciation and amortization expenses are neither maintained nor available by operating segment.

	Fiscal Year		
In Millions	2008	2007	2006
Net sales:			
U.S. Retail	$ 9,072.0	$ 8,491.3	$ 8,136.3
International	2,558.8	2,123.4	1,837.0
Bakeries and Foodservice	2,021.3	1,826.8	1,738.0
Total	$13,652.1	$12,441.5	$11,711.3
Operating profit:			
U.S. Retail	$ 1,971.2	$ 1,896.6	$ 1,801.4
International	268.9	215.7	193.9
Bakeries and Foodservice	165.4	147.8	116.3
Total segment operating profit	2,405.5	2,260.1	2,111.6
Unallocated corporate items	156.7	163.0	122.8
Restructuring, impairment, and other exit costs	21.0	39.3	29.8
Operating profit	$ 2,227.8	$ 2,057.8	$ 1,959.0

The following table provides financial information by geographic area:

	Fiscal Year		
In Millions	2008	2007	2006
Net sales:			
United States	$11,036.7	$10,258.7	$ 9,810.6
Non-United States	2,615.4	2,182.8	1,900.7
Total	$13,652.1	$12,441.5	$11,711.3

In Millions	May 25, 2008	May 27, 2007
Land, buildings, and equipment:		
United States	$2,617.1	$2,576.5
Non-United States	491.0	437.4
Total	$3,108.1	$3,013.9

NOTE 17. SUPPLEMENTAL INFORMATION

The components of certain Consolidated Balance Sheet accounts are as follows:

In Millions	May 25, 2008	May 27, 2007
Receivables:		
From customers	$1,098.0	$969.3
Less allowance for doubtful accounts	(16.4)	(16.4)
Total	$1,081.6	$952.9

In Millions	May 25, 2008	May 27, 2007
Inventories:		
Raw materials and packaging	$ 265.0	$ 242.1
Finished goods	1,012.4	898.0
Grain	215.2	111.4
Excess of FIFO or weighted-average cost over LIFO cost[(a)]	(125.8)	(78.1)
Total	$1,366.8	$1,173.4

(a) Inventories of $806.4 million as of May 25, 2008, and $805.9 million as of May 27, 2007, were valued at LIFO.

In Millions	May 25, 2008	May 27, 2007
Prepaid expenses and other current assets:		
Prepaid expenses	$193.5	$172.3
Accrued interest receivable, including interest rate swaps	103.5	116.7
Derivative receivables, primarily commodity-related	78.2	54.9
Other receivables	105.6	37.6
Current marketable securities	13.3	6.5
Miscellaneous	16.5	55.1
Total	$510.6	$443.1

In Millions	May 25, 2008	May 27, 2007
Land, buildings, and equipment:		
Land	$ 61.2	$ 60.7
Buildings	1,550.4	1,518.6
Equipment	4,216.4	3,991.7
Assets under capital lease	64.7	23.9
Capitalized software	234.8	225.1
Construction in progress	343.8	275.7
Total land, buildings, and equipment	6,471.3	6,095.7
Less accumulated depreciation	(3,363.2)	(3,081.8)
Total	$ 3,108.1	$ 3,013.9

In Millions	May 25, 2008	May 27, 2007
Other assets:		
Pension assets	$1,110.1	$1,018.5
Investments in and advances to joint ventures	278.6	294.6
Life insurance	92.3	92.6
Noncurrent derivative receivables	126.2	34.1
Miscellaneous	143.0	146.9
Total	$1,750.2	$1,586.7

In Millions	May 25, 2008	May 27, 2007
Other current liabilities:		
Accrued payroll	$ 364.1	$ 355.7
Accrued interest	146.8	165.5
Accrued trade and consumer promotions	446.0	410.1
Accrued taxes	66.9	861.2
Derivatives payable	8.1	2.6
Accrued customer advances	17.3	6.8
Miscellaneous	190.6	276.9
Total	$1,239.8	$2,078.8

In Millions	May 25, 2008	May 27, 2007
Other noncurrent liabilities:		
Interest rate swaps	$ 218.4	$ 151.8
Accrued compensation and benefits, including payables for underfunded other postretirement and postemployment benefit plans	1,000.6	988.3
Accrued taxes	628.6	—
Miscellaneous	76.3	89.8
Total	$1,923.9	$1,229.9

Certain Consolidated Statements of Earnings amounts are as follows:

	Fiscal Year		
In Millions	2008	2007	2006
Depreciation and amortization	$459.2	$417.8	$423.9
Research and development expense	204.7	191.1	178.4
Advertising and media expense (including production and communication costs)	628.0	543.3	524.0

The components of interest, net are as follows:

Expense (Income), in Millions	Fiscal Year 2008	2007	2006
Interest expense	$432.0	$396.6	$367.0
Distributions paid on preferred stock and interests in subsidiaries	22.0	63.8	60.5
Capitalized interest	(5.0)	(2.5)	(1.1)
Interest income	(27.3)	(31.4)	(26.8)
Interest, net	$421.7	$426.5	$399.6

Certain amounts of the Consolidated Statements of Cash Flows are as follows:

In Millions	Fiscal Year 2008	2007	2006
Cash interest payments	$436.6	$406.8	$378.2
Cash paid for income taxes	444.4	368.8	321.1

NOTE 18. QUARTERLY DATA (UNAUDITED)

Summarized quarterly data for fiscal 2008 and fiscal 2007 follows:

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	Fiscal Year		Fiscal Year		Fiscal Year		Fiscal Year	
In Millions, Except per Share Amounts	2008	2007	2008	2007	2008	2007	2008	2007
Net sales	$3,072.0	$2,860.4	$3,703.4	$3,466.6	$3,405.6	$3,053.6	$3,471.1	$3,060.9
Gross margin	1,156.2	1,063.7	1,331.2	1,279.6	1,354.2	1,071.7	1,032.2	1,071.4
Net earnings	288.9	266.9	390.5	385.4	430.1	267.5	185.2	224.1
EPS:								
Basic	$ 0.85	$ 0.76	$ 1.19	$ 1.12	$ 1.28	$ 0.77	$ 0.55	$ 0.65
Diluted	$ 0.81	$ 0.74	$ 1.14	$ 1.08	$ 1.23	$ 0.74	$ 0.53	$ 0.62
Dividends per share	$ 0.39	$ 0.35	$ 0.39	$ 0.35	$ 0.39	$ 0.37	$ 0.40	$ 0.37
Market price of common stock:								
High	$ 61.52	$ 54.21	$ 59.67	$ 57.25	$ 61.40	$ 59.23	$ 62.50	$ 61.11
Low	$ 54.17	$ 49.27	$ 55.52	$ 51.50	$ 51.43	$ 55.51	$ 54.50	$ 54.57

Glossary

Average total capital. Notes payable, long-term debt including current portion, minority interests, and stockholders' equity, excluding accumulated other comprehensive income (loss). The average is calculated using the average of the beginning of fiscal year and end of fiscal year Consolidated Balance Sheet amounts for these line items.

Core working capital. Accounts receivable plus inventories less accounts payable, all as of the last day of our fiscal year.

Derivatives. Financial instruments such as futures, swaps, options, and forward contracts that we use to manage our risk arising from changes in commodity prices, interest rates, foreign exchange rates, and stock prices.

Fixed charge coverage ratio. The sum of earnings before income taxes and fixed charges (before tax), divided by the sum of the fixed charges (before tax) and interest.

Generally Accepted Accounting Principles (GAAP). Guidelines, procedures, and practices that we are required to use in recording and reporting accounting information in our audited financial statements.

Goodwill. The difference between the purchase price of acquired companies and the related fair values of net assets acquired.

Gross margin. Net sales less cost of sales.

Hedge accounting. Accounting for qualifying hedges that allows changes in a hedging instrument's fair value to offset corresponding changes in the hedged item in the same reporting period. Hedge accounting is permitted for certain hedging instruments and hedged items only if the hedging relationship is highly effective, and only prospectively from the date a hedging relationship is formally documented.

Interest bearing instruments. Notes payable, long-term debt, including current portion, minority interests, cash and cash equivalents, and certain interest bearing investments classified within prepaid expenses and other current assets and other assets.

LIBOR. London Interbank Offered Rate.

Mark-to-market. The act of determining a value for financial instruments, commodity contracts, and related assets or liabilities based on the current market price for that item.

Minority interests. Interests of subsidiaries held by third parties.

Net mark-to-market gains related to hedges on open commodity positions. Realized and unrealized gains and losses on derivative contracts that will be allocated to segment operating profit when the exposure we are hedging affects earnings.

Net price realization. The impact of list and promoted price changes, net of trade and other price promotion costs.

Notional principal amount. The principal amount on which fixed-rate or floating-rate interest payments are calculated.

Operating cash flow to debt ratio. Net cash provided by operating activities, divided by the sum of notes payable and long-term debt, including current portion.

Product rationalization. The elimination of low margin or low demand products in order to direct resources to higher margin or higher demand products.

Reporting unit. An operating segment or a business one level below an operating segment.

Return on average total capital. Net earnings, excluding after-tax net interest, divided by average total capital.

Segment operating profit margin. Segment operating profit divided by net sales.

Supply chain input costs. Costs incurred to produce and deliver product including ingredient and conversion costs, inventory management, logistics, warehousing, and others.

Total debt. Notes payable and long-term debt, including current portion.

Transaction gains and losses. The impact on our Consolidated Financial Statements of foreign exchange rate changes arising from specific transactions.

Translation adjustments. The impact of the conversion of our foreign affiliates' financial statements to U.S. dollars for the purpose of consolidating our financial statements.

Variable interest entities (VIEs). A legal structure that is used for business purposes that either (1) does not have equity investors that have voting rights and share in all the entity's profits and losses or (2) has equity investors that do not provide sufficient financial resources to support the entity's activities.

Reconciliation of Non-GAAP Measures

This report includes measures of financial performance that are not defined by generally accepted accounting principles (GAAP). For each of these non-GAAP measures, we are providing below a reconciliation of the differences between the non-GAAP measure and the most directly comparable GAAP measure. These non-GAAP measures are used in reporting to our executive management, and/or as a component of the board of directors' measurement of our performance for incentive compensation purposes. Management and the board of directors believe that these measures also provide useful information to investors. These non-GAAP measures should be viewed in addition to, and not in lieu of, the comparable GAAP measure.

TOTAL SEGMENT OPERATING PROFIT

	Fiscal Year				
In Millions	2008	2007	2006	2005	2004
Net sales:					
U.S. Retail	$ 9,072.0	$ 8,491.3	$ 8,136.3	$ 7,890.6	$ 7,843.3
International	2,558.8	2,123.4	1,837.0	1,724.9	1,550.0
Bakeries and Foodservice	2,021.3	1,826.8	1,738.0	1,692.3	1,728.9
Total	$13,652.1	$12,441.5	$11,711.3	$11,307.8	$11,122.2
Operating profit:					
U.S. Retail	$ 1,971.2	$ 1,896.6	$ 1,801.4	$ 1,745.1	$ 1,823.9
International	268.9	215.7	193.9	163.6	112.0
Bakeries and Foodservice	165.4	147.8	116.3	107.7	117.0
Total segment operating profit	2,405.5	2,260.1	2,111.6	2,016.4	2,052.9
Memo: Segment operating profit as a % of net sales	17.6%	18.2%	18.0%	17.8%	18.5%
Unallocated corporate items	156.7	163.0	122.8	32.4	16.8
Restructuring, impairment, and other exit costs	21.0	39.3	29.8	83.6	26.1
Operating profit	$ 2,227.8	$ 2,057.8	$ 1,959.0	$ 1,900.4	$ 2,010.0

DILUTED EARNINGS PER SHARE EXCLUDING CERTAIN COMMODITY AND TAX ITEMS

	Fiscal Year
Per Share Data	2008
Diluted earnings per share, as reported	$3.71
Less: Net gain from mark-to-market valuation of certain commodity positions	0.10
Less: Benefit associated with a favorable court decision on a discrete tax matter	0.09
Diluted earnings per share, excluding certain commodity and tax items	$3.52

RETURN ON AVERAGE TOTAL CAPITAL

In Millions	Fiscal Year 2008 Adjusted	2008	2007	2006	2005	2004	2003
Net earnings	$ 1,294.7	$ 1,294.7	$ 1,143.9	$ 1,090.3	$ 1,240.0	$ 1,055.2	
Interest, net, after-tax	276.4	276.4	280.1	261.7	288.3	330.2	
Less: Net gain from mark-to-market valuation of certain commodity positions and favorable court decision on a discrete tax matter	65.8	—	—	—	—	—	
Earnings before interest, after-tax	$ 1,505.3	$ 1,571.1	$ 1,424.0	$ 1,352.0	$ 1,528.3	$ 1,385.4	
Current portion of long-term debt	$ 442.0	$ 442.0	$ 1,734.0	$ 2,131.5	$ 1,638.7	$ 233.5	$ 105.4
Notes payable	2,208.8	2,208.8	1,254.4	1,503.2	299.2	582.6	1,235.8
Long-term debt	4,348.7	4,348.7	3,217.7	2,414.7	4,255.2	7,409.9	7,515.9
Total debt	6,999.5	6,999.5	6,206.1	6,049.4	6,193.1	8,226.0	8,857.1
Minority interests	242.3	242.3	1,138.8	1,136.2	1,133.2	299.0	299.9
Stockholders' equity	6,215.8	6,215.8	5,319.1	5,772.3	5,676.4	5,247.6	4,175.3
Total capital	13,457.6	13,457.6	12,664.0	12,957.9	13,002.7	13,772.6	13,332.3
Less: Net gain from mark-to-market valuation of certain commodity positions and favorable court decision on a discrete tax matter	65.8	—	—	—	—	—	—
Less: Accumulated other comprehensive income (loss)	176.7	176.7	(119.7)	125.4	8.1	(144.2)	(342.3)
Adjusted total capital	$13,215.1	$13,280.9	$12,783.7	$12,832.5	$12,994.6	$13,916.8	$13,674.6
Adjusted average total capital	$12,999.4	$13,032.3	$12,808.1	$12,913.6	$13,455.7	$13,795.7	
Return on average total capital	11.6%	12.1%	11.1%	10.5%	11.4%	10.0%	

NET SALES INCLUDING PROPORTIONATE SHARE OF ONGOING JOINT VENTURES

Our interest in Snack Ventures Europe (SVE) was redeemed in fiscal 2005 and the 8th Continent business was sold in fiscal 2008. To view the performance of our joint ventures on an ongoing basis, we have provided certain information excluding SVE and 8th Continent. The reconciliation of this non-GAAP measure is shown in the following tables:

In Millions	Fiscal Year 2008
General Mills worldwide net sales:	
Net sales, as reported	$13,652.1
Proportionate share of ongoing joint venture net sales	1,202.1
Worldwide net sales	$14,854.2

In Millions	Fiscal Year 2008	2007	2006	2005	2004
International segment	$2,558.8	$2,123.4	$1,837.0	$1,724.9	$1,550.0
Proportionate share of ongoing joint ventures net sales:					
Cereal Partners Worldwide (CPW)	1,008.8	818.4	693.9	666.0	589.5
Häagen-Dazs	193.3	167.0	179.3	193.4	181.9
Ongoing joint ventures	1,202.1	985.4	873.2	859.4	771.4
International net sales, including proportionate share of ongoing joint ventures	$3,760.9	$3,108.8	$2,710.2	$2,584.3	$2,321.4

Total Return to Stockholders

ONGOING JOINT VENTURE AFTER-TAX EARNINGS

	Fiscal Year				
In Millions	2008	2007	2006	2005	2004
After-tax earnings from joint ventures:					
As reported	$110.8	$72.7	$69.2	$93.9	$78.5
Less: SVE				28.3	25.7
Less: 8th Continent	(0.8)	(3.0)	(3.5)	(3.7)	(4.3)
Ongoing Joint Ventures	$111.6	$75.7	$72.7	$69.3	$57.1

AVERAGE DILUTED SHARES OUTSTANDING EXCLUDING SHARES RELATED TO CONVERTIBLE DEBENTURES

	Fiscal Year				
In Millions	2008	2007	2006	2005	2004
Average diluted shares outstanding	346.9	360.2	378.8	408.7	412.8
Convertible shares related to contingently convertible debentures	—	—	12.9	29.1	29.1
Average diluted shares outstanding excluding convertible shares	346.9	360.2	365.9	379.6	383.7

These line graphs compare the cumulative total return for holders of our common stock with the cumulative total return of the Standard & Poor's 500 Stock Index and the Standard & Poor's 500 Packaged Foods Index for the last five-year and ten-year fiscal periods. The graphs assume the investment of $100 in each of General Mills' common stock and the specified indexes at the beginning of the applicable period, and assume the reinvestment of all dividends.

On July 14, 2008, there were approximately 32,732 record holders of our common stock.

Total Return to Stockholders
5 Years



Total Return Index
200
180
160
140
120
100
80
60
40
20
0
May 03
May 04
May 05
May 06
May 07
May 08

Total Return to Stockholders
10 Years



Total Return Index
250
200
150
100
50
0
May 98
May 99
May 00
May 01
May 02
May 03
May 04
May 05
May 06
May 07
May 08
General Mills (GIS)
S&P 500
S&P Packaged Foods

Photo Gallery

The following General Mills people appear in this report:

On the Cover
Front cover (l to r) Humphrey Otita, Finance; Laura Forero, International; Beth Brady, Marketing *Back cover (l to r)* Cindy Jeska, Bakeries and Foodservice; Kevin Wilt, Supply Chain; Jim Sweeney, Consumer Foods Sales

Page 7
Standing (l to r) Kairus Rudina, Consumer Foods Sales; Polly Berry Dorr, Media Buying; Matt Pierre, Bakeries and Foodservice *Seated (l to r)* Dongsheng Guan, International Research and Development; Camie Donohue, Marketing

Pages 8 and 9
(l to r) Ukonwa Kuzi-Orizu, Marketing; Gary Donahue, Supply Chain; Shirley Dolland, Betty Crocker Kitchens; Amber Holm, Marketing; Gary Corona, Finance; Abhilasha Gupta, Consumer Insights; Anh-Tram Pham, Bell Institute of Health and Nutrition; Kara Sair, Research and Development; Joshua Opiacha, Research and Development; Tammy Sadinsky-Martin, Marketing; Elizabeth Nientimp, Promotions

Page 11
From our Cheerios team (l to r) Elmer Ramos, Marketing; Kurt Rosdahl, Promotions; Luba Smulka, Consumer Insights

Page 12
From our Bakeries and Foodservice division (l to r) Richard Kong, Convenience Stores; Sandie Deas, Bakery Channels; Craig Cranfield, Field Sales

Page 13
From Consumer Foods Sales (l to r) Mark Sisson, Shannon Leonard, Caitlin Burns, Matthew Chu, Tanisha Haynes

Pages 14 and 15
From our Häagen-Dazs business in Shanghai, China (l to r) Andrew Yu, National Shop Operations; Liang Jun Jie, Shop Staff; May Zheng, Marketing; Wu Yan Ting, Shop Staff; Nancy Yang, Shop Operations; Mao Jia Li, Shop Staff; Tim Bulow, Marketing

Pages 18 and 19
From our Supply Chain and Belvidere, Ill. plant (l to r) Denise Holloman, Jamie Kleindl, Neal Simon, Renee Lash, Tammi Shattuck, Yolanda Garza, Kathy Lerma, Deneen Rief, Erik Jensen, Bill Beck, Tomiko Bodey, Leo Trevino, Russ Kitsemble, Ross Miley, Ed Jannisch, Vance King II, John Struthers, Tony Lorencis, Brian Ferguson, Chelsea Gasser, Felisa Collazos

Holiday Gift Boxes



General Mills Gift Boxes are part of many shareholders' December holiday traditions. To request an order form, call us toll free at (866) 613-3740 or write, including your name, street address, city, state, zip code and phone number (including area code) to:

2008 General Mills Holiday Gift Box
Department 5899
P.O. Box 5008
Stacy, MN 55078-5008

Or you can place an order online at:
www.gmiholidaygiftbox.com

Please contact us after Oct. 1, 2008.

Shareholder Information

World Headquarters
Number One General Mills Boulevard
Minneapolis, MN 55426-1347
Phone: (763) 764-7600

Web Site
www.generalmills.com

Markets
New York Stock Exchange
Trading Symbol: GIS

Independent Auditor
KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-3900
Phone: (612) 305-5000

Investor Inquiries
General Shareholder Information:
Investor Relations Department
(800) 245-5703 or (763) 764-3202

Analysts/Investors:
Kristen S. Wenker
Vice President, Investor Relations
(763) 764-2607

Transfer Agent and Registrar
Our transfer agent can assist you with a variety of services, including change of address or questions about dividend checks.

Wells Fargo Bank, N.A.
161 North Concord Exchange
P.O. Box 64854
St. Paul, MN 55164-0854
Phone: (800) 670-4763 or (651) 450-4084
www.wellsfargo.com/shareownerservices

Notice of Annual Meeting
The annual meeting of shareholders will be held at 11 a.m., Central Daylight Time, Sept. 22, 2008, at the Children's Theatre Company, 2400 Third Avenue South, Minneapolis, MN 55404-3597.

Electronic Access to Proxy Statement, Annual Report and Form 10-K
Shareholders who have access to the Internet are encouraged to enroll in the electronic delivery program. Please see the Investors section of www.generalmills.com or go directly to the Web site www.icsdelivery.com/gis and follow the instructions to enroll. If your General Mills shares are not registered in your name, contact your bank or broker to enroll in this program.

Certifications
Our CEO and CFO Certifications required under Sarbanes-Oxley Section 302 were filed as exhibits to our Form 10-K. We also have submitted the required annual CEO certification to the New York Stock Exchange.

This Report is Printed on Recycled Paper

Mixed Sources
Product group from well-managed forests and other controlled sources
FSC www.fsc.org Cert no. SW-COC-1865
© 1996 Forest Stewardship Council

Cover contains 10% post-consumer waste.

NEW GENERAL MILLS DIRECT STOCK PURCHASE PLAN

This plan provides a convenient and economical way to invest in General Mills stock. You can increase your ownership over time through purchases of common stock and reinvestment of cash dividends, without paying brokerage commissions and other fees on your purchases and reinvestments. For more information and a copy of a plan prospectus, go to the Investors section of www.generalmills.com.

General Mills
Number One General Mills Boulevard
Minneapolis, MN 55426-1347
763.764.7600
www.generalmills.com


Chex Mix
Chex Mix
Cheerios
Cheerios
Charms
Charms
NEW

END